Form 10-K, Exhibit 13
BAKER HUGHES INC
filed 1994-12-16
CIK 808362

                                                                      Exhibit 13

            Condensed Comparative Consolidated Financial Information
                           Baker Hughes Incorporated

(In thousands, except per share amounts)                   1994          1993          1992          1991          1990
- ---------------------------------------------------------------------------------------------------------------------------
Total revenues                                          $2,504,758    $2,701,697    $2,538,515    $2,828,357     $2,614,257
                                                        -------------------------------------------------------------------
Costs and expenses:
 Costs and expenses applicable to revenues               2,082,745     2,262,545     2,132,928     2,283,064      2,138,481
 General and administrative                                214,788       238,238       232,407       249,833        232,303
 Unusual charges - net                                      31,829        42,000        79,190        62,946         66,846
 Operating income of business sold                         (10,488)
                                                        -------------------------------------------------------------------
  Total                                                  2,318,874     2,542,783     2,444,525     2,595,843      2,437,630
                                                        -------------------------------------------------------------------

Operating income                                           185,884       158,914        93,990       232,514        176,627
Gain on sale of Pumpsystems                                101,000
Gain on sale of subsidiary stock                                                                      56,103         65,721
Interest expense                                           (63,835)      (64,703)      (68,112)      (83,561)       (77,465)
Interest income                                              3,067         5,840         6,078         7,295         15,132
                                                        -------------------------------------------------------------------
Income before income taxes, extraordinary
   loss and cumulative effect of accounting changes        226,116       100,051        31,956       212,351        180,015
Income taxes                                               (94,974)      (41,195)      (26,925)      (38,893)       (37,838)
                                                        -------------------------------------------------------------------
Income before extraordinary loss and
 cumulative effect of accounting changes                   131,142        58,856         5,031       173,458        142,177
Extraordinary loss                                         (44,320)
Cumulative effect of accounting changes                    (44,165)
                                                        -------------------------------------------------------------------
Net income                                              $   42,657    $   58,856    $    5,031    $  173,458     $  142,177
                                                        ===================================================================
Per share of common stock:
 Income before extraordinary loss
  and cumulative effect of accounting changes                 $.85          $.34          $.00         $1.26     $     1.06
                                                        -------------------------------------------------------------------
 Net income                                                    .22           .34           .00          1.26           1.06
                                                        -------------------------------------------------------------------
 Dividends                                                     .46           .46           .46           .46            .46
                                                        -------------------------------------------------------------------

Financial position:
Cash and cash equivalents                               $   69,179    $    6,992    $    6,692    $   51,709     $  124,585
Working capital                                            855,421       920,969       715,472       652,404        676,383
Total assets                                             2,999,682     3,143,340     3,212,938     2,905,602      2,783,944
Long-term debt                                             637,972       935,846       812,465       545,242        611,501
Stockholders' equity                                     1,638,472     1,610,648     1,645,522     1,545,361      1,424,285


   See Note 1 of Notes to Consolidated Financial Statements for a discussion of the adoption of new accounting standards in 1994.

   In addition to the significant acquisitions and dispositions discussed in
Note 2 of Notes to Consolidated Financial Statements, the Company acquired ChemLink Group, Inc. in 1991, Eastman Christensen Company and the Instrument Group in 1990. The Company also sold 71% of BJ Services Company ("BJ") in 1990 and the TOTCO division of Exlog, Inc. and the remaining 29% of BJ in 1991.

   See Note 3 of Notes to Consolidated Financial Statements for a description of the unusual charges - net in 1994, 1993 and 1992. The unusual charges-net in 1991 consisted primarily of the restructuring of Hughes Christensen Company and litigation and insurance claims offset by the gain on the disposition of TOTCO. The unusual charges-net in 1990 consisted primarily of litigation and product liability claims and geographic and product line restructurings.

  See Note 4 of Notes to Consolidated Financial Statements for a description of the extraordinary loss in 1994.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                           Baker Hughes Incorporated

                              Business Environment

  Oilfield Operations companies manufacture, sell and provide services used in the drilling, completion and maintenance of oil and gas wells. The business environment of the Company is significantly affected by worldwide expenditures of the petroleum industry. Important factors establishing the levels of these expenditures include world economic conditions, crude oil and natural gas supply and demand balances, the legislative environment in the United States and other major countries and developments in the Middle East and other major petroleum producing regions.

                              Activity Indicators

  Crude oil and natural gas prices are a major determinant of exploration and development expenditures. (The amounts in the table below are annual averages.)

Fiscal Year                      1994   1993   1992
- ----------------------------------------------------
WTI ($/Bbl)                      16.87  19.49  20.88
U.S. Spot Natural Gas ($/mcf)     1.88   2.04   1.53

  Oil prices weakened in 1994 and 1993 falling $2.62/Bbl or 13.4% and $1.39/Bbl or 6.7%, respectively. The Company expects prices to trend upwards in 1995 and 1996 while remaining susceptable to short-term price fluctuations. U.S. natural gas prices weakened in 1994, decreasing 7.8%. Prices in 1993 were up 33.3% from 1992 prices. Prices are expected to be soft in 1995 and strengthen in 1996 with demand for natural gas expected to grow 2% to 3% per year. The Company believes that higher natural gas prices and a tightening market would stimulate exploration and development drilling directed towards natural gas.

  A more direct indicator of expenditures and drilling activity is the Baker Hughes rotary rig count. Workover activity, as measured by the U.S. workover rig count, is also an indicator of expenditure activity. (The amounts in the following table are annual averages.)

Fiscal Year                1994   1993   1992
- ----------------------------------------------
North American             1,030    918    788
Non-North American           747    781    885
                           -------------------
Total Rig Count            1,777  1,699  1,673
                           ===================
U.S. Workover Rig Count    1,336  1,379  1,260
                           ===================

North American Activity

  The North American rig count was up 12.2% from 1993 and 1993 was up 16.5% from 1992. Activity increases in the Gulf of Mexico drove an increase in the average offshore rig count from 71 to 101 rigs - up 42.3% from 1993 and from 51 to 71 rigs - up 39.2% from 1992. The Company benefits from offshore drilling, more so than land drilling, as this type of activity requires the premium products and services offered by the Company. The Canadian operations were also favorably impacted by the increase in natural gas drilling as Canadian rig activity was up 53.5% and 82.8% in 1994 and 1993, respectively. U.S. workover activity was down 3.1% from 1993 levels and 1993 activity was up 9.4% from 1992.

  The Company is cautiously optimistic that drilling activity will remain strong in North America in 1995. The Company anticipates that reduced gas prices and high pipeline utilization will take the edge off Canada's drilling boom. In the U.S., the Company is expecting a modest decrease in gas-directed drilling to be offset by a modest increase in oil-directed drilling. The average U.S. workover rig count is expected to remain flat over the next year.

Non-North American Activity

  Outside North America, activity continued to fall. The average rig count was down 4.4% from 1993 and 1993 was 11.8% lower than 1992. The fall was widespread throughout the Eastern Hemisphere as most regions showed a decrease in activity. The 1994 decline was offset somewhat by Latin America activity which was up 9.0%. Two areas of particular importance to the Company that were down significantly were Italy and Nigeria where political and social issues affected drilling activity. The Company expects little change in activity in the Eastern Hemisphere over the near term as political issues and volatility in crude oil prices will continue to create uncertainty. In Latin America, the Company expects to see continued growth in drilling activity in 1995 led by Venezuela, Argentina and Colombia.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                           Baker Hughes Incorporated

                         Acquisitions and Dispositions

1994

  The Company sold the EnviroTech Pumpsystems ("Pumpsystems") group of companies and the EnviroTech Measurements & Controls ("EM&C") group of companies in September and March 1994, respectively. The decision to divest Pumpsystems and EM&C was part of a continuing review of the Company's core product and service competencies. The Pumpsystems sale provided approximately $210.0 million in proceeds and resulted in a gain of $101.0 million while the EM&C sale provided $134.0 million in proceeds and resulted in a gain of $8.6 million.

1992

  In October 1991, the Company sold the Eastern Hemisphere operations of its Baker Hughes Tubular Services ("BHTS") subsidiary to Tuboscope Corporation, now known as Tuboscope Vetco International Corporation, for total consideration of $75.7 million. In September 1992, the Company sold the Western Hemisphere operations of BHTS to ICO, Inc. for total consideration of $11.3 million.

  In April 1992, the Company acquired Teleco Oilfield Services Inc. ("Teleco") from Sonat Inc. for $349.4 million. Teleco is a leading provider of both directional and formation evaluation measurement-while-drilling services.

  In August 1992, the Company purchased from Borg-Warner Corporation ("B-W") a subsidiary of B-W, whose only asset was 8.3 million shares of the Company's common stock. Total consideration paid to B-W was $168.8 million. All of the funds for the purchase were raised through a public offering by the Company of
7.6 million shares of its common stock at a price of $22.25 per share. Net proceeds from the offering were $168.9 million. The Company does not intend to reissue any of the shares purchased in this transaction and accordingly, the 8.3 million shares have been treated as having been constructively retired for financial reporting purposes.

                             Results of Operations

  The following table summarizes the impact of the 1994 dispositions mentioned above on consolidated revenues.

(In millions)                  1994               1993              1992
- ----------------------------------------------------------------------------
Consolidated Revenues:
  Sales                        $1,727.7           $1,945.8          $1,839.8
  Services and rentals            777.0              755.9             698.7
                               ---------------------------------------------
    Total                       2,504.7            2,701.7           2,538.5
                               ---------------------------------------------
Less Pumpsystems and EM&C
  Operations:
  Sales                            96.5              334.5             347.3
  Services and rentals                                15.7              21.3
                               ---------------------------------------------
     Total                         96.5              350.2             368.6
                               ---------------------------------------------
Revenues from Ongoing
  Operations:
  Sales                         1,631.2            1,611.3           1,492.5
  Services and rentals            777.0              740.2             677.4
                               ---------------------------------------------
    Total                      $2,408.2           $2,351.5          $2,169.9
                               =============================================

  Consolidated revenues for 1994 decreased 7.3% from 1993. Consolidated revenues for 1993 increased 6.4% from 1992. Consolidated revenues were impacted in 1994 and 1993 by the revenues of disposed businesses. EM&C was sold in March 1994 and Pumpsystems was sold in September 1994. The results of Pumpsystems and EM&C have been reported in a manner similar to discontinued operations since March 1994 and June 1993, respectively, which represents the date at which the decisions to divest the businesses were made. As such, consolidated results of operations for 1994 include six months of Pumpsystems' revenues and expenses. The last six months of Pumpsystems' net operating results are reflected as a separate line in the Company's consolidated statement of operations. Nine months of EM&C revenues and expenses are included in the consolidated results for 1993. There are no EM&C revenues and expenses included in the consolidated results for 1994. EM&C operated near break even levels from July 1993 to March 1994 with a small net operating loss offsetting the gain on the sale.

  Revenues from ongoing operations were up 2.4% from 1993 and 8.4% from 1992. Oilfield Operations currently represent approximately 88% of consolidated revenues ($2.1 billion) with the remaining 12% represented by the Process Equipment Operations (formerly EnviroTech Process Equipment).

  Oilfield Operations' sales revenue was up 2.6% and services and rentals revenue was up 4.7% in 1994. Much of the improvement in Oilfield Operations sales, services and rentals revenue is attributable to increased drilling activity in the Western Hemisphere, fueled in large part by natural gas drilling. Offsetting this trend was a decline in the average number of workover rigs running in the U.S. However, much of the improvement in the Western Hemisphere was offset by declines in the European and West Africa markets, most notably in geographic areas where Oilfield Operations enjoys significant revenue on a per rig basis.

  Oilfield Operations reported revenues of $2.0 billion in 1993, up 8.1% from 1992. Sales revenue was up 7.6% and services and rentals revenue was up 9.1%. The acquisition of Teleco in April 1992 provided approximately $75.0 million of additional revenue for 1993 when compared to the prior year. A significant increase in gas related drilling in the Gulf of Mexico, fueled by increased natural gas prices, increases in Canadian activity and export sales to the former Soviet Union also contributed to the sales, services and rentals revenue improvement. The improvement in the North American market was offset by a decline in drilling rig activity outside of North America, most notably, the North Sea and West Africa regions.

  Process Equipment Operations sales, services and rentals revenue reported a decline of 3.4% from 1993. General weakness in the worldwide economy and project deferrals due to financing delays resulted in the revenue decline. In 1993, sales, services and rentals revenue increased 10.3% from 1992. Improved order bookings resulting from improved economic activity drove the revenue favorability.

Operating Income

  The following table summarizes the effect of the dispositions and the net unusual charges on consolidated operating income.

(In millions)                               1994     1993     1992
- -------------------------------------------------------------------
Consolidated Operating Income              $185.9   $158.9   $ 94.0
Plus Unusual Charges-net                     31.8     42.0     79.2
Less Operating Income of
 Pumpsystems and EM&C                       (17.9)   (23.1)   (25.2)
                                           ------------------------
Operating Income from Ongoing
    Operations                             $199.8   $177.8   $148.0
                                           ========================

  Consolidated operating income in 1994 increased 17.0% from 1993 levels and in 1993 increased 69.0% from 1992 levels. Operating income from ongoing operations, which excludes the net unusual charges and operating income of Pumpsystems and EM&C, increased 12.4% in 1994 and 20.1% in 1993 from the respective prior year. The increases year over year result from improved revenues and cost containment measures, including the benefits from the consolidation of several divisions.

Costs and Expenses

  Operating expenses, excluding unusual charges, typically fluctuate within a narrow band as a percentage of consolidated revenues as the Company manages expenses both in absolute terms and as a function of revenues.

  Cost of sales, cost of services and rentals, research and engineering expenses and marketing and field service expenses decreased in 1994 in line with the revenue decreases associated with the dispositions of EM&C and Pumpsystems in 1994, and increased in 1993 in line with the increase in revenues associated with the acquisition of Teleco in 1992. General and administrative expenses, which are less sensitive to changes in revenue, decreased $17.3 million or 8.6% in 1994 and remained virtually unchanged when comparing 1993 to 1992. The decrease in 1994 is reflective of the impact of the disposed businesses. Amortization of goodwill and other intangibles has decreased in 1994 because of the sale of EM&C and Pumpsystems. In 1993, amortization increased over 1992 because of the Teleco acquisition in April 1992.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                           Baker Hughes Incorporated

Unusual Charges-net

1994

  During the fourth quarter of 1994, the Company recorded a $32.4 million unusual charge related to the restructuring and reorganization of certain divisions, primarily Baker Hughes INTEQ, in Oilfield Operations as part of a continuing effort to maintain a cost structure appropriate for current and future market conditions. Noncash provisions of the charge totalled $16.3 million and consist primarily of the write-down of excess facilities to net realizable value. The remaining $16.1 million of the charge represents future cash expenditures related to severance under existing benefit arrangements, the relocation of people, equipment and inventory and abandoned leases. The Company spent $3.1 million of the cash in 1994 and expects to spend substantially all of the remaining $13.0 million in 1995. Such expenditures relate to specific plans with clearly defined actions and will be funded from operations and available credit facilities. The actions taken will favorably impact future operating results and liquidity as the reduction of headcount and the consolidation of facilities will reduce future operating costs without significantly impacting the pricing of products and services and market share. Annual cost savings are expected to be between $10.0 million and $15.0 million. In addition, an MWD (measurement-while-drilling) product line was discontinued when it was decided to market and support more viable MWD products resulting in the write-off of property and inventory of $15.0 million. Offsetting these charges was an unusual gain of $19.3 million related to the May 1994 cash settlement of a suit against certain insurance carriers in the Parker & Parsley litigation discussed below.

1993

  During the first quarter of 1993, the Company recognized a charge of $17.5 million relating to an agreement for the settlement of the civil antitrust litigation involving the marketing of tricone rockbits. During the second quarter of 1993, the Company, along with Dresser Industries and Parker & Parsley Petroleum Development Incorporated, entered into a Memorandum of Understanding covering the settlement of all outstanding litigation among the parties. In recognition of the settlement, the Company recorded an unusual charge of $24.5 million. Cash payments totalling $75.0 million were made during the third quarter of 1993.

1992

  During the first quarter of 1992, the Company sold the Eastern Hemisphere operations of BHTS and recognized a gain of $31.9 million. In addition, noncash unusual charges totalling $31.8 million for the restructuring of the Western Hemisphere operations of BHTS and the discontinuance of the Hughes Christensen Company Argentina operations were recorded. During the third quarter of 1992, in response to the structural changes in the U.S. oilfield and as a result of the Teleco acquisition, the Company recognized an unusual charge totalling $79.3 million. Costs associated with the integration of the Teleco operations account for $25.3 million of the charge. This charge included future cash outlays of $7.3 million of which approximately one-third was spent in 1992 and the remaining amount in 1993. Changes in market conditions led the Company to implement several operational restructurings and combinations representing $30.1 million of the charge. This charge included future cash outlays of $12.3 million, the majority of such amounts were spent in 1993. In addition, the Company accrued charges for the TRW Inc. litigation and certain other asset impairments.

Interest Expense

  Offsetting interest expense in 1993 and 1992 is $3.6 million and $8.8 million, respectively, of the reversal of accrued interest expense on certain Internal Revenue Service issues. Excluding these reversals, interest expense decreased $4.5 million in 1994 and $8.6 million in 1993. The decrease in 1994 is attributable to lower total debt outstanding offset by a slightly higher overall effective interest rate. The decrease in 1993 is attributable to significantly lower effective interest rates offset by increases in total debt outstanding.

Interest Income

  Interest income decreased $2.8 million in 1994 and $0.2 million in 1993. The decreases are due to the repayment of notes receivables and a decrease in short-term investments.

Income Taxes

  The effective income tax rate for 1994 was 42.0% as compared to 41.2% in 1993 and 84.3% in 1992. The effective rates differ from the federal statutory rates due primarily to the utilization of loss and credit carryforwards (1994, 1993 and 1992), increases in taxes on foreign operations (1994, 1993 and 1992), nondeductible goodwill amortization (1994, 1993 and 1992), the impact of unusual charges in jurisdictions where virtually no tax benefit was available (1992) and the settlement with the IRS to resolve all pending tax issues for the 1978 through 1986 tax years (1992).

Extraordinary Loss

  During 1994, the Company recorded an extraordinary loss of $44.3 million, net of a tax benefit of $23.9 million, in connection with the repurchase or defeasance of $225.0 million face amount of its outstanding 6% debentures due March 2002. At September 30, 1994, $43.7 million of the debentures have been considered extinguished through defeasance.

Net Income Per Share of Common Stock

  Net income is adjusted for dividends on preferred stock of $12.0 million in 1994 and 1993 and $5.3 million in 1992.

                        Capital Resources and Liquidity

Financing Activities

  Net cash outflows from financing activities were $429.8 million in 1994 compared to cash inflows of $56.0 million and $127.0 million in 1993 and 1992, respectively.

  Total debt outstanding at September 30, 1994 was $653.3 million, compared to $944.3 million at September 30, 1993 and $838.9 million at September 30, 1992. The debt to equity ratio was .399 at September 30, 1994, compared to .586 at September 30, 1993 and .510 at September 30, 1992.

  In 1994 the Company used cash to reduce overall debt levels. A total of $368.1 million was used to reduce borrowings under short-term facilities and repurchase or defease all of the outstanding 6% discount debentures which had an effective interest rate of 14.66%. During 1994, the Company also issued debenture purchase warrants under favorable terms for $7.0 million which entitle the holders to purchase $93.0 million of the Company's debentures. Subsequent to September 30, 1994, certain holders exercised warrants and purchased $78.0 million of debentures. The Company expects the remaining warrants to be exercised prior to their expiration in January 1995.

  In 1993 and 1992, the Company had increased total debt to fund acquisitions and other operating needs, while at the same time taking advantage of lower interest rates. During 1993, the Company sold $385.3 million principal amount at maturity of Liquid Yield Option Notes ("LYONS") due May 2008. The net proceeds of $223.9 million were used to repay borrowings from short-term facilities incurred to fund the 1992 Teleco acquisition, retire debentures and fund

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                           Baker Hughes Incorporated

working capital needs. During 1992, the Company raised $168.9 million through the sale of 7.6 million shares of common stock. The proceeds were used to effectively retire 8.3 million shares of common stock held by Borg-Warner Corporation. Also in 1992, the Company issued fixed rate notes due in 1999 and 2004 with net proceeds of $246.6 million which were used to retire debt maturing in 1992 and redeem convertible subordinated debentures. Borrowings under short-term facilities increased to fund the Teleco acquisition.

  Cash dividends increased in 1993 due primarily to the $12.0 million annual dividend requirement associated with the preferred stock issued as part of the Teleco acquisition in April 1992.

  At September 30, 1994, the Company had $800.8 million of credit facilities with commercial banks, of which $511.6 million is committed. These facilities are subject to normal banking terms and conditions and do not materially restrict the Company's activities.

  During 1994, the U.S. dollar weakened against most European currencies where the Company has a significant net asset position. As a result of this and the sale of EM&C and Pumpsystems, the cumulative foreign currency translation adjustment account decreased $34.7 million. During 1993, the U.S. dollar strengthened against most European currencies resulting in an increase of $45.1 million in the cumulative foreign currency translation adjustment account.

Investing Activities

  Net cash inflows from investing activities were $258.4 million in 1994 compared to cash outflows of $76.7 million in 1993 and $251.9 million in 1992.

  Proceeds from the disposal of noncore businesses generated $328.4 million in 1994, $9.3 million in 1993 and $50.7 million in 1992. The acquisition of Teleco in 1992 required the use of $197.0 million. Property additions have decreased from $137.9 million in 1992 to $126.9 million in 1993 and to $108.6 million in 1994. Part of the decrease in 1994 is due to the sale of EM&C and Pumpsystems. Likewise, the ratio of capital expenditures to depreciation has decreased over the same period from 110.8% to 89.6% and to 88.5%. The majority of the capital expenditures have been in Oilfield Operations where the largest single item is the expenditure for rental tools and equipment to supplement the rental fleet. Funds provided from operations and outstanding lines of credit are expected to be more than adequate to meet future capital expenditure requirements. The Company expects 1995 capital expenditures to be between $120.0 million and $140.0 million as it focuses on replacing capital in amounts comparable to annual depreciation.

Operating Activities

  Net cash inflows from operating activities were $230.8 million, $23.0 million and $85.6 million in 1994, 1993 and 1992, respectively.

  The increase of $207.8 million in 1994 was due primarily to an increase in net income adjusted for noncash items, litigation settlements totalling $75.0 million that were paid in 1993 and a decrease in the buildup of working capital.

  The decrease of $62.6 million in 1993 was due primarily to the buildup of working capital in Oilfield Operations due to increased domestic activity in the fourth quarter of 1993 compared to the same period in 1992 and the litigation settlements mentioned above. These uses of cash were offset by an increase in net income adjusted for noncash items.

                              Accounting Standards

Postretirement Benefits Other Than Pensions

  The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective October 1, 1993. The Company elected to immediately recognize the cumulative effect of the change in accounting and recorded a charge of $69.6 million, net of a tax benefit of $37.5, in the first quarter of 1994. Expense under SFAS No. 106 for 1994 was not significantly different from the prior method of cash basis accounting.

Accounting for Income Taxes

  The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective October 1, 1993, without restatement of prior years and recorded a credit to income of $25.5 million in the first quarter of 1994. An additional benefit of $21.9 million was allocated to capital in excess of par value, which reflects the cumulative tax effect of exercised employee stock options for which the Company has taken tax deductions in its federal tax return.

  The Company establishes valuation reserves for certain of its deferred tax assets which management deems the realization is not likely to occur. In the U.S. jurisdiction, the Company has fully reserved the credit portion of all its foreign tax credit carryforwards based on a recent historical pattern of expiring foreign tax credits and the lack of taxable income in amounts sufficient to utilize the foreign tax credit carryforwards. The Company has also reserved the operating loss carryforwards in certain non-U.S. jurisdictions where its operations have decreased, currently ceased or the Company has withdrawn entirely.

  The Company has not established valuation reserves on its remaining deferred tax assets, primarily temporary differences between the book and tax basis of assets and liabilities. Management believes that sufficient sources of taxable income will occur in future periods so that these tax assets will be realized. This judgement is based on recent profitable operations in the appropriate jurisdictions.

  The adoption of SFAS No. 109 had the practical effect of allowing the Company to report its tax assets, net of valuation reserves, on the consolidated statement of financial position. Additionally, the statement allows the netting of the noncurrent deferred tax assets and liabilities within the same taxing jurisdiction. The Company has used this approach in reporting its tax accounts in the consolidated statement of financial position at September 30, 1994. Such an approach was not allowed under the prior accounting method.

Investments in Debt and Equity Securities

  The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective September 30, 1994, and recorded a charge to a separate component of stockholders' equity for unrealized losses on securities available for sale of $2.8 million, net of a tax benefit of $1.5 million. A gain or loss will be recognized in the consolidated statement of operations when a security is sold.

Postemployment Benefits

  In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The statement requires accrual basis accounting for such benefits as opposed to cash basis accounting. The Company will adopt this statement effective October 1, 1994. The Company will recognize a charge to income of $14.6 million, net of a $7.9 million tax benefit, in the first quarter of 1995 as the cumulative effect of the change in accounting. Expense under SFAS No. 112 for 1995 related to these benefits is not expected to be significantly different from actual cash payments.

                         INDEPENDENT AUDITORS' REPORT
                           Baker Hughes Incorporated

                  STOCKHOLDERS OF BAKER HUGHES INCORPORATED:

  We have audited the consolidated statements of financial position of Baker Hughes Incorporated and its subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and its subsidiaries at September 30, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 1, the Company changed its method of accounting for postretirement benefits other than pensions and for income taxes effective October 1, 1993 to conform with Statement of Financial Accounting Standards No. 106 and Statement of Financial Accounting Standards No. 109, respectively. Also as discussed in Note 1, the Company changed its method of accounting for certain investments in debt and equity securities effective September 30, 1994 to conform with Statement of Financial Accounting Standards No. 115.


                                     Deloitte & Touche LLP


                                     November 16, 1994
                                     Houston, Texas

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                          Baker Hughes Incorporated


Years ended September 30,
(In thousands, except per share amounts)                     1994         1993         1992
- ----------------------------------------------------------------------------------------------
Revenues:
  Sales                                                   $1,727,734   $1,945,793   $1,839,771
  Services and rentals                                       777,024      755,904      698,744
                                                          ------------------------------------
    Total                                                  2,504,758    2,701,697    2,538,515
                                                          ------------------------------------
Costs and Expenses:
  Cost of sales                                            1,015,458    1,154,865    1,076,378
  Cost of services and rentals                               389,605      395,286      347,020
  Research and engineering                                    91,011      102,057      107,188
  Marketing and field service                                586,671      610,337      602,342
  General and administrative                                 184,013      201,322      200,758
  Amortization of goodwill and other intangibles              30,775       36,916       31,649
  Unusual charges - net                                       31,829       42,000       79,190
  Operating income of business sold                          (10,488)
                                                          ------------------------------------
    Total                                                  2,318,874    2,542,783    2,444,525
                                                          ------------------------------------
Operating income                                             185,884      158,914       93,990
Gain on sale of Pumpsystems                                  101,000
Interest expense                                             (63,835)     (64,703)     (68,112)
Interest income                                                3,067        5,840        6,078
                                                          ------------------------------------
Income before income taxes, extraordinary loss
 and cumulative effect of accounting changes                 226,116      100,051       31,956
Income taxes                                                 (94,974)     (41,195)     (26,925)
                                                          ------------------------------------
Income before extraordinary loss
 and cumulative effect of accounting changes                 131,142       58,856        5,031
                                                          ----------
Extraordinary loss (net of $23,865 income tax benefit)       (44,320)
                                                          ----------
Cumulative effect of accounting changes:
  Income taxes                                                25,455
  Postretirement benefits other
   than pensions (net of $37,488 income tax benefit)         (69,620)
                                                          ----------
  Accounting changes - net                                   (44,165)
                                                          ------------------------------------
Net income                                                $   42,657   $   58,856   $    5,031
                                                          ====================================
Per share of Common Stock:
  Income before extraordinary loss
   and cumulative effect of accounting changes            $      .85   $      .34   $      .00
  Extraordinary loss                                            (.31)
  Cumulative effect of accounting changes                       (.32)
                                                          ------------------------------------
  Net income                                              $      .22   $      .34   $      .00
                                                          ====================================

See Notes to Consolidated Financial Statements

                CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                          Baker Hughes Incorporated

September 30,
(In thousands)                                                               1994         1993
- -------------------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                                 $   69,179   $    6,992
                                                                          -----------------------
Receivables-less allowance for doubtful accounts:
 1994, $21,405; 1993, $21,607                                                612,414      619,953
                                                                          -----------------------
Inventories:
 Finished goods                                                              508,198      467,806
 Work in process                                                              53,644       68,408
 Raw materials                                                                81,204      102,926
                                                                          -----------------------
   Total inventories                                                         643,046      639,140
                                                                          -----------------------
Net assets of business held for sale                                                      126,430
                                                                                          -------
Deferred income taxes                                                         45,959        2,990
                                                                          -----------------------
Other current assets                                                          29,394       21,301
                                                                          -----------------------
   Total current assets                                                    1,399,992    1,416,806
                                                                          -----------------------
Property:
 Land                                                                         35,174       40,902
 Buildings                                                                   294,104      305,952
 Machinery and equipment                                                     586,863      662,078
 Rental tools and equipment                                                  530,814      521,958
                                                                          -----------------------
  Total property                                                           1,446,955    1,530,890
 Accumulated depreciation                                                   (886,871)    (869,427)
                                                                          -----------------------
  Property-net                                                               560,084      661,463
                                                                          -----------------------
Other assets:
 Investments                                                                  89,601       98,864
 Property held for disposal                                                   73,496       72,717
 Other assets                                                                 80,054       79,420
 Excess costs arising from acquisitions-less accumulated amortization:
   1994, $112,008; 1993, $90,001                                             796,455      814,070
                                                                          -----------------------
   Total other assets                                                      1,039,606    1,065,071
                                                                          -----------------------
Total                                                                     $2,999,682   $3,143,340
                                                                          =======================

See Notes to Consolidated Financial Statements

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                          Baker Hughes Incorporated

(In thousands)                                                   1994         1993
- -------------------------------------------------------------------------------------
Current Liabilities:
Accounts payable-trade                                        $  253,616   $  249,781
Short-term borrowings                                                863        5,381
Current portion of long-term debt                                 14,436        3,067
Accrued employee compensation and benefits                       113,304       95,303
Income taxes payable                                              29,729       15,322
Taxes other than income                                           20,608       22,552
Accrued insurance                                                 26,492       20,554
Accrued interest                                                  10,676       11,529
Other accrued liabilities                                         74,847       72,348
                                                              -----------------------
  Total current liabilities                                      544,571      495,837
                                                              -----------------------
Long-term debt                                                   637,972      935,846
                                                              -----------------------
Deferred income taxes                                             53,841       78,306
                                                              -----------------------
Postretirement benefits other than pensions                       95,951
                                                              ----------
Other long-term liabilities                                       25,494       19,021
                                                              -----------------------
Minority interest                                                  3,381        3,682
                                                              -----------------------
Commitments and contingencies
Stockholders' Equity:
Preferred stock, $1 par value (authorized and outstanding
 4,000,000 shares of $3.00 convertible preferred stock;
 $50 liquidation preference per share)                             4,000        4,000
Common stock, $1 par value (authorized 400,000,000 shares;
 outstanding 140,889,000 shares in 1994 and 140,437,000
 shares in 1993)                                                 140,889      140,437
Capital in excess of par value                                 1,474,013    1,444,549
Retained earnings                                                125,276      159,277
Cumulative foreign currency translation adjustment              (102,915)    (137,615)
Unrealized loss on securities available for sale                  (2,791)
                                                              -----------------------
  Total stockholders' equity                                   1,638,472    1,610,648
                                                              -----------------------
Total                                                         $2,999,682   $3,143,340
                                                              =======================

See Notes to Consolidated Financial Statements

               CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                          Baker Hughes Incorporated

                                                                                          Cumulative    Unrealized
                                                      Common      Capital                   Foreign      Loss on
For the three years ended               Preferred     Stock      In Excess                 Currency     Securities
September 30, 1994                        Stock      ($1 Par        of        Retained    Translation    Available
(In thousands)                      ($1 Par Value)    Value)     Par Value    Earnings    Adjustment     For Sale       Total
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1991                          $138,396    $1,256,325   $ 239,610   $ (88,970)                    $1,545,361
    Net income                                                                    5,031                                      5,031
    Issuance of $3.00 convertible
     preferred stock                $ 4,000                         145,400                                                149,400
    Cash and accrued dividends
     on $3.00 convertible pre-
     ferred stock ($3.00 per share)                                              (5,267)                                    (5,267)
    Cash dividends on common
     stock ($.46 per share)                                                     (62,857)                                   (62,857)
    Foreign currency translation
     adjustment                                                                              (3,506)                        (3,506)
    Stock issued pursuant to
     employee stock plans                                 705        11,203                                                 11,908
    Issuance of common stock                            7,600       161,313                                                168,913
    Purchase of shares                                 (8,300)     (160,525)                                              (168,825)
    Other                                                 223         5,141                                                  5,364
                                    ----------------------------------------------------------------------------------------------
Balance, September 30, 1992           4,000           138,624     1,418,857     176,517     (92,476)                     1,645,522
    Net income                                                                   58,856                                     58,856
    Cash and accrued dividends
     on $3.00 convertible pre-
     ferred stock ($3.00 per share)                                             (12,000)                                   (12,000)
    Cash dividends on common
     stock ($.46 per share)                                                     (64,096)                                   (64,096)
    Foreign currency translation
     adjustment                                                                             (45,139)                       (45,139)
    Stock issued pursuant to
     employee stock plans                               1,813        25,692                                                 27,505
                                    ----------------------------------------------------------------------------------------------
Balance, September 30, 1993           4,000           140,437     1,444,549     159,277    (137,615)                     1,610,648
    Net income                                                                   42,657                                     42,657
    Cash and accrued dividends
     on $3.00 convertible pre-
     ferred stock ($3.00 per share)                                             (12,000)                                   (12,000)

    Cash dividends on common
     stock ($.46 per share)                                                     (64,658)                                   (64,658)

    Foreign currency translation
     adjustment                                                                              17,825                         17,825
    Disposition of businesses                                                                16,875                         16,875
    Income tax accounting change                                     21,896                                                 21,896
    Investment accounting change                                                                           $  (2,791)       (2,791)
    Stock issued pursuant to
     employee stock plans                                 452         7,568                                                  8,020
                                    ----------------------------------------------------------------------------------------------
Balance, September 30, 1994         $  4,000        $ 140,889    $1,474,013  $  125,276   $(102,915)       $  (2,791)   $1,638,472
                                    ==============================================================================================

See Notes to Consolidated Financial
 Statements

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Baker Hughes Incorporated

Years ended September 30,
(In thousands)                                       1994         1993       1992
- ------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                        $  42,657   $  58,856   $    5,031
Adjustments to reconcile net income
  to net cash flows from
  operating activities:
  Depreciation and amortization of:
     Property                                       122,812     141,699      124,394
     Other assets and debt discount                  46,526      47,371       41,608
  Deferred tax provision (credit)                    47,366      19,349       (5,497)
  Noncash portion of unusual charges-net             47,988                   79,190
  Gain on disposal of assets                        (18,034)    (14,594)     (15,670)
  Gain on disposition of businesses                (109,550)
  Foreign currency translation loss-net               1,892         441          960
  Cumulative effect of accounting
     changes                                         44,165
  Extraordinary loss                                 44,320
  Change in receivables                             (22,740)    (74,828)       6,359
  Change in inventories                             (58,035)    (50,506)     (26,296)
  Change in accounts payable-trade                   24,890      (2,962)      12,968
  Changes in other assets
     and liabilities                                 16,520    (101,859)    (137,423)
                                                  ----------------------------------
Net cash flows from operating
 activities                                         230,777      22,967       85,624
                                                  ----------------------------------
Cash flows from investing activities:
  Property additions                               (108,639)   (126,901)    (137,875)
  Proceeds from disposal of assets                   38,664      40,928       32,240
  Proceeds from disposition of
     businesses                                     328,389       9,299       50,722
  Acquisitions of businesses, net of
     cash acquired                                                          (197,006)
                                                  ----------------------------------
Net cash flows from investing
 activities                                         258,414     (76,674)    (251,919)
                                                  ----------------------------------
Cash flows from financing activities:
  Net borrowings (payments) from
     commercial paper and revolving
     credit facilities                             (162,590)    (95,010)     112,166
  Retirement of debentures                         (205,497)    (18,197)     (98,842)
  Net proceeds from issuance of
     debenture purchase warrants                      7,026
  Net proceeds from issuance of notes                           223,911      246,595
  Net proceeds from issuance of common
     stock                                                                   168,913
  Purchase of common stock                                                  (168,825)
  Repayment of matured indebtedness                                          (77,835)
  Proceeds from exercise of stock
     options and stock purchase grants                7,900      21,358       11,908
  Dividends                                         (76,658)    (76,096)     (67,124)
                                                  ----------------------------------
Net cash flows from financing
 activities                                        (429,819)     55,966      126,956
                                                  ----------------------------------
Effect of exchange rate changes on
 cash                                                 2,815      (1,959)      (5,678)
                                                  ----------------------------------
Increase (decrease) in cash
  and cash equivalents                               62,187         300      (45,017)

Cash and cash equivalents,
  beginning of year                                   6,992       6,692       51,709
                                                  ----------------------------------
Cash and cash equivalents, end of year            $  69,179   $   6,992   $    6,692
                                                  ==================================

See Notes to Consolidated Financial Statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Baker Hughes Incorporated

                                    Note 1
                   Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts of Baker Hughes Incorporated and all majority-owned subsidiaries (the "Company"). Investments in which ownership interest ranges from 20 to 50 percent and the Company exercises significant influence over operating and financial policies are accounted for on the equity method. Prior to 1994, other investments were accounted for under the cost method. In 1994 the Company changed its accounting for other investments as explained below. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain minor reclassifications have been made to the 1993 balances to conform to the 1994 presentation.

Revenue recognition: Revenue from product sales are recognized upon delivery of products to the customer. Revenues from services and rentals are recorded when such services are rendered.

Inventories: Inventories are stated primarily at the lower of average cost or market.

Property: Property is stated principally at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of individual items. The Company manufactures a substantial portion of its rental tools and equipment, and the cost of these items includes direct and indirect manufacturing costs.

Property held for disposal: Property held for disposal is stated at the lower of cost or estimated net realizable value.

Investments: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective September 30, 1994. Investments in debt and equity securities, other than those accounted for by the equity method, are reported at fair value with unrealized gains or losses, net of tax, recorded as a separate component of stockholders' equity.

Excess costs arising from acquisitions: Excess costs arising from acquisitions of businesses ("Goodwill") are amortized on the straight-line method over the lesser of expected useful life or forty years. Management of the Company periodically reviews the carrying value of Goodwill in relation to the current and expected operating results of the segments of business which benefit therefrom in order to assess whether there has been a permanent impairment of Goodwill.

Income taxes: The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective October 1, 1993. Previously, the Company used SFAS No. 96, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 was a credit to income of $25.5 million ($.18 per share). An additional benefit of $21.9 million was allocated to capital in excess of par value, which reflects the cumulative tax effect of exercised employee stock options for which the Company has taken tax deductions in its federal tax return.

  Deferred income taxes are determined utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities.

Environmental matters: Remediation costs are accrued based on estimates of known environmental remediation exposure. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.

Postretirement benefits other than pensions: The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective October 1, 1993. The statement requires that the estimated cost of postretirement benefits other than pensions be accrued over the period earned rather than expensed as incurred. The cumulative effect of adopting SFAS No. 106 on the immediate recognition basis was a charge to income of $69.6 million ($.50 per share), net of a tax benefit of $37.5 million.

Foreign currency translation: Gains and losses resulting from balance sheet translation of foreign operations where a foreign currency is the functional currency are included as a separate component of stockholders' equity. Gains and losses resulting from balance sheet translation of foreign operations where the U.S. dollar is the functional currency are included in the consolidated statements of operations.

Income per share: Income per share amounts are based on the weighted average number of shares outstanding during the respective years (140,532,000 in 1994, 139,321,000 in 1993 and 138,599,000 in 1992) and exclude the negligible dilutive effect of shares issuable in connection with employee stock plans. Net income is adjusted for dividends on preferred stock.

Statements of cash flows: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                                     Note 2
                         Acquisitions and Dispositions

1994
 In September 1994, the Company sold the EnviroTech Pumpsystems ("Pumpsystems") group of companies. The decision to divest Pumpsystems was part of a continuing review of the Company's core product and service competencies. The sale provided approximately $210.0 million in proceeds and resulted in a gain of $101.0 million. Pumpsystems' operating revenues and expenses have been reported in a manner similar to discontinued operations since March 1994. As such, the first six months of Pumpsystems' revenues and expenses are included in the consolidated results for 1994 and the last six months net operating results are reflected as a separate line in the Company's consolidated statement of operations.

  In July 1993, the Company announced that the EnviroTech Measurements & Controls ("EM&C") group of companies would no longer be considered part of its core business. Accordingly, the net assets of the EM&C operations were classified as a current asset at September 30, 1993. EM&C operating revenues and expenses have been reported in a manner similar to discontinued operations since June 1993. As such, there are no EM&C revenues and expenses included in the consolidated results for 1994 and nine months of EM&C revenues and expenses are included in the consolidated results for 1993. EM&C operated near break even levels from July 1993 to March 1994 with a small net operating loss offsetting the gain on the sale. In March 1994, the Company completed the sale of EM&C which provided $134.0 million in proceeds and resulted in a gain of $8.6 million.

1992
  In October 1991, the Company sold the Eastern Hemisphere operations of Baker Hughes Tubular Services ("BHTS") to Tuboscope Corporation, now known as Tuboscope Vetco International Corporation ("Tuboscope"), for total consideration of $75.7 million. The consideration consisted of $50.7 million in cash, 1.7 million shares of Tuboscope common stock and $10.0 million of Tuboscope convertible preferred stock. The Company recognized a gain on the sale of $31.9 million.

  In April 1992, the Company acquired Teleco Oilfield Services Inc. ("Teleco") from Sonat, Inc. for $349.4 million. The purchase price was funded with $17.7 million in available cash, $182.3 million of proceeds from commercial paper borrowings, four million shares of 6.0% convertible preferred stock with a face value of $200.0 million (estimated fair market value at date of acquisition of approximately $149.4 million) and a five percent royalty payment for five years on certain technology revenues. The acquisition has been accounted for using the purchase method of accounting and accordingly, the cost of the acquisition has been allocated to assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition. The operating results of Teleco are included in the consolidated statements of operations from the acquisition date.

  In August 1992, the Company purchased from Borg-Warner Corporation ("B-W") a subsidiary of B-W, whose only asset was 8.3 million shares of the Company's common stock. Total consideration paid to B-W was $168.8 million. All of the funds for the purchase were raised through a public offering by the Company of
7.6 million shares of its common stock at a price of $22.25 per share. Net proceeds from the offering were $168.9 million. The Company does not intend to reissue any of the shares purchased in this transaction and accordingly, the 8.3 million shares have been treated as having been constructively retired for financial reporting purposes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          Baker Hughes Incorporated

  In September 1992, the Company sold the Western Hemisphere operations of
BHTS to ICO, Inc. ("ICO") for $11.3 million in promissory notes varying in maturities from one to seven years and a warrant entitling the Company to purchase 800,000 shares of ICO common stock at $3.75 per share (reflects a one-for-five reverse stock split). The net proceeds from the sale approximated the carrying value of the Western Hemisphere operations after recognition of a 1992 unusual charge related to these operations.

- --------------------------------------------------------------------------------
                                     Note 3
                              Unusual Charges-Net

1994

  During 1994, the Company recognized $31.8 million of net unusual charges consisting of the following items:

(In thousands)
- --------------------------------------------------------------------------------
Insurance recovery in the Parker & Parsley litigation    $(19,281)
Discontinued product line                                  15,005
Oilfield restructurings:
 Severance under existing benefit arrangements              5,869
 Relocation of property, inventory and people               5,773
 Writedown of assets to net realizable value               18,650
 Abandoned leases                                           2,082
Other                                                       3,731
                                                         --------
Unusual charges-net                                      $ 31,829
                                                         ========

  In May 1994, the Company realized a gain of $19.3 million from the cash settlement of a suit against certain insurance carriers in the Parker & Parsley litigation. See Note 12.

  During the fourth quarter of 1994, the Company discontinued an MWD (measurement-while-drilling) product line when it decided to market and support other more viable MWD products resulting in the write-off of property and inventory of $15.0 million. In addition, the Company recorded a $32.4 million charge related to the restructuring and reorganization of certain divisions, primarily Baker Hughes INTEQ, in Oilfield Operations.

1993

  During the first quarter of 1993, the Company recognized an unusual charge of $17.5 million in connection with reaching an agreement with representatives of the class plaintiffs for the settlement of a class action civil antitrust lawsuit concerning the marketing of tricone rock bits. A cash payment of $17.5 million was made in April 1993. See Note 12.

  During the second quarter of 1993, the Company, along with Dresser Industries and Parker & Parsley Petroleum Development Incorporated ("Parker & Parsley"), settled all outstanding litigation among the parties over alleged intentional product delivery or service variance on a number of well stimulation projects. In recognition of settlement, the Company recorded an unusual charge of $24.5 million. A cash payment of $57.5 million was made for the Company's portion in May 1993. See Note 12.

1992

  During 1992, the Company recognized $79.2 million of net unusual charges consisting of the following items:

(In thousands)
- --------------------------------------------------------------------------------
Gain on sale of the Eastern Hemisphere
 operations of BHTS                              $(31,882)
Restructuring costs and impairment of
 value of the Western Hemisphere
 operations of BHTS                                16,272
Loss on discontinuance of Hughes Christensen
 Company Argentina operations                      22,500
Costs related to the integration of Teleco         25,300
Operational restructurings                         30,100
Litigation                                          8,700
Other                                               8,200
                                                 --------
Unusual charges-net                              $ 79,190
                                                 ========

  As discussed in Note 2, in October 1991, the Company recognized a gain on the sale of the Eastern Hemisphere operations of BHTS. The Company recognized charges to operations for the estimated costs and losses to be incurred in connection with the restructuring of the Western Hemisphere operations of BHTS and the discontinuance of the Hughes Christensen Company ("HCC") Argentina operations, in the first quarter of 1992. In response to further structural changes in the U.S. oilfield, the Company recognized a $7.0 million impairment of value of the BHTS Western Hemisphere operations in the third quarter of 1992.

  During the third quarter of 1992, the Company recognized unusual charges totalling $79.3 million in response to the structural changes in the U.S. oilfield and as a result of the Teleco acquisition. The costs associated with the integration of the Teleco operations accounted for $25.3 million of these charges.

  Changes in market conditions, as evidenced by the decline in the worldwide active rig count which reported record lows in drilling activity, caused the Company to implement several operational restructurings and combinations. Of the $30.1 million recognized for these restructurings, the most significant charge relates to the merger of the Baker Oil Tools and Baker Service Tools divisions.

  As a result of a lawsuit filed by TRW Inc. against the Company, a charge was recorded to accrue the Company's estimate of the total costs of disposing of this suit through appeal or settlement. In addition, the Company accrued charges related to a Department of Justice investigation and imposed fine concerning the marketing of tricone rock bits by HCC. See Note 12.

- --------------------------------------------------------------------------------
                                     Note 4
                                  Indebtedness

  Long-term debt at September 30, 1994 and 1993 consisted of the following:

(In thousands)                                                                          1994              1993
- ------------------------------------------------------------------------------------------------------------------------------------
Commercial Paper                                                                                        $127,060
Revolving Credit Facilities due through 1999 with an
  average interest rate of 5.92% at September 30, 1994                                 $ 47,693           77,192
4.125% Swiss Franc 200 million Bonds due June 1996
  with an effective interest rate of 7.82%                                              107,222          106,547
7.625% Notes due February 1999 with an effective interest rate of 7.73%,
  net of unamortized discount of $1,198 ($1,449 in 1993)                                148,802          148,551
6% Debentures with an effective interest rate of 14.66% due March 2002,
  net of unamortized discount of $93,236 in 1993                                                         131,764
8% Notes due May 2004 with an effective interest rate of 8.08%,
  net of unamortized discount of $1,292 ($1,406 in 1993)                                 98,708           98,594
Liquid Yield Option Notes due May 2008 with a yield to maturity of 3.5% per annum,
  net of unamortized discount of $149,329 ($157,884 in 1993)                            235,921          227,366
Convertible Subordinated Debentures due through October 2000 with
  an average interest rate of 6.30% at September 30, 1994                                10,197           10,197
Other indebtedness with an average interest rate of 5.99% at September 30, 1994           3,865           11,642
                                                                                       -------------------------
Total debt                                                                              652,408          938,913
Less current maturities                                                                  14,436            3,067
                                                                                       -------------------------
Long-term debt                                                                         $637,972         $935,846
                                                                                       =========================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Baker Hughes Incorporated

  At September 30, 1994, the Company had $800.8 million of credit facilities with commercial banks, of which $511.6 million is committed. The majority of these facilities expire in 1999. The Company's policy is to classify commercial paper and borrowings under revolving credit facilities as long-term debt since the Company has the ability under certain credit agreements, and the intent, to maintain these obligations for longer than one year. These facilities are subject to normal banking terms and conditions and do not materially restrict the Company's activities.

  In May through September 1994, the Company repurchased or defeased all of its outstanding 6% discount debentures for $205.5 million and generated an extraordinary loss of $44.3 million ($.31 per share), net of a tax benefit of $23.9 million. At September 30, 1994, $43.7 million of the debentures have been considered extinguished through defeasance.

  In April 1994, the Company issued debenture purchase warrants for $7.0 million which entitled the holders to purchase $93.0 million of the Company's debentures. Subsequent to September 30, 1994, certain holders exercised warrants and purchased $78.0 million of debentures. The option to exercise the remaining $15.0 million of debentures will expire in January 1995.

  Maturities of long-term debt for the next five years are as follows: 1995- $14.4 million; 1996-$110.6 million; 1997-$3.4 million; 1998-$0.1 million and
1999-$184.6 million.

- --------------------------------------------------------------------------------
                                     Note 5
                             Financial Instruments

  The Company has entered into arrangements to manage its exposure to interest rate and foreign currency fluctuations. The market value gains or losses arising from interest rate or foreign exchange hedging contracts offset gains or losses on the underlying hedged assets and liabilities. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense.

  In the unlikely event that the counterparties fail to meet the terms of an interest rate swap agreement, the Company's exposure is limited to the interest rate differential.

  At September 30, 1994, the Company had a $204.5 million aggregate notional amount interest rate swap agreement outstanding maturing in 1998. This swap effectively exchanges fixed interest rates for variable interest rates on the notional amount. Additionally, the Company has an interest rate swap agreement in conjunction with the $93.0 million debentures described in Note 4. The swap expires in January 2000 and effectively exchanges fixed interest rates for variable interest rates on a notional principal amount of $93.0 million.

  The 4.125% Swiss Franc 200.0 million Bonds ("SFrBonds") are hedged through a foreign currency swap agreement and a foreign currency option. These instruments convert the Company's Swiss Franc denominated principal and interest obligations under the SFrBonds into U.S. dollar denominated obligations. In the unlikely event of nonperformance by the counterparty, the Company's economic exposure is limited to the difference, in U.S. dollar terms, of its obligations under the foreign currency hedging instruments described above and its Swiss Franc denominated obligations pursuant to the terms of the SFrBonds.

  Except as described below, the estimated fair values of the Company's financial instruments at September 30, 1994 and 1993, approximate their carrying value as reflected in the consolidated statements of financial position. The Company's financial instruments include cash and short-term investments, receivables, investments, payables, debt and interest rate and foreign currency contracts. The fair value of such financial instruments has been estimated based on quoted market prices and the Black-Scholes pricing model.

  The estimated fair value of the Company's debt, including the related interest rate and foreign currency contracts at September 30, 1994 and 1993 were $645.6 million and $1,075.1 million, respectively, which differs from the carrying amounts of $653.3 million and $944.3 million, respectively, included in the consolidated statements of financial position.

- --------------------------------------------------------------------------------
                                     Note 6
                                Preferred Stock

  In April 1992, the Company issued four million shares of $3.00 convertible preferred stock ($1 par value per share and $50 liquidation preference per share) to Sonat, Inc. in connection with the Teleco acquisition. The preferred stock is convertible at the option of the holder at any time into the Company's common stock at a conversion price of $32.50 per share.

  The preferred stock is redeemable at any time, in whole or in part, at the option of the Company on at least thirty and not more than sixty days notice at $50 per share, plus accrued dividends. Dividends on the preferred stock are cumulative at the rate of $3.00 per share per annum. Such dividends are payable quarterly as declared by the Board of Directors.

- --------------------------------------------------------------------------------
                                     Note 7
                              Employee Stock Plans

  The Company has stock option plans which provide for granting of options for the purchase of common stock to directors, officers and other key employees. Such stock options may be granted subject to terms ranging from one to ten years at a price equal to the fair market value of the stock at the date of grant.

  Stock option activity for the Company during 1994, 1993 and 1992 was as follows:

Number of Shares (In thousands)                                                              1994       1993       1992
- --------------------------------------------------------------------------------------------------------------------------
Stock options outstanding, beginning of year                                                  2,890     2,726      2,121
  Granted (per share):
    1994 $20.13 to $21.88                                                                     2,291
    1993 $23.00                                                                                         1,001
    1992 $19.17 to $25.00                                                                                          1,022
  Exercised (per share):
    1994 $10.25 to $15.38                                                                       (31)
    1993 $10.25 to $28.50                                                                                (721)
    1992 $10.25 to $21.95                                                                                           (264)
  Expired                                                                                      (271)     (116)      (153)
                                                                                              ---------------------------
Stock options outstanding, end of year (per share: $13.38 to $28.50 at September 30, 1994)    4,879     2,890      2,726
                                                                                              ===========================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Baker Hughes Incorporated

  At September 30, 1994, options were exercisable for 1.9 million shares, and
6.2 million shares were available for future option grants.

  The Company has a plan which provides for the sale of convertible debentures to certain officers and key employees. An aggregate of $30.0 million principal amount of debentures may be issued under the plan, which are convertible into shares of common stock after one year. At September 30, 1994, a total of $10.2 million principal amount of debentures are outstanding and convertible into 472,000 shares of common stock at $13.38 to $28.50 per share.

  The Company has an Employee Stock Purchase Plan (the "Plan") under which there remain authorized and available for sale to employees an aggregate of 482,000 shares of the Company's common stock. Based on the market price of common stock on the date of grant, the Company estimates that approximately 476,000 shares will be purchased in July 1995. Under the Plan, 421,000, 521,000 and 439,000 shares were issued at $17.96, $19.02 and $19.34 per share during 1994, 1993 and 1992, respectively.

- --------------------------------------------------------------------------------
                                    Note 8
                                  Income Taxes

  The geographical sources of income before income taxes, extraordinary loss and cumulative effect of accounting changes for the three years ended September 30, 1994 are as follows:

(In thousands)                                                                                      1994       1993       1992
- -----------------------------------------------------------------------------------------------------------------------------------
United States                                                                                        $139,940   $ 41,024   $(49,185)
Foreign                                                                                                86,176     59,027     81,141
                                                                                                     ------------------------------
   Income before income taxes, extraordinary loss and cumulative effect of accounting changes        $226,116   $100,051   $ 31,956
                                                                                                     ==============================

   The provision (credit) for income taxes for the three years ended September 30, 1994 are as follows:

(In thousands)                                                                                           1994      1993       1992
- -----------------------------------------------------------------------------------------------------------------------------------
Currently payable:
  United States                                                                                      $ 10,875   $  2,552   $  3,124
  Foreign                                                                                              36,733     19,294     29,298
                                                                                                     ------------------------------
    Total currently payable                                                                            47,608     21,846     32,422
                                                                                                     ==============================
Deferred:
   United States                                                                                       46,433     (1,053)    (8,248)
   Foreign                                                                                                933     20,402      2,751
                                                                                                     ------------------------------
    Total deferred                                                                                     47,366     19,349     (5,497)
                                                                                                     ------------------------------
    Total provision for income taxes                                                                 $ 94,974   $ 41,195   $ 26,925
                                                                                                     ==============================

  The provision for income taxes differs from the amount computed by applying the U. S. statutory income tax rates to income before taxes, extraordinary loss and cumulative effect of accounting changes for the reasons set forth below:

(In thousands)                                                      1994       1993        1992
- ---------------------------------------------------------------------------------------------------
Statutory income tax                                                $ 79,141   $ 34,818    $ 10,865
Goodwill amortization                                                  5,653      6,903       5,976
Foreign operations                                                    11,984     22,812       3,132
State income taxes - net of U. S. tax benefit                          2,940      1,701       2,045
Utilization of loss and credit carryforwards                         (12,662)   (26,714)     (3,707)
Internal Revenue Service settlement                                                          (8,245)
Unusual charges for which benefit is not currently recognizable                              14,828
Other-net                                                              7,918      1,675       2,031
                                                                    -------------------------------
  Provision for income taxes                                        $ 94,974   $ 41,195    $ 26,925
                                                                    ===============================

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards. The tax effects of the Company's temporary differences and carryforwards at September 30, 1994 are as follows (in thousands):

Deferred tax liabilities:
   Property                                          $ 56,100
   Investments                                         33,900
   Excess costs arising from acquisitions              44,400
   Undistributed earnings of foreign subsidiaries      29,600
   Other                                               15,700
                                                     --------
      Total                                          $179,700
                                                     --------
Deferred tax assets:
   Receivables                                       $  4,900
   Inventory                                           48,600
   Postretirement benefits other than pensions         36,750
   Other accrued expenses                              28,300
   Operating loss carryforwards                        27,400
   Tax credit carryforwards                            46,960
   Other                                                7,750
                                                     --------
     Subtotal                                         200,660
Valuation allowance                                   (28,840)
                                                     --------
       Total                                         $171,820
                                                     --------

  A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future. The valuation allowance relates to the realization of operating loss carryforwards in certain non-U.S. jurisdictions and foreign tax credit carryforwards in the U.S.

  Deferred income tax assets and liabilities at September 30, 1993 relate primarily to basis differences in property, inventory, accruals for unusual charges and accrued liabilities.

  Provision has been made for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of foreign subsidiaries of the Company. The Company considers the undistributed earnings of its foreign subsidiaries above the amount already provided to be permanently reinvested. These additional foreign earnings could become subject to additional tax if remitted as a dividend, lent by the foreign subsidiary to the Company or if the Company should sell its stock in the subsidiary. The additional amount of taxes payable are not practicable to estimate but the Company believes they would not be material due to offsetting foreign tax credits generated by the repatriation of such earnings.

  During 1992, the Company reached a settlement with the IRS to resolve all pending federal income tax issues for the 1978 through 1986 tax years. As a result of the settlement, the Company revised its estimates of deferred income taxes and related interest expense. Accordingly, the reversal of deferred income taxes had the effect of increasing net income by $8.2 million, while the reversal of the related interest reduced interest expense by $8.8 million. The Company has reached agreement with the IRS on all federal income tax issues through and including the 1991 tax year.

  At September 30, 1994, the Company had approximately $46.9 million of general business, alternative minimum tax and foreign tax credit carryforwards available to offset future payments of federal income taxes expiring in varying amounts between 1995 and 2009.

- --------------------------------------------------------------------------------
                                     Note 9
                  Industry Segment and Geographic Information

The Company operates principally in two industry segments - oilfield and process.

Oilfield Industry: Manufacture and sale of equipment and provision of services used during and subsequent to the drilling of oil and gas wells to achieve safety and long-term productivity, to provide structural integrity to protect against pressure and corrosion damage and to stimulate or rework wells during their productive lives by chemical, mechanical or other stimulation means.

Process Industry: Manufacture and sale of process equipment for separating and treating liquids, solids and slurries for environmental and other process industries.

Disposed Businesses: The disposed businesses segment information includes the results of significant operations that were sold during the three years presented as discussed in Note 2. Prior years segment information has been restated to reflect the 1994 dispositions.

Other: The Company maintains worldwide manufacturing plants and service locations to serve these industry segments.

  Intersegment sales and transfers between geographic areas are priced at the estimated fair value of the products or services negotiated between the selling and receiving units. Operating profit is total revenues less costs and expenses (including unusual charges-net) but before deduction of general corporate expenses totalling $32.8 million, $35.6 million and $25.7 million in 1994, 1993 and 1992, respectively. Identifiable assets are those assets that are used by the Company's operations in each industry segment or are identified with the Company's operations in each geographic area. Corporate assets consist principally of cash, assets held for disposal, investments and notes receivable which amount to $281.3 million, $231.2 million and $199.4 million at September 30, 1994, 1993 and 1992, respectively.

  Summarized financial information concerning the industry segments and geographic areas in which the Company operated at September 30, 1994, 1993 and 1992 and for each of the years then ended is shown in the following tables:

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Baker Hughes Incorporated

                                                                            Disposed
(In thousands)                           Oilfield          Process          Businesses   Eliminations      Total
- -------------------------------------------------------------------------------------------------------------------
Operations by Industry Segment:
1994
Revenues from unaffiliated customers:
  Sales                                  $1,366,555        $264,725           $ 96,454                   $1,727,734
  Services and rentals                      744,086          32,938                                         777,024
Intersegment sales                              297             589              4,678       $ (5,564)
                                         --------------------------------------------------------------------------
Total revenues                            2,110,938         298,252            101,132         (5,564)    2,504,758
Operating profit                            157,906          21,628             39,116                      218,650
Identifiable assets                       2,504,512         188,265             30,594         (4,939)    2,718,432
Capital expenditures                        100,514           4,188              2,713          1,224       108,639
Depreciation and amortization               141,369           7,260              4,053          1,513       154,195
1993
Revenues from unaffiliated customers:
  Sales                                  $1,332,407        $278,849           $334,537                   $1,945,793
  Services and rentals                      710,725          29,479             15,700                      755,904
Intersegment sales                              359             522              5,154       $ (6,035)
                                         --------------------------------------------------------------------------
Total revenues                            2,043,491         308,850            355,391         (6,035)    2,701,697
Operating profit (loss)                     178,776          21,820             (6,130)                     194,466
Identifiable assets                       2,461,070         167,891            285,465         (2,330)    2,912,096
Capital expenditures                        106,562           6,059             13,548            732       126,901
Depreciation and amortization               154,304           7,786             15,071          1,457       178,618
1992
Revenues from unaffiliated customers:
  Sales                                  $1,238,743        $253,719           $347,309                   $1,839,771
  Services and rentals                      651,157          26,272             21,315                      698,744
Intersegment sales                              931              44              4,576       $ (5,551)
                                         --------------------------------------------------------------------------
Total revenues                            1,890,831         280,035            373,200         (5,551)    2,538,515
Operating profit                            100,321           5,471             13,882                      119,674
Identifiable assets                       2,519,863         171,809            325,911         (4,031)    3,013,552
Capital expenditures                        121,321           3,594             12,511            449       137,875
Depreciation and amortization               131,139           7,270             16,615          1,019       156,043

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Baker Hughes Incorporated

                                      Western Hemisphere                Eastern Hemisphere
                                  -------------------------          -------------------------
(In thousands)                    United States       Other          Europe              Other         Eliminations     Total
- ---------------------------------------------------------------------------------------------------------------------------------
Operations by Geographic Area:
1994
Revenues from unaffiliated
 customers:
  Sales                            $  963,413         $253,834        $269,604            $240,883                      $1,727,734
  Services and rental s               308,106          108,282         209,875             150,761                         777,024
Transfers between geographic
 areas                                180,345           23,177          36,588              23,433      $(263,543)
                                  -------------------------------------------------------------------------------------------------
Total revenues                      1,451,864          385,293         516,067             415,077       (263,543)       2,504,758
Operating profit                       60,391           59,688          38,125              60,446                         218,650
Identifiable assets                 1,631,374          278,109         552,104             411,317       (154,472)       2,718,432
Export sales of U.S. companies                          77,219          24,837             142,524                         244,580

1993
Revenues from unaffiliated
 customers:
  Sales                            $  929,943         $254,678        $371,346            $389,826                     $1,945,793
  Services and rentals                281,844           95,325         195,224             183,511                        755,904
Transfers between geographic
 areas                                175,411           23,039          48,252              28,183      $(274,885)
                                   -----------------------------------------------------------------------------------------------
Total revenues                      1,387,198          373,042         614,822             601,520       (274,885)      2,701,697
Operating profit (loss)               (20,640)          43,077          65,606             106,423                        194,466
Identifiable assets                 1,689,377          298,381         663,132             402,428       (141,222)      2,912,096
Export sales of U.S. companies                          79,236          14,503             197,607                        291,346

1992
Revenues from unaffiliated
 customers:
  Sales                            $  893,953         $210,119        $418,041            $317,658                     $1,839,771
  Services and rentals                231,327           75,764         276,546             115,107                        698,744
Transfers between geographic
 areas                                194,531           13,388          42,496               9,250      $(259,665)
                                   -----------------------------------------------------------------------------------------------
Total revenues                      1,319,811          299,271         737,083             442,015       (259,665)      2,538,515
Operating profit (loss)               (87,312)          13,476         139,749              53,761                        119,674
Identifiable assets                 1,795,343          269,994         793,440             326,990       (172,215)      3,013,552
Export sales of U.S. companies                          79,320          24,431             146,036                        249,787

- -------------------------------------------------------------------------------
                                    Note 10
                             Employee Benefit Plans

Postretirement Benefits Other Than Pensions

The Company provides postretirement health care and life insurance benefits for substantially all U.S. employees. In 1993 and 1992, the Company recognized $9.5 million and $8.4 million, respectively, as expense for postretirement health care and life insurance benefits. Expense recognized in 1994 under SFAS No. 106 was $8.8 million. The Company's postretirement plan is not funded.

  The following table sets forth the funded status at September 30, 1994:


(In thousands)
- --------------------------------------------------------------------------------
Accumulated postretirement benefit obligation ("APBO"):
   Retirees                                   $ (83,449)
   Fully eligible active plan participants       (9,856)
   Other active plan participants               (19,920)
                                              ---------
     Total                                     (113,225)
Unrecognized net loss                             7,595
                                              ---------
Accrued postretirement benefit cost           $(105,630)
                                              =========


  Net periodic postretirement benefit cost for 1994 consists of the following:


(In thousands)
- --------------------------------------------------------------------------------
Service cost of benefits earned               $1,300
Interest cost on APBO                          7,500
                                              ------
Net periodic postretirement benefit cost      $8,800
                                              ======


  The assumed health care cost trend rate used in measuring the APBO as of September 30, 1994 was 9.0% for 1995 declining gradually each successive year until it reaches 5% in 2002, after which it remains constant. A 1% increase in the trend rate for health care costs would have increased the APBO by approximately 9% and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by approximately 11%. The assumed discount rate used in determining the APBO was 7.5%.

 Defined Benefit Pension Plans

The Company has several noncontributory defined benefit pension plans covering various domestic and foreign employees. Pension expense for these plans was $1.4 million, $1.3 million and $3.0 million in 1994, 1993 and 1992, respectively. Generally, the Company makes annual contributions to the plans in amounts necessary to meet minimum governmental funding requirements.

  Net pension expense includes the following components:


(In thousands)                                     1994      1993      1992
- -------------------------------------------------------------------------------
Service cost - benefits earned during the period   $   954   $ 1,413   $ 4,345
Interest cost on projected benefit obligation        2,329     3,348     6,582
Actual return on assets                             (1,710)   (3,545)   (3,019)
Net amortization and deferral                         (216)      126    (4,954)
                                                   ---------------------------
  Net pension expense                              $ 1,357   $ 1,342   $ 2,954
                                                   ===========================


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Baker Hughes Incorporated

  The weighted average assumptions used in the accounting for the defined benefit plans were:

                                                     1994   1993   1992
- --------------------------------------------------------------------------------
Discount rate                                        7.7%   7.3%   9.5%
Rates of increase in compensation levels             3.5%   4.5%   5.5%
Expected long-term rate of return on assets          8.6%   8.8%   9.5%


  The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of financial position at September 30, 1994 and 1993:

                                                                               1994                       1993
                                                                     Overfunded    Underfunded   Overfunded   Underfunded
(In thousands)                                                          Plans         Plans        Plans        Plans
- -------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                          $(15,309)     $(12,922)     $(16,800)    $(12,654)
                                                                     =================================================
  Accumulated benefit obligation                                     $(15,518)     $(13,848)     $(17,013)    $(13,509)
                                                                     =================================================
  Projected benefit obligation                                       $(16,812)     $(16,185)     $(17,509)    $(15,631)
Plan assets at fair value                                              22,159         7,387        20,368        6,178
                                                                     -------------------------------------------------
Projected benefit obligation (in excess of) less than plan assets       5,347        (8,798)        2,859       (9,453)
Unrecognized prior service cost                                           259            98           351          942
Unrecognized net (gain) loss                                           (2,024)          239            79          760
Unrecognized net liability at transition                                  320            97           314          822
                                                                     -------------------------------------------------
Prepaid pension cost (pension liability)                             $  3,902      $ (8,364)     $  3,603     $ (6,929)
                                                                     =================================================





  During 1993, the Company terminated certain defined benefit pension plans. A net gain of $3.3 million was recorded in connection with the terminations. Pension plan assets are primarily mortgages, private placements, bonds and common stocks.

Thrift Plan

Virtually all employees not covered under one of the Company's pension plans are eligible to participate in the Company sponsored Thrift Plan. The Thrift Plan allows eligible employees to elect to contribute from 2% to 15% of their salaries to an investment trust. Employee contributions are matched by the Company at the rate of $.50 per $1.00 up to 6% of the employee's salary. Beginning January 1, 1995, the Company matching will change to $1.00 per $1.00 employee contribution for the first 2% and $.50 per $1.00 employee contribution for the next 4% of the employee's salary. In addition, the Company contributes for all eligible employees between 2% and 5% of their salary depending on the employee's age as of January 1 each year. Company contributions become fully vested to the employee after five years of employment. The Company's contributions to the Thrift Plan and other defined contribution plans amounted to $26.3 million, $23.6 million and $21.0 million in 1994, 1993 and 1992, respectively.

  SFAS No. 112 "Employers' Accounting for Postemployment Benefits," was issued by the Financial Accounting Standards Board in November 1992. The statement requires accrual basis accounting for such benefits as opposed to the Company's current method of cash basis accounting. The Company will adopt this statement effective October 1, 1994. The cumulative effect due to the change in accounting will be a charge to income of $14.6 million, net of a $7.9 million tax benefit. Expense under SFAS No. 112 for 1995 related to these benefits is not expected to be significantly different from actual cash payments.

- --------------------------------------------------------------------------------
                                    Note 11
                 Stockholder Rights Agreement and Other Matters

The Company has a Stockholder Rights Agreement to protect against coercive takeover tactics. Pursuant to the agreement, the Company distributed to its stockholders one Right for each outstanding share of common stock. Each Right entitles the holder to purchase from the Company .01 of a share of the Series One Junior Participating Preferred Stock and, under certain circumstances, securities of the Company or an acquiring entity at 1/2 market value. The Rights are exercisable only if a person or group either acquires 20% or more of the Company's outstanding common stock or makes a tender offer for 30% or more of the Company's common stock. The Rights may be redeemed by the Company at a price of $.03 per Right at any time prior to a person or group acquiring 20% or more of the Company's common stock. The Rights will expire on March 23, 1998.

  Supplemental consolidated statement of operations information is as follows:

(In thousands)                                                                    1994     1993      1992
- ------------------------------------------------------------------------------------------------------------
Maintenance and repairs                                                           $89,734  $92,801  $100,481
Operating leases (generally transportation equipment and warehouse facilities)     30,089   36,500    39,218
Research and development                                                           37,393   41,067    44,615
Taxes other than payroll and income tax                                            24,755   25,094    21,906
Income taxes paid                                                                  39,397   43,112    27,976
Interest paid                                                                      55,488   65,673    66,794
Net foreign exchange translation losses                                             1,892      441       960

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Baker Hughes Incorporated

- -------------------------------------------------------------------------------
                                    Note 12
                                   Litigation
Parker & Parsley

In May 1994, a settlement of litigation against its insurance carriers provided the Company a recovery of $19.3 million, net of expenses, which was recognized as an unusual credit in the third quarter of 1994. The Company had previously recorded a charge to earnings of $24.5 million in the second quarter of 1993 as a result of a litigation settlement for $57.5 million in May 1993 paid on behalf of a former affiliate, BJ Services Company USA, Inc. ("BJ") to Parker & Parsley over alleged intentional product delivery or service variance on a number of well stimulation projects. In connection with the initial public offering by BJ in 1990, the Company had previously agreed to indemnify BJ for damages and costs of litigation arising out of said allegations or similar claims from any other customers prior to the date of the initial public offering.

Glyn Snell

In August 1994, the Company made a payment of $7.5 million to settle a class action suit on behalf of Glyn Snell and other royalty interest owners implicating Dresser Industries, BJ, the Company and affiliates in damages to the same wells included in the Parker & Parsley litigation.

Mission Resources

In September 1994, the Company and its insurers settled litigation requiring the Company to pay $.8 million to Mission Resources, Inc.- II in connection with product delivery or service variances on approximately 53 well stimulation projects performed by its former subsidiary, BJ-Hughes in Kern County, California. Although the suit did not name the Company as a defendant, the allegations may have fallen within the Company's agreement, in connection with the initial public offering by BJ, to indemnify it for damages, if any, and costs of litigation arising out of any such claims.

Department of Justice Investigation

In July 1992, pursuant to an agreement with the Justice Department, HCC pleaded guilty to a one count criminal information alleging that it had conspired to fix the price of tricone rock bits for a period of nine weeks in 1989 in violation of Section 1 of the Sherman Act. A fine of $1.0 million was imposed by the Court upon acceptance of the plea.

  As a consequence of the Justice Department action, the Company and three other major producers of tricone rock bits were sued civilly in a class action by several litigants alleging damages as a consequence of the Sherman Act violation. In April 1993, a $17.5 million settlement was approved by the Court and a judgement dismissing claims against the Company on behalf of the class was entered. A charge to earnings of $17.5 million was recorded in the first quarter of 1993. In September 1993, the Court notified the Class that an Additional Settlement Agreement had been entered into on behalf of the Class with two other defendants. Because the prior settlement with the Company contained a most favored nations clause requiring a refund to the Company if a later settlement with any other defendants was more favorable, the Company received a refund of $2.1 million in the first quarter of 1994. One antitrust action by a customer who opted out of the class was settled for $1.0 million for which payment was made by the Company in July 1994.

TRW Inc.

In January 1994, the Company paid $10.4 million to TRW Inc. ("TRW") to satisfy a judgement TRW had obtained in connection with a damage suit filed against the Company and affiliates in connection with the sale of certain disc and decanter machines by the affiliates prior to the Company's acquisition of the affiliates in 1989.

Other

The Company is sometimes named as a defendant in litigation relating to the products and services it provides. The Company insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will in every case fully indemnify the Company against liabilities arising out of pending and future legal proceedings relating to its ordinary business activities.

- --------------------------------------------------------------------------------
                                    Note 13
                             Environmental Matters

The Company's past and present operations include activities which are subject to extensive federal and state environmental regulations.

  The Company has been identified as a potentially responsible party ("PRP") in remedial activities related to various "Superfund" sites. Applicable federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving the Company with the uncertainty that it may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share of the remediation costs. Generally, the Company has determined its share of such total cost based on the ratio that the number of gallons of waste estimated to be contributed to the site by the Company bears to the total number of gallons of waste estimated to have been disposed at the site. The Company has accrued what it believes to be its share of the total cost of remediation of these Superfund sites. No accrual has been made under the joint and several liability concept since the Company believes that the probability that it will have to pay material costs above its share is remote due to the fact that the other PRPs have substantial assets available to satisfy their obligation.

  At September 30, 1994 and 1993, the Company had accrued approximately $18.8 million and $18.2 million, respectively, for remediation costs, including the Superfund sites referred to above. The measurement of the accruals for remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the difficulty in estimating the extent and remedy of environmental contamination. While recoveries from insurance coverage or indemnification agreements may be available to the Company to mitigate the remediation costs, such amounts have not been considered in measuring the remediation accrual. The Company believes that the likelihood of material losses in excess of those amounts recorded is remote.

- --------------------------------------------------------------------------------
                                    Note 14
                         Commitments and Contingencies

At September 30, 1994, the Company had long-term operating leases covering certain facilities and equipment on which minimum annual rental commitments for each of the five years in the period ending September 30, 1999 are $24.9 million, $17.6 million, $12.9 million, $8.5 million and $6.8 million, respectively, and $32.9 million in the aggregate thereafter. The Company has not entered into any significant capital leases.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           Baker Hughes Incorporated

- --------------------------------------------------------------------------------

                                    Note 15
                          Quarterly Data (Unaudited):

Summarized quarterly financial data for the years ended September 30, 1994 and 1993 are shown in the table below:

                                              First      Second      Third      Fourth     Fiscal Year
(In thousands, except per share amounts)     Quarter     Quarter    Quarter     Quarter       Total
- ------------------------------------------------------------------------------------------------------
Fiscal Year 1994:*
Revenues                                     $624,562    $650,016   $590,532     $639,648   $2,504,758
Gross Profit**                                104,882     114,747    100,293      102,091      422,013
Income before extraordinary loss and
  cumulative effect of accounting changes      16,879      23,288     34,439       56,536      131,142
Net income (loss)                             (27,286)     23,288     22,651       24,004       42,657
Per share of common stock:
  Income before extraordinary loss and
    cumulative effect of accounting changes       .10         .14        .22          .39          .85
  Net income (loss)                              (.22)        .14        .14          .16          .22
Dividends per share                              .115        .115       .115         .115          .46

Fiscal Year 1993:*
Revenues                                     $684,073    $692,449   $670,416     $654,759   $2,701,697
Gross Profit**                                107,942     116,107    104,130      110,973      439,152
Net income                                      4,210       2,799     23,831       28,016       58,856
Net income per share                              .01         .00        .15          .18          .34
Dividends per share                              .115        .115       .115         .115          .46

- --------------
* See Notes 1, 2, 3 and 4 for information regarding accounting changes, dispositions, unusual charges-net and the extraordinary loss, respectively.
** Represents revenues less (i) cost of sales, (ii) cost of services and rentals (iii) research and engineering expense and (iv) marketing and field service expense


Stock Prices by Quarter. The following graph sets forth the quarterly high and low sales price per share of the Company's common stock on the New York Stock Exchange Composite Tape:


                     [GRAPH OF BAKER HUGHES APPEARS HERE]


             Quarter                          High              Low
             -----------                     ------           ------
1993         1st Quarter                     $24.50           $17.88
             2nd Quarter                      24.25            18.50
             3rd Quarter                      29.63            22.13
             4th Quarter                      28.25            21.25

1994         1st Quarter                     $24.75           $18.88
             2nd Quarter                      22.13            17.00
             3rd Quarter                      22.00            17.25
             4th Quarter                      22.13            18.38