Form 10-K, Exhibit 13
period 1995-09-30
BAKER HUGHES INC
filed 1995-12-14
CIK 808362

                                                                    Exhibit 13.1


                                                       1995 Financial Statements

Management Report of Financial Responsibilities                            18
Management's Discussion and Analysis of
   Financial Condition and Results of Operations                           19
Independent Auditors' Report                                               26
Consolidated Statements of Operations                                      27
Consolidated Statements of Financial Position                              28
Consolidated Statements of Stockholders' Equity                            30
Consolidated Statements of Cash Flows                                      31
Notes to Consolidated Financial Statements                                 32
Quarterly Stock Prices                                                     47
Five Year Summary of Financial Information                                 48

MANAGEMENT REPORT OF FINANCIAL RESPONSIBILITIES     Baker Hughes Incorporated

The management of Baker Hughes Incorporated is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the CompanyOs system of internal control. This system includes written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operational reviews by a professional staff of corporate auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. Management believes that, as of September 30, 1995, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's Standards of Conduct which is distributed throughout the Company. Management maintains a systematic program to assess compliance with the policies included in the code.

The Board of Directors, through its Audit/Ethics Committee composed solely of nonemployee directors, reviews the Company's financial reporting, accounting and ethical practices. The Audit/Ethics Committee recommends to the Board of Directors the selection of independent public accountants and reviews their fee arrangements. It meets periodically with the independent public accountants, management and the corporate auditors to review the work of each and the propriety of the discharge of their responsibilities. The independent public accountants and the corporate auditors have full and free access to the Audit/Ethics Committee, without management present, to discuss auditing and financial reporting matters.

/s/ James D. Woods           /s/ Eric L. Mattson             /s/ James E. Braun

James D. Woods               Eric L. Mattson                 James E. Braun
Chairman and Chief           Senior Vice President and       Controller
Executive Officer            Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS          Baker Hughes Incorporated

BUSINESS ENVIRONMENT

Baker Hughes has eight divisions that provide products and services to two industry segments worldwide: Oilfield and Process Equipment. Oilfield Operations generate approximately 87% of the Company's consolidated revenues.

Oilfield Operations consist of five divisions that provide products, services and solutions used in the drilling, completion, production and maintenance of oil and gas wells. The business environment for Oilfield Operations and its corresponding operating results are significantly affected by worldwide expenditures of the petroleum industry. Important factors establishing the levels of these expenditures include, but are not limited to, world economic conditions, crude oil and natural gas supply and demand balances, the legislative environment in the United States and other major countries, war, insurrection, weather, OPEC policy and other developments in the Middle East and other major petroleum producing regions.

Process Equipment Operations consist of three divisions that serve a broad range of process industries. They are recognized throughout the world as leaders in filtration, sedimentation, centrifugation and flotation processes for the separation of solids from liquids, and liquids from liquids. The business environment for Process Equipment Operations, which also includes Tracor Europa, a computer peripherals division, is significantly affected by worldwide economic conditions in the specific markets that they serve.

OPERATING ENVIRONMENT
FOR OILFIELD OPERATIONS

Historically, crude oil and natural gas prices and the number of rotary rigs operating have been prevalent factors in determining the level of worldwide exploration and production expenditures. However, the operating environment for the oilfield service industry has been changing over the past several years. While prices and rig count are still relevant as an indicator of expenditure activity, a number of new trends are beginning to emerge that could alter the oilfield service market place. One key trend is the concept of integrated solutions, which is to involve the oilfield service company in the planning, engineering and integrating of several products and services. Another trend is the application of new technologies aimed at reducing the finding costs for oil and gas.

Crude oil and natural gas prices and the Baker Hughes rotary rig count are summarized in the tables below as annual averages followed by the Company's outlook. While reading the Company's outlook set forth below, caution is advised that the factors described above in "-Business Environment" could negatively impact the Company's expectations for oil and gas prices and drilling activity.

Oil and Gas Prices

Fiscal Year                      1995   1994   1993
----------------------------------------------------
WTI ($/Bbl)                      18.29  16.87  19.49
U.S. Spot Natural Gas ($/mcf)     1.42   1.88   2.04

Barring any significant change in OPEC policy, the Company expects crude oil to trade between $17 and $19/Bbl in 1996 while remaining susceptible to short-term price fluctuations as the growth in worldwide demand is met by increased production by non-OPEC producing countries. U.S. natural gas prices are expected to strengthen in 1996 with demand for natural gas expected to grow 2% to 3% per year. The Company believes that higher natural gas prices and a tightening market would stimulate exploration and development drilling of natural gas.

Rotary Rig Count

Fiscal Year                                1995  1994  1993
-----------------------------------------------------------
U.S. - Land                                 638   684   686
U.S. - Offshore                             100   101    72
Canada                                      247   245   160
                                           ----------------
   North America                            985  1030   918
                                           ----------------
Latin America                               266   223   205
North Sea                                    42    42    48
Other Europe                                 66    67    68
Africa                                       65    66    69
Middle East                                 123   135   158
Asia Pacific                                186   214   233
                                           ----------------
   International                            748   747   781
                                           ----------------
Worldwide                                  1733  1777  1699
                                           ----------------
U.S. Workover                              1298  1336  1379

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS          Baker Hughes Incorporated

North America

With the current softness in oil and gas prices, the Company anticipates a modest decline in North American drilling activity. In the U.S., the Company is expecting a decrease in gas-directed drilling to be partially offset by a modest increase in oil-directed drilling resulting in a slight increase in offshore activity and relatively flat land activity. Canadian activity is expected to fall short of 1995 levels.

International

The Company is cautiously optimistic that most areas internationally will post an increasing rig count in 1996. The Company is forecasting increases in Latin America, the North Sea and West Africa while activity in the Middle East and Asia Pacific is forecasted to be flat.

RESULTS OF OPERATIONS
---------------------------------------------------------------------
Revenues
(In millions)                              1995      1994      1993
---------------------------------------------------------------------
Consolidated Revenues:
   Sales                                 $1,805.1  $1,727.7  $1,945.8
   Services and Rentals                     832.4     777.0     755.9
                                         ----------------------------
   Total                                  2,637.5   2,504.7   2,701.7
                                         ----------------------------
Less Pumpsystems and EM&C Operations:
   Sales                                               96.5     334.5
   Services and Rentals                                          15.7
                                                   ------------------
   Total                                               96.5     350.2
                                                   ------------------
Revenues from Ongoing Operations:
   Sales                                  1,805.1   1,631.2   1,611.3
   Services and Rentals                     832.4     777.0     740.2
                                         ----------------------------
   Total                                 $2,637.5  $2,408.2  $2,351.5
                                         ----------------------------

Consolidated revenues for 1995 increased 5.3% from 1994. Consolidated revenues for 1994 decreased 7.3% from 1993. Consolidated revenues were impacted in 1994 and 1993 by the revenues of disposed businesses. EnviroTech Measurements & Controls ("EM&C") was sold in March 1994 and EnviroTech Pumpsystems ("Pumpsystems") was sold in September 1994. The results of Pumpsystems and EM&C have been reported in a manner similar to discontinued operations since March 1994 and June 1993, respectively, which represents the date at which the decisions to divest the businesses were made. As such, consolidated results of operations for 1994 include six months of Pumpsystems' revenues and expenses. The last six months of Pumpsystems' net operating results are reflected as a separate line in the Company's consolidated statement of operations. Nine months of EM&C revenues and expenses are included in the consolidated results for 1993. There are no EM&C revenues and expenses included in the consolidated results for 1994. EM&C operated near break even levels from July 1993 to March 1994 with a small net operating loss offsetting the gain on the sale.

Revenues from ongoing operations were up 9.5% in 1995 from 1994 and 2.4% in 1994 from 1993. In 1995, Oilfield Operations represented approximately 87% of consolidated revenues ($2,288.2 million) with the remaining 13% represented by Process Equipment Operations ($349.3 million).

In 1995, the Oilfield Operations experienced revenue growth in spite of decreases in the Baker Hughes rotary rig count and the U.S. workover rig count. Sales revenue and service and rentals revenue were both up 8.4%. Changes in the mix of the worldwide rig count had a significant impact on the revenue of the Company. Certain areas of the world, including offshore U.S., North Sea and West Africa, historically provide more revenue per rig because of the more difficult and complex drilling conditions. Conditions such as deep water, high pressure and sensitive environment require the premium products and services offered by the Company. Additionally, technological advances in the design and application of the Company's products and services allow oil and gas operators to reach and extract greater quantities of hydrocarbons from a single drilling rig or wellbore. For example, from a single offshore drilling rig, multiple wells can be drilled, completed and produced and, as such, the revenue generating capability of a single drilling rig increases. The Company enjoys ancilliary benefits in situations like these because of the wide breadth of products and services offered by the Company. The Oilfield Operations' 1995 results were favorably impacted by these two important trends.

Oilfield Operations was well positioned to take advantage of growth opportunities in a number of key geographic markets. In Latin America, Oilfield Operations saw its largest revenue growth in 1995 as revenue increased 38%. The revenue improvement was driven by an increase in drilling activity in Venezuela and Argentina. Oilfield Operations saw revenue increases in the Gulf of Mexico as horizontal drilling remained strong. Despite flat rig activity in the North Sea, revenue in Europe was up 6% due in large part to growing integrated solutions business. Middle East revenues were up 19% for the year, paced by an increase in Oman where the Company is the leading provider of horizontal drilling technology. Strong performance in these areas were partially offset by a difficult year in Africa and the former Soviet Union ("FSU"). Revenues in the FSU were $53.3 million in 1995 and $74.6 million in 1994.

Oilfield Operations reported revenues of $2,110.9 million in 1994, up 3.3% from 1993. Sales revenue was up 2.6% and services and rentals revenue was up 4.7%. Much of the improvement in Oilfield Operations sales, services and rentals revenue is attributable to increased drilling activity in the Western Hemisphere, U.S.-Offshore and the Canadian market, fueled in large part by natural gas drilling. Partially offsetting this trend was a decline in the average number of workover rigs running in the U.S. However, much of the improvement in the Western Hemisphere was offset by declines in the European and West Africa markets, most notably in geographic areas where Oilfield Operations enjoys significant revenue on a per rig basis.

In 1995, Process Equipment Operations' sales, services and rentals revenue reported an increase of 17.1% from 1994. The minerals processing industry, specifically copper, and the pulp and paper industry experienced significant growth during 1995 benefiting Process Equipment Operations. In 1994, sales, services and rentals revenue declined 3.4% from 1993 primarily due to project deferrals and a general weakness in the economic conditions in most markets that they serve.

Operating Income
(In millions)                1995    1994     1993
---------------------------------------------------
Consolidated Operating
   Income                   $255.9  $185.9   $158.9
Plus Unusual Charges-net      31.8    42.0
Less Operating Income of
   Pumpsystems and EM&C              (17.9)   (23.1)
                            -----------------------
Operating Income from
   Ongoing Operations       $255.9  $199.8   $177.8
                            -----------------------

Consolidated operating income in 1995 increased 37.7% from 1994 levels and in 1994 increased 17.0% from 1993 levels. Operating income from ongoing operations, which excludes the net unusual charges and operating income of Pumpsystems and EM&C, increased 28.1% in 1995 and 12.4% in 1994. Oilfield Operations provided $269.6 million of operating income in 1995, up 29.0% from 1994 (excluding the 1994 unusual charge) and $209.0 million in 1994, up 16.9% from 1993. Process Equipment Operations provided $32.3 million of operating income in 1995, up 49.5% from 1994 and $21.6 million in 1994, virtually flat compared to 1993. The increases year over

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS          Baker Hughes Incorporated

year result primarily from improved revenues and the impact of the Company's ongoing quality programs where, through various actions, increases in efficiency and productivity produce cost savings.

Cost and Expenses

Operating expenses, excluding unusual charges, typically fluctuate within a narrow band as a percentage of consolidated revenues as the Company manages expenses both in absolute terms and as a function of revenues.

The total of cost of sales, cost of services and rentals, research and engineering and marketing and field service expenses as a percentage of total revenue decreased from 83.2% in 1994 to 81.5% in 1995 reflecting the realization of cost reductions as explained above. Individually, cost of sales, cost of services and rentals and marketing and field service expense increased in 1995 in line with the revenue increase.

Research and engineering ("R&E") decreased for the year due primarily to the reorganization of the R&E function at two divisions in Oilfield Operations and the disposition of Pumpsystems in 1994. The reorganizations consisted of reductions in headcount as well as a change in focus to product related engineering where costs are now included in cost of sales and marketing and field service expense. General and administrative expense, which is less sensitive to changes in revenue, increased $18.9 million in 1995. The increase in 1995 is due to the resolution of certain legal matters during the year, the accrual for other claims and the writedown of certain foreign properties held for disposal to their estimated net realizable value. Amortization of goodwill and intangibles has remained relatively flat in 1995 compared to 1994 as no significant acquisitions or dispositions were made in the current year.

In 1994, cost of sales, cost of services and rentals, research and engineering and marketing and field service expenses decreased in line with the revenue decreases associated with the dispositions of EM&C and Pumpsystems. General and administrative expense and amortization of goodwill and other intangibles both decreased in 1994 also reflective of the impact of the disposed businesses.

Unusual Charges-net

1994: During the fourth quarter of 1994, the Company recorded a $32.4 million unusual charge related to the restructuring and reorganization of certain divisions, primarily Baker Hughes INTEQ as part of a continuing effort to maintain a cost structure appropriate for current and future market conditions. Noncash provisions of the charge total $16.3 million and consist primarily of the write-down of excess facilities and operating assets to net realizable value. The remaining $16.1 million of the charge represents cash expenditures related to severance under existing benefit arrangements, the relocation of people, equipment and inventory and abandoned leases. The Company spent $11.2 million in 1995 and $3.1 million in 1994 and expects to spend the remaining $1.8 million in 1996. In addition, an MWD (measurement-while-drilling) product line was discontinued when it was decided to market and support other MWD products resulting in the write-off of property and inventory of $15.0 million. Offsetting these charges was an unusual gain of $19.3 million related to the May 1994 cash settlement of a suit against certain insurance carriers in the Parker & Parsley litigation discussed below.

1993: During the first quarter of 1993, the Company recognized a charge of $17.5 million relating to an agreement for the settlement of the civil antitrust litigation involving the marketing of tricone rockbits. During the second quarter of 1993, the Company, along with Dresser Industries and Parker & Parsley Petroleum Development Incorporated, entered into a Memorandum of Understanding covering the settlement of all outstanding litigation among the parties. In recognition of the settlement, the Company recorded an unusual charge of $24.5 million. Cash payments totalling $75.0 million were made during the third quarter of 1993.

Interest Expense

Interest expense decreased $8.2 million in 1995 compared to 1994. The decrease in 1995 is attributable to the repurchase or defeasance of all the outstanding 6% discount debentures in the last half of 1994. Offsetting interest expense in 1993 is $3.6 million of the reversal of accrued interest expense on certain Internal Revenue Service issues. Excluding these reversals, interest expense decreased $4.5 million in 1994. The decrease in 1994 is attributable to lower average debt outstanding offset by a slightly higher overall effective interest rate.

Interest Income

Interest income increased $1.7 million in 1995 due to an increase in the average short-term investments during the year. Interest income decreased $2.8 million in 1994. The decrease was due to the repayment of notes receivables and a decrease in short-term investments.

Income Taxes

The effective income tax rate for 1995 was 41.5% as compared to 42.0% in 1994 and 41.2% in 1993. The effective rates differ from the federal statutory rates due primarily to taxes on foreign operations and nondeductible goodwill amortization offset by the recognition of loss and credit carryforwards.

Extraordinary Loss

During 1994, the Company recorded an extraordinary loss of $44.3 million, net of a tax benefit of $23.9 million, in connection with the repurchase or defeasance of $225.0 million face amount of its outstanding 6% debentures due March 2002. At September 30, 1995, $45.9 million of the debentures have been considered extinguished through defeasance.

Net Income Per Share of Common Stock

In June 1995, the Company repurchased all outstanding shares of its convertible preferred stock for $167.0 million. The fair market value of the preferred stock was $149.4 million on its date of issuance. The repurchase price in excess of this amount, $17.6 million, is deducted from net income in arriving at net income per share of common stock. In addition, net income is adjusted for dividends on preferred stock of $8.0 million in 1995. Net income is adjusted for dividends on preferred stock of $12.0 million in 1994 and 1993.

CAPITAL RESOURCES AND LIQUIDITY

Financing Activities

Net cash outflows from financing activities were $95.5 million in 1995 compared to $429.8 million and $56.0 million in 1994 and 1993, respectively.

Total debt outstanding at September 30, 1995 was $801.3 million, compared to $653.3 million at September 30, 1994 and $944.3 million at September 30, 1993. The debt to equity ratio was .529 at September 30, 1995, compared to .399 at September 30, 1994 and .586 at September 30, 1993.

In 1994, the Company used cash to reduce overall debt levels. A total of $368.1 million was used to reduce borrowings under short-term facilities and repurchase or defease all of its outstanding 6% discount debentures which had an effective interest rate of 14.66%. During 1994, the Company also issued debenture purchase warrants under favorable terms for $7.0 million that entitled the holders to purchase $93.0 million of the Company's debentures. In the first half of 1995, all holders exercised their warrants and purchased $93.0 million in debentures.

In June 1995, the Company repurchased all outstanding shares of its convertible preferred stock for $167.0 million. Existing cash on hand and borrowings from commercial paper and revolving credit facilities funded the repurchase. Cash dividends decreased in 1995 due to the repurchase.

In 1993, the Company increased total debt while at the same time taking advantage of lower interest rates. During 1993, the Company sold $385.3 million principal amount at maturity of Liquid Yield Option Notes ("LYONS") due May 2008. The net proceeds of $223.9 million were used to repay borrowings from short-term facilities incurred to fund the 1992 Teleco acquisition, retire debentures and fund working capital needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS         Baker Hughes Incorporated

At September 30, 1995, the Company had $667.1 million of credit facilities with commercial banks, of which $402.4 million is committed. These facilities are subject to normal banking terms and conditions and do not materially restrict the Company's activities.

During 1995, the U.S. dollar was relatively flat against most European currencies where the Company has a significant net asset position. The Company was impacted, however, by the devaluation of the Mexican peso resulting in an increase of $4.8 million in the cumulative foreign currency translation adjustment account. During 1994, the U.S. dollar weakened against most European currencies. As a result of this and the sale of EM&C and Pumpsystems, the cumulative foreign currency translation adjustment account decreased $34.7 million.

Investing Activities

Net cash outflows from investing activities were $94.1 million in 1995 compared to cash inflows of $258.4 million in 1994 and cash outflows of $76.7 million in 1993.

Proceeds from the disposal of assets and noncore businesses generated $44.8 million in 1995, $367.1 million in 1994 and $50.2 million in 1993. Property additions increased in 1995 to $138.9 million from $108.6 million in 1994. In 1993 property additions were $126.9 million. The increase in 1995 is in line with the Company's objective of replacing capital to increase productivity and ensure that the necessary capacity is available to meet market demand. Part of the decrease in 1994 is due to the sale of EM&C and Pumpsystems.

Likewise, the ratio of capital expenditures to depreciation has increased from 88.5% in 1994 to 121.6% in 1995. The majority of the capital expenditures have been in Oilfield Operations where the largest single item is the expenditure for rental tools and equipment to supplement the rental fleet. Funds provided from operations and outstanding lines of credit are expected to be more than adequate to meet future capital expenditure requirements. The Company expects 1996 capital expenditures to be between $170.0 million and $190.0 million.

Operating Activities

Net cash inflows from operating activities were $127.3 million, $230.8 million and $23.0 million in 1995, 1994 and 1993, respectively.

The decrease of $103.5 million in 1995 was due primarily to the build up of working capital in Oilfield Operations to support increased activity, in particular the significant increase in Latin America, and several new emerging markets (e.g. Vietnam and China), and the reduction in liabilities resulting from cash payments for costs associated with the disposition of Pumpsystems and the restructuring accruals recorded in the fourth quarter of 1994. These uses of cash were offset by an increase in net income adjusted for noncash items.

The increase of $207.8 million in 1994 was due primarily to an increase in net income, adjusted for noncash items, litigation settlements totalling $75.0 million that were paid in 1993 and a decrease in the build up of working capital.

OTHER MATTERS

In May 1995, President Clinton signed an Executive Order prohibiting virtually all transactions between the U.S. and Iran, and in September 1995, the U.S. Department of Treasury issued implementing regulations. The Order and regulations generally do not reach to the activities of non-U.S. subsidiaries. At September 30, 1995, the Company, through its non-U.S. subsidiaries, had receivables from the National Iranian Oil Company ("NIOC") in an amount of approximately one percent of stockholders' equity. These receivables are currently being paid pursuant to an agreement with the NIOC. It is not possible to predict with any accuracy how the current state of U.S.-Iran relations will impact the Company's ability to collect these receivables. Sales to Iran in the year ended September 30, 1995 and 1994 were not significant.

ACCOUNTING STANDARDS

Postemployment Benefits

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," effective October 1, 1994. The Company recognized a charge to income of $14.6 million ($.10 per share), net of a $7.9 million tax benefit, in the first quarter of 1995. Expense under SFAS No. 112 for 1995 was not significantly different from the prior method of cash basis accounting.

Postretirement Benefits Other Than Pensions

The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective October 1, 1993. The Company elected to immediately recognize the cumulative effect of the change in accounting and recorded a charge of $69.6 million, net of a tax benefit of $37.5 million, in the first quarter of 1994. Expense under SFAS No. 106 for 1994 was not significantly different from the prior method of cash basis accounting.

Accounting for Income Taxes

The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective October 1, 1993, without restatement of prior years and recorded a credit to income of $25.5 million in the first quarter of 1994. An additional benefit of $21.9 million was allocated to capital in excess of par value, which reflects the cumulative tax effect of exercised employee stock options for which the Company has taken tax deductions in its U.S. federal tax returns.

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

Impairment of Long-Lived Assets

In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for the Company on October 1, 1996. The statement sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill, and how to measure such an impairment. The methodology set forth in SFAS No. 121 is not significantly different from the Company's current policy and, therefore, the Company does not expect the adoption of SFAS No. 121, as it relates to impairment, to have a significant impact on the consolidated financial statements. SFAS No. 121 also addresses the accounting for long-lived assets to be disposed of. The Company has not yet determined the impact of this aspect of SFAS No. 121 on the consolidated financial statements.

Stock Based Compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company on October 1, 1996. SFAS No. 123 permits, but does not require, a fair value based method of accounting for employee stock option plans which results in compensation expense being recognized in the results of operations when stock options are granted. The Company plans to continue the use of its current intrinsic value based method of accounting for such plans where no compensation expense is recognized. However, as required by SFAS No. 123, the Company will provide pro forma disclosure of net income and earnings per share in the notes to the consolidated financial statements as if the fair value based method of accounting had been applied.

INDEPENDENT AUDITORS' REPORT                           Baker Hughes Incorporated

STOCKHOLDERS OF BAKER HUGHES INCORPORATED:

We have audited the consolidated statements of financial position of Baker Hughes Incorporated and its subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and its subsidiaries at September 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company changed its method of accounting for postemployment benefits effective October 1, 1994 to conform with Statement of Financial Accounting Standards No. 112. Also as discussed in Note 1, the Company changed its method of accounting for postretirement benefits other than pensions and for income taxes effective October 1, 1993 to conform with Statement of Financial Accounting Standards No. 106 and Statement of Financial Accounting Standards No. 109, respectively.


/s/ Deloitte & Touche LLP

November 15, 1995
Houston, Texas

CONSOLIDATED STATEMENTS OF OPERATIONS                 Baker Hughes Incorporated

Years Ended September 30,
(In thousands, except per share amounts)      1995             1994           1993
-------------------------------------------------------------------------------------
Revenues:
   Sales                                   $1,805,108      $1,727,734      $1,945,793
   Services and rentals                       832,356         777,024         755,904
                                           ------------------------------------------
   Total                                    2,637,464       2,504,758       2,701,697
                                           ------------------------------------------
Costs and expenses:
   Costs of sales                           1,045,672       1,015,458       1,154,865
   Cost of services and rentals               418,342         389,605         395,286
   Research and engineering                    83,546          91,011         102,057
   Marketing and field service                601,228         586,671         610,337
   General and administrative                 202,903         184,013         201,322
   Amortization of goodwill and other
    intangibles                                29,884          30,775          36,916
   Unusual charges - net                                       31,829          42,000
   Operating income of business sold                          (10,488)
                                           ------------------------------------------
   Total                                    2,381,575       2,318,874       2,542,783
                                           ------------------------------------------
Operating income                              255,889         185,884         158,914
Gain on sale of Pumpsystems                                   101,000
Interest expense                              (55,595)        (63,835)        (64,703)
Interest income                                 4,806           3,067           5,840
                                           ------------------------------------------
Income before income taxes, extraordinary
   loss and cumulative effect of
   accounting changes                         205,100         226,116         100,051
Income taxes                                  (85,117)        (94,974)        (41,195)
                                           ------------------------------------------
Income before extraordinary loss and
 cumulative effect of accounting changes      119,983         131,142          58,856
                                                           ----------
Extraordinary loss (net of $23,865
 income tax benefit)                                          (44,320)
                                                           ----------
Cumulative effect of accounting changes:
   Income taxes                                                25,455
   Postretirement benefits other than pensions
    (net of $37,488 income tax benefit)                       (69,620)
   Postemployment benefits (net of $7,861
    income tax benefit)                       (14,598)
                                           ------------------------------------------
   Accounting changes - net                   (14,598)        (44,165)
                                           ------------------------------------------
Net income                                 $  105,385      $   42,657      $   58,856
                                           ==========================================
Per share of common stock:
   Income before extraordinary loss and
    cumulative effect of accounting
    changes                                $     0.67      $     0.85      $     0.34
   Extraordinary loss                                           (0.31)
   Cumulative effect of accounting
    changes                                     (0.10)          (0.32)
                                           ------------------------------------------
Net income                                 $    $0.57      $     0.22      $     0.34
                                           ==========================================

See Notes to Consolidated  Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION        Baker Hughes Incorporated

September 30,
(In thousands)                        1995                1994
-----------------------------------------------------------------
Current Assets:
Cash and cash equivalents          $    6,817          $   69,179
                                   ------------------------------
Receivables-less allowance
 for doubtful accounts:
   1995, $24,809; 1994,
    $21,405                           709,588             612,414
                                   ------------------------------
Inventories:
   Finished goods                     595,417             508,198
   Work in process                     61,622              53,644
   Raw materials                       70,743              81,204
                                   ------------------------------
   Total inventories                  727,782             643,046
                                   ------------------------------
Deferred income taxes                  92,550              45,959
                                   ------------------------------
Other current assets                   28,078              29,394
                                   ------------------------------
   Total current assets             1,564,815           1,399,992
                                   ------------------------------
Property:
   Land                                35,393              35,174
   Buildings                          314,184             294,104
   Machinery and equipment            607,061             586,863
   Rental tools and equipment         570,279             530,814
                                   ------------------------------
   Total property                   1,526,917           1,446,955
   Accumulated depreciation          (951,858)           (886,871)
                                   ------------------------------
   Property-net                       575,059             560,084
                                   ------------------------------
Other assets:
   Investments                         92,474              89,601
   Property held for disposal          58,544              73,496
   Other assets                       103,321              80,054
   Excess costs arising
    from acquisitions -
    less accumulated
    amortization:
   1995, $136,174; 1994, $112,008     772,378             796,455
                                   ------------------------------
   Total other assets               1,026,717           1,039,606
                                   ------------------------------
Total                              $3,166,591          $2,999,682
                                   ==============================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION       Baker Hughes Incorporated

September 30,
(In thousands)                        1995                1994
-----------------------------------------------------------------
Current Liabilities:
Accounts payable-trade             $  304,689          $  253,616
Short-term borrowings                   2,130                 863
Current portion of
 long-term debt                           768              14,436
Accrued employee
 compensation and benefits            133,135             113,304
Income taxes payable                   28,445              29,729
Taxes other than income                25,176              20,608
Accrued insurance                      27,475              26,492
Accrued interest                       11,978              10,676
Other accrued liabilities              46,335              74,847
                                   ------------------------------
   Total current liabilities          580,131             544,571
                                   ------------------------------
Long-term debt                        798,352             637,972
                                   ------------------------------
Deferred income taxes                 118,350              53,841
                                   ------------------------------
Postretirement benefits
 other than pensions                   97,187              95,951
                                   ------------------------------
Other long-term liabilities            58,965              28,875
                                   ------------------------------
Commitments and  contingencies
Stockholders' equity:
Preferred stock, $1 par value
 (authorized and outstanding
 4,000,000 shares in 1994 of $3.00
 convertible preferred stock)                               4,000
Common stock, $1 par value
 (authorized 400,000,000
 shares; outstanding 142,237,000
 shares in 1995 and 140,889,000
 shares in 1994)                      142,237             140,889
Capital in excess of par value      1,342,317           1,474,013
Retained earnings                     140,106             125,276
Cumulative foreign currency
 translation adjustment              (107,689)           (102,915)
Unrealized loss on securities
 available for sale                    (3,365)             (2,791)
                                   ------------------------------
   Total stockholders' equity       1,513,606           1,638,472
                                   ------------------------------
Total                              $3,166,591          $2,999,682
                                   ==============================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY        Baker Hughes Incorporated

                                                                                                Cumulative   Unrealized
                                    Preferred            Common                                  Foreign      Loss on
For the three years ended            Stock               Stock          Capital                  Currency    Securities
September 30, 1995                  ($1 Par             ($1 Par        In Excess    Retained    Translation   Available
(In thousands)                       Value)              Value       of Par Value   Earnings    Adjustment    for Sale    Total
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1992        $    4,000          $  138,624     $1,418,857   $ 176,517     $ (92,476)              $1,645,522
   Net income                                                                         58,856                                 58,856
   Cash and accrued
    dividends on
   $3.00 convertible preferred stock                                                 (12,000)                               (12,000)

   Cash dividends on common
   stock ($.46 per share)                                                            (64,096)                               (64,096)

   Foreign currency
   translation adjustment                                                                          (45,139)                 (45,139)

   Stock issued pursuant to
   employee stock plans                                     1,813         25,692                                             27,505
                                      ----------------------------------------------------------------------------------------------

Balance, September 30, 1993             4,000             140,437      1,444,549     159,277      (137,615)               1,610,648
   Net income                                                                         42,657                                 42,657
   Cash and accrued
    dividends on
   $3.00 convertible preferred stock                                                 (12,000)                               (12,000)

   Cash dividends on common
   stock ($.46 per share)                                                            (64,658)                               (64,658)

   Foreign currency
   translation adjustment                                                                           17,825                   17,825
   Disposition of
    businesses                                                                                      16,875                   16,875
   Income tax
   accounting change                                                      21,896                                             21,896
   Investment accounting
    change                                                                                       $  (2,791)     (2,791)
   Stock issued pursuant to
   employee stock plans                                       452          7,568                                              8,020
                                      ----------------------------------------------------------------------------------------------

Balance, September 30, 1994             4,000             140,889      1,474,013     125,276      (102,915)     (2,791)   1,638,472
   Net income                                                                        105,385                                105,385
   Cash and accrued
    dividends on
   $3.00 convertible preferred stock                                                  (8,000)                                (8,000)

   Cash dividends on common
   stock ($.46 per share)                                                            (64,955)                               (64,955)

   Foreign currency
   translation adjustment                                                                           (4,774)                  (4,774)

   Repurchase of $3.00
   convertible preferred
    stock                              (4,000)                          (145,400)    (17,600)                              (167,000)

   Unrealized loss
    adjustment                                                                                                    (574)        (574)

   Stock issued pursuant to
   employee stock plans                                     1,348         13,704                                             15,052
                                      ----------------------------------------------------------------------------------------------

Balance, September 30, 1995                            $  142,237     $1,342,317   $ 140,106     $(107,689)   $ (3,365)  $1,513,606
                                      ==============================================================================================



See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS                 Baker Hughes Incorporated

Years Ended September 30,
(In thousands)                             1995                 1994           1993
--------------------------------------------------------------------------------------
Cash flows from operating
 activities:
Net income                              $  105,385          $   42,657     $   58,856
Adjustments to reconcile
 net income
   to net cash flows from
    operating activities:
   Depreciation and
    amortization of:
   Property                                114,170             122,812        141,699
   Other assets and debt discount           40,368              46,526         47,371
   Deferred tax provision                   44,783              47,366         19,349
   Noncash portion of unusual
    charges-net                                                 47,988
   Gain on disposal of assets              (18,313)            (18,034)       (14,594)
   Gain on disposition of businesses                          (109,550)
   Foreign currency translation
    loss-net                                 1,948               1,892            441
   Cumulative effect of accounting
    changes                                 14,598              44,165
   Extraordinary loss                                           44,320
   Change in receivables                   (94,660)            (22,740)       (74,828)
   Change in inventories                   (79,937)            (58,035)       (50,506)
   Change in accounts payable-trade         51,734              24,890         (2,962)
   Changes in other assets and
    liabilities                            (52,805)             16,520       (101,859)
                                        ---------------------------------------------

Net cash flows from
 operating activities                      127,271             230,777         22,967
                                        ---------------------------------------------

Cash flows from investing
 activities:
   Property additions                     (138,876)           (108,639)      (126,901)
   Proceeds from disposal of assets         44,786              38,664         40,928
   Proceeds from disposition of
    businesses                                                 328,389          9,299
                                        ---------------------------------------------

Net cash flows from
 investing activities                      (94,090)            258,414        (76,674)
                                        ---------------------------------------------

Cash flows from financing
 activities:
   Net borrowings
    (payments) from commercial
    paper and revolving credit
    facilities                              42,674            (162,590)       (95,010)
   Retirement of debentures                                   (205,497)       (18,197)
   Proceeds from exercise of
    debenture purchase warrants             93,000
   Net proceeds from issuance of
    debenture purchase warrants                                  7,026
   Net proceeds from issuance of
     notes                                                                    223,911
   Repurchase of preferred
    stock                                 (167,000)
   Proceeds from exercise
    of stock options and stock
    purchase grants                          9,773               7,900         21,358
   Dividends                               (73,955)            (76,658)       (76,096)
                                        ---------------------------------------------

Net cash flows from
 financing activities                      (95,508)           (429,819)        55,966
                                        ---------------------------------------------

Effect of exchange rate
 changes on cash                               (35)              2,815         (1,959)
                                        ---------------------------------------------

Increase (decrease) in
 cash and cash equivalents                 (62,362)             62,187            300
Cash and cash equivalents,
 beginning of year                          69,179               6,992          6,692
                                        ---------------------------------------------

Cash and cash equivalents,
 end of year                            $    6,817          $   69,179     $    6,992
                                        =============================================


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           Baker Hughes Incorporated

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation: The consolidated financial statements include the accounts of Baker Hughes Incorporated and all majority owned subsidiaries (the "Company"). Investments in which ownership interest ranges from 20 to 50 percent and the Company exercises significant influence over operating and financial policies are accounted for on the equity method. In 1994, the Company changed its accounting for other investments as explained below. Prior to 1994, other investments were accounted for under the cost method. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain minor reclassifications have been made to the 1994 balances to conform to the 1995 presentation.

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

Excess costs arising from acquisitions: Excess costs arising from acquisitions of businesses ("Goodwill") are amortized on the straight-line method over the lesser of expected useful life or forty years. The carrying amount of unamortized Goodwill is reviewed for potential impairment loss when events or changes in circumstances indicate that the carrying amount of Goodwill may not be recoverable. An impairment loss of Goodwill is recorded in the period in which it is determined that it is not recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense, of the business unit to which the Goodwill relates.

Income taxes: The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective October 1, 1993, without restatement of prior years. The cumulative effect of adopting SFAS No. 109 was a credit to income of $25.5 million ($.18 per share). An additional benefit of $21.9 million was allocated to capital in excess of par value, which reflects the cumulative tax effect of exercised employee stock options for which the Company has taken tax deductions in its U.S. federal tax returns.

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

Postretirement benefits other than pensions: The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," effective October 1, 1993. The standard requires that the estimated cost of postretirement benefits other than pensions be accrued over the period earned rather than expensed in the period the benefits are paid. The cumulative effect of adopting SFAS No. 106 on the immediate recognition basis was a charge to income of $69.6 million ($.50 per share), net of a tax benefit of $37.5 million.

Postemployment benefits: The Company adopted SFAS No. 112, "Employers' Accounting for Postem -ployment Benefits," effective October 1, 1994. The standard requires that the cost of benefits provided to former or inactive employees after employment, but before retirement, be accrued when it is probable that a benefit will be provided, or in the case of service related benefits, over the period earned. The cost of providing these benefits was previously recognized as a charge to income in the period the benefits were paid. The cumulative effect of adopting SFAS No. 112 was a charge to income of $14.6 million ($.10 per share), net of a tax benefit of $7.9 million.

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

Financial Instruments: The Company uses forward exchange contracts and currency swaps to hedge certain firm commitments and transactions denominated in foreign currencies. Gains and losses on forward contracts are deferred and offset against foreign exchange gains or losses on the underlying hedged item. The Company uses interest rate swaps to manage interest rate risk. The interest differentials from interest rate swaps are recognized as an adjustment to interest expense. The Company's policies do not permit financial instrument transactions for speculative purposes.

Income per share: Income per share amounts are based on the weighted average number of shares outstanding during the respective years (141,215,000 in 1995, 140,532,000 in 1994, and 139,321,000 in 1993) and exclude the negligible dilutive effect of shares issuable in connection with employee stock plans. Net income is adjusted for dividends on preferred stock. Per share amounts in 1995 are also reduced by $17.6 million related to the repurchase of the Company's convertible preferred stock.

Statements of cash flows: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          Baker Hughes Incorporated

NOTE 2 DISPOSITIONS

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

(In thousands)
--------------------------------------------------
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
                                         ========

In May 1994, the Company realized a gain of $19.3 million from the cash settlement of a suit against certain insurance carriers in the Parker & Parsley litigation described below.

During the fourth quarter of 1994, the Company discontinued an MWD (measurement-while-drilling) product line when it decided to market and support other MWD products resulting in the write-off of property and inventory of $15.0 million. In addition, the Company recorded a $32.4 million charge related to the restructuring and reorganization of certain divisions, primarily Baker Hughes INTEQ. Cash provisions of the charge totalled $16.1 million. The Company spent $11.2 million in 1995, $3.1 million in 1994 and expects to spend the remaining $1.8 million in 1996.

1993

During the first quarter of 1993, the Company recognized an unusual charge of $17.5 million in connection with reaching an agreement with representatives of the class plaintiffs for the settlement of a class action civil antitrust lawsuit concerning the marketing of tricone rock bits. A cash payment of $17.5 million was made in April 1993.

During the second quarter of 1993, the Company, along with Dresser Industries and Parker & Parsley Petroleum Development Incorporated, settled all outstanding litigation among the parties over alleged intentional product delivery or service variance on a number of well stimulation projects. In recognition of settlement, the Company recorded an unusual charge of $24.5 million. A cash payment of $57.5 million was made for the Company's portion in May 1993.

NOTE 4 INDEBTEDNESS

Long-term debt at September 30, 1995 and 1994 consisted of the following:

(In thousands)                                                                                   1995      1994
------------------------------------------------------------------------------------------------------------------
Commercial Paper with an average interest rate of 6.85% at September 30, 1995                  $ 15,000
Revolving Credit Facilities due through 1999 with an average
   interest rate of 8.84% at September 30, 1995                                                  81,961  $ 47,693
Liquid Yield Option Notes ("LYONS") due May 2008 with a yield to maturity of 3.5%
   per annum, net of unamortized discount of $140,505 ($149,329 in 1994)                        244,745   235,921
7.625% Notes due February 1999 with an effective interest rate of 7.73%,
   net of unamortized discount of $938 ($1,198 in 1994)                                         149,062   148,802
4.125% Swiss Franc 200 million Bonds due June 1996 with an effective interest rate of 7.82%     107,896   107,222
8% Notes due May 2004 with an effective interest rate of 8.08%,
   net of unamortized discount of $1,175 ($1,292 in 1994)                                        98,825    98,708
Debentures with an effective interest rate of 8.59%, due January 2000                                      93,000
Other indebtedness with an average interest rate of 6.73% at September 30, 1995                   8,631    14,062
Total debt                                                                                      799,120   652,408
                                                                                               --------  --------
Less current maturities                                                                             768    14,436
                                                                                               --------  --------
Long-term debt                                                                                 $798,352  $637,972
                                                                                               ========  ========

At September 30, 1995, the Company had $667.1 million of credit facilities with commercial banks, of which $402.4 million is committed. The majority of these facilities expire in 1999. The Company's policy is to classify commercial paper and borrowings under revolving credit facilities as long-term debt since the Company has the ability under certain credit agreements, and the intent, to maintain these obligations for longer than one year. These facilities are subject to normal banking terms and conditions and do not materially restrict the Company's activities.

The LYONS are convertible into the Company's common stock at a conversion price of $34.85 per share, calculated as of November 5, 1995 and increases at an annual rate of 3.5%. At the option of the Company, the LYONS may be redeemed for cash at any time on or after May 5, 1998, at a redemption price equal to the issue price plus accrued original issue discount through the date of redemption. At the option of the holder, the LYONS may be redeemed for cash on May 5, 1998, or on May 5, 2003, for a redemption price equal to the issue price plus accrued original issue discount through the date of redemption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            Baker Hughes Incorporated

In May through September 1994, the Company repurchased or defeased all of its outstanding 6% discount debentures for $205.5 million and generated an extraordinary loss of $44.3 million ($.31 per share), net of a tax benefit of $23.9 million. At September 30, 1995, $45.9 million of the debentures have been considered extinguished through defeasance.

In April 1994, the Company issued debenture purchase warrants for $7.0 million that entitled the holders to purchase $93.0 million of the Company's debentures. In October 1994 through January 1995, all warrants were exercised and $93.0 million of debentures were purchased.

Maturities of long-term debt for the next five years are as follows: 1996-$108.7 million; 1997-$4.5 million; 1998-$.1 million; 1999-$190.1 million and 2000-
$149.2 million. At September 30, 1995, the 4.125% Swiss Franc 200.0 million Bonds ("SFrBonds") were classified as long-term as the Company has the intent and the ability to refinance them on a long-term basis through available credit facilities.

NOTE 5 FINANCIAL INSTRUMENTS

At September 30, 1995, the Company had $306.5 million aggregate notional amount interest rate swap agreements outstanding maturing in 1998 and 2000. These swaps effectively exchange a weighted average fixed interest rate of 5.0% for variable interest rates on the notional amount. The variable interest rate is six-month LIBOR plus 2% and 30-day commercial paper rates minus 1.96% on notional amounts of $93.0 million and $213.5 million, respectively. In the unlikely event that the counterparties fail to meet the terms of an interest rate swap agreement, the Company's exposure is limited to the interest rate differential.

The SFrBonds are hedged through a foreign currency swap agreement and a foreign currency option. These instruments convert the Company's Swiss Franc denominated principal and interest obligations under the SFrBonds into U.S. dollar denominated obligations. In the unlikely event of nonperformance by the counterparty, the Company's credit exposure at September 30, 1995 is represented by the fair value of the contract of $66.2 million.

Except as described below, the estimated fair values of the Company's financial instruments at September 30, 1995 and 1994 approximate their carrying value as reflected in the consolidated statement of financial position. The Company's financial instruments include cash and short-term investments, receivables, investments, payables, debt and interest rate and foreign currency contracts. The fair value of such financial instruments has been estimated based on quoted market prices and the Black-Scholes pricing model.

The estimated fair value of the Company's debt, at September 30, 1995 and 1994 was $886.5 million and $673.6 million, respectively, which differs from the carrying amounts of $801.3 million and $653.3 million, respectively, included in the consolidated statement of financial position. The fair value of the Company's interest rate and currency contracts at September 30, 1995 and 1994, which are designated as hedges to the Company's debt and related interest cost, was $68.7 million and $28.0 million, respectively, which should be considered a reduction to the fair value of the debt mentioned above.

NOTE 6 PREFERRED STOCK

In April 1992, the Company issued four million shares of $3.00 convertible preferred stock ($1 par value per share and $50 liquidation preference per share) to Sonat, Inc. in connection with the Teleco acquisition. The preferred stock was convertible at the option of the holder at any time into the Company's common stock at a conversion price of $32.50 per share.

The preferred stock was redeemable at any time, in whole or in part, at the option of the Company on at least thirty and not more than sixty days notice at $50 per share, plus accrued dividends. Dividends on the preferred stock were cumulative at the rate of $3.00 per share per annum. Such dividends were payable quarterly as declared by the Board of Directors.

In June 1995, the Company repurchased all outstanding shares of its convertible preferred stock for $167.0 million. The fair market value of the preferred stock was $149.4 million on its original date of issuance. The repurchase price in excess of this amount, $17.6 million, is deducted from net income in arriving at net income per share of common stock.

NOTE 7 EMPLOYEE STOCK PLANS

The Company has stock option plans that provide for granting of options for the purchase of common stock to directors, officers and other key employees. These stock options may be granted subject to terms ranging from one to ten years at a price equal to the fair market value of the stock at the date of grant.

Stock option activity for the Company during 1995, 1994 and 1993 was as follows:

Number of Shares (In thousands)                        1995     1994    1993
-----------------------------------------------------------------------------
Stock options outstanding, beginning of year           4,879   2,890   2,726
   Granted (per share):
   1995 $19.13 to $20.50                               1,349
   1994 $20.13 to $21.88                                       2,291
   1993 $23.00                                                         1,001
   Exercised (per share):
   1995 $13.38 to $21.95                                (153)
   1994 $10.25 to $15.38                                         (31)
   1993 $10.25 to $28.50                                                (721)
   Expired                                            (1,060)   (271)   (116)
                                                      ----------------------
Stock options outstanding, end of year (per share:
   $13.38 to $28.50 at September 30, 1995)             5,015   4,879   2,890
                                                      ======================

At September 30, 1995, options were exercisable for 2.2 million shares, and 4.2 million shares were available for future option grants.

The Company has a plan that provides for the sale of convertible debentures to certain officers and key employees. An aggregate of $30.0 million principal amount of debentures may be issued under the plan, which are convertible into shares of common stock after one year. At September 30, 1995, a total of $5.9 million principal amount of debentures are outstanding and convertible into 257,000 shares of common stock at $13.38 to $28.50 per share.

The Company has an Employee Stock Purchase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           Baker Hughes Incorporated

Plan (the "Plan") under which there remain authorized and available for sale to employees, at a discount of 15%, an aggregate of 2,068,000 shares of the Company's common stock. Based on the market price of common stock on the date of grant, the Company estimates that approximately 450,000 shares will be purchased in July 1996. Under the Plan, 414,000, 421,000 and 521,000 shares were issued at $17.96, $17.96 and $19.02 per share during 1995, 1994 and 1993, respectively.

NOTE 8 INCOME TAXES

The geographical sources of income before income taxes, extraordinary loss and cumulative effect of accounting changes for the three years ended September 30, 1995 are as follows:

(In thousands)                                        1995      1994      1993
--------------------------------------------------------------------------------
United States                                       $128,273  $139,940  $ 41,024
Foreign                                               76,827    86,176    59,027
                                                    ----------------------------
 Income before income taxes, extraordinary loss
 and cumulative effect of accounting changes        $205,100  $226,116  $100,051
                                                    ============================

The provision for income taxes for the three years ended September 30, 1995 are as follows:


(In thousands)                                 1995      1994      1993
-------------------------------------------------------------------------
Currently payable:
   United States                             $  3,730  $ 10,875  $  2,552
   Foreign                                     36,604    36,733    19,294
                                             ----------------------------
   Total currently payable                     40,334    47,608    21,846
                                             ----------------------------
Deferred:
   United States                               42,106    46,433    (1,053)
   Foreign                                      2,677       933    20,402
                                             ----------------------------
   Total deferred                              44,783    47,366    19,349
                                             ----------------------------
   Total provision for income taxes          $ 85,117  $ 94,974  $ 41,195
                                             ============================

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rates to income before income taxes, extraordinary loss and cumulative effect of accounting changes for the reasons set forth below:

(In thousands)                                    1995       1994       1993
-------------------------------------------------------------------------------
Statutory income tax                            $ 71,785   $ 79,141   $ 34,818
Incremental effect of foreign operations          24,828     21,591     22,812
Goodwill amortization                              4,155      5,653      6,903
State income taxes - net of U.S. tax benefit         995      2,940      1,701
Operating loss and credit carryforwards          (13,103)   (12,662)   (26,714)
Other-net                                         (3,543)    (1,689)     1,675
                                                ------------------------------
   Provision for income taxes                   $ 85,117   $ 94,974   $ 41,195
                                                ==============================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards. The tax effects of the Company's temporary differences and carryforwards at September 30, 1995 and 1994 are as follows:

(In thousands)                                         1995       1994
------------------------------------------------------------------------
Deferred tax liabilities:
   Property                                          $ 54,500   $ 56,100
   Other assets                                        60,650     33,900
   Excess costs arising from acquisitions              59,800     44,400
   Undistributed earnings of foreign subsidiaries      34,150     29,600
   Other                                               21,600     15,700
                                                     -------------------
   Total                                              230,700    179,700
                                                     -------------------
Deferred tax assets:
   Receivables                                          3,200      4,900
   Inventory                                           66,800     48,600
   Employee benefits                                   47,400     36,750
   Other accrued expenses                              32,500     28,300
   Operating loss carryforwards                        27,000     27,400
   Tax credit carryforwards                            32,100     46,960
   Other                                               11,800      7,750
                                                     -------------------
   Subtotal                                           220,800    200,660
   Valuation allowance                                (15,900)   (28,840)
                                                     -------------------
   Total                                              204,900    171,820
                                                     -------------------
Net deferred tax liability                           $ 25,800   $  7,880
                                                     ===================

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future. The Company has reserved the operating loss carryforwards in certain non-U.S. jurisdictions where its operations have decreased, currently ceased or the Company has withdrawn entirely. At September 30, 1994, the Company had fully reserved the U.S. credit portion of all its foreign tax credit ("FTC") carryforwards based on a recent historical pattern of expiring foreign tax credits and the lack of taxable income in amounts sufficient to utilize the foreign tax credit carryforwards. At September 30, 1995, the Company determined that a valuation allowance was no longer required for the U.S. credit portion of its FTC carryforwards based on the expected utilization of FTC carryforwards in 1995 and expectations that taxable income will be generated during the carryforward period in amounts sufficient to utilize the FTC carryforwards. In addition, changes in the Company's profitability in Latin America resulted in a change in the valuation allowance for certain non-U.S. operating loss carryforwards. These changes in circumstances reduced the valuation allowance by $8.3 million in 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            Baker Hughes Incorporated

Provision has been made for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of foreign subsidiaries of the Company. The Company considers the undistributed earnings of its foreign subsidiaries above the amount already provided to be permanently reinvested. These additional foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend; however, the additional amount of taxes payable is not practicable to estimate.

At September 30, 1995, the Company had approximately $32.1 million of general business, alternative minimum tax and foreign tax credits available to offset future payments of federal income taxes expiring in varying amounts between 1996 and 2008. At September 30, 1995, the Company had approximately $8.4 million of U.S. capital loss carryforwards, which expire in varying amounts between 1998 and 2000.

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

Process Industry: Manufacture and sale of process equipment for separating and treating liquids, solids and slurries for environmental and other process industries. The process industry also includes the results of Tracor Europa, a computer peripherals operation.

Disposed Businesses: The disposed businesses segment information includes the results of significant operations that have been disposed of in prior years.

The Company maintains worldwide manufacturing plants and service locations to serve these industry segments. Intersegment sales and transfers between geographic areas are priced at the estimated fair value of the products or services negotiated between the selling and receiving units. Operating profit is total revenues less costs and expenses (including unusual charges-net) but before deduction of general corporate expenses totalling $35.0 million, $32.8 million and $35.6 million in 1995, 1994 and 1993, respectively. Identifiable assets are those assets that are used by the Company's operations in each industry segment or are identified with the Company's operations in each geographic area. Corporate assets consist principally of cash, assets held for disposal, investments and notes receivable which amount to $253.6 million, $281.3 million and $231.2 million at September 30, 1995, 1994 and 1993, respectively.

Summarized financial information concerning the industry segments and geographic areas in which the Company operated at September 30, 1995, 1994 and 1993 and for each of the years then ended is shown in the following tables:

                                                                        Disposed
(In thousands)                     Oilfield          Process           Businesses       Eliminations       Total
-------------------------------------------------------------------------------------------------------------------
Operations by Industry Segment:
1995
Revenues from unaffiliated
 customers:
   Sales                           $1,481,969        $323,139                                            $1,805,108
   Services and rentals               806,254          26,102                                               832,356
Intersegment sales                          9               7                             $      (16)
                                   --------------------------------------------------------------------------------
Total revenues                      2,288,232         349,248                                    (16)     2,637,464
Operating profit                      269,630          32,334          $  (11,083)                          290,881
Identifiable assets                 2,695,050         211,304               6,923               (318)     2,912,959
Capital expenditures                  132,189           5,142                                  1,545        138,876
Depreciation and amortization         136,311           5,589                                  2,154        144,054
1994
Revenues from unaffiliated
 customers:
   Sales                           $1,366,555        $264,725          $   96,454                        $1,727,734
   Services and rentals               744,086          32,938                                               777,024
Intersegment sales                        297             589               4,678         $   (5,564)
                                   --------------------------------------------------------------------------------
Total revenues                      2,110,938         298,252             101,132             (5,564)     2,504,758
Operating profit                      157,906          21,628              39,116                           218,650
Identifiable assets                 2,504,512         188,265              30,594             (4,939)     2,718,432
Capital expenditures                  100,514           4,188               2,713              1,224        108,639
Depreciation and amortization         141,369           7,260               4,053              1,513        154,195
1993
Revenues from unaffiliated
 customers:
   Sales                           $1,332,407        $278,849          $  334,537                        $1,945,793
   Services and rentals               710,725          29,479              15,700                           755,904
Intersegment sales                        359             522               5,154         $   (6,035)
                                   --------------------------------------------------------------------------------
Total revenues                      2,043,491         308,850             355,391             (6,035)     2,701,697
Operating profit                      178,776          21,820              (6,130)                          194,466
Identifiable assets                 2,461,070         167,891             285,465             (2,330)     2,912,096
Capital expenditures                  106,562           6,059              13,548                732        126,901
Depreciation and amortization         154,304           7,786              15,071              1,457        178,618

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           Baker Hughes Incorporated

                                    Western Hemisphere           Eastern Hemisphere
                                 -----------------------         ------------------
(In thousands)                   United States     Other         Europe       Other       Eliminations     Total
-----------------------------------------------------------------------------------------------------------------
Operations by Geographic Area:
1995
Revenues from unaffiliated
 customers:
   Sales                         $  952,836        $290,317      $  349,374   $  212,581                 $1,805,108
   Services and rentals             260,032         155,650         248,521      168,153                    832,356
Transfers between geographic
 areas                              210,032          28,639          43,534       25,576     $ (307,781)
                                 ----------------------------------------------------------------------------------
Total revenues                    1,422,900         474,606         641,429      406,310       (307,781)  2,637,464
Operating profit                     67,038          77,305          99,914       46,624                    290,881
Identifiable assets               1,901,670         348,850         528,454      319,159       (185,174)  2,912,959
Export sales of U.S. companies                       89,314          10,414      139,111                    238,839
1994
Revenues from unaffiliated
 customers:
   Sales                         $  870,023        $253,834      $  362,994   $  240,883                 $1,727,734
   Services and rentals             308,106         108,282         209,875      150,761                    777,024
Transfers between geographic
 areas                              180,345          23,177          36,588       23,433     $ (263,543)
                                 ----------------------------------------------------------------------------------
Total revenues                    1,358,474         385,293         609,457      415,077       (263,543)  2,504,758
Operating profit                     33,439          59,688          65,077       60,446                    218,650
Identifiable assets               1,631,374         278,109         552,104      411,317       (154,472)  2,718,432
Export sales of U.S. companies                       77,219          14,883      152,478                    244,580
1993
Revenues from unaffiliated
 customers:
   Sales                         $  929,943        $254,678      $  371,346   $  389,826                 $1,945,793
   Services and rentals             281,844          95,325         195,224      183,511                    755,904
Transfers between geographic
 areas                              175,411          23,039          48,252       28,183     $ (274,885)
                                 ----------------------------------------------------------------------------------
Total revenues                    1,387,198         373,042         614,822      601,520       (274,885)  2,701,697
Operating profit                    (20,640)         43,077          65,606      106,423                    194,466
Identifiable assets               1,689,377         298,381         663,132      402,428       (141,222)  2,912,096
Export sales of U.S. companies                       79,236          14,503      197,607                    291,346

NOTE 10 EMPLOYEE BENEFIT PLANS

Postretirement Benefits Other Than Pensions

The Company provides postretirement health care benefits for substantially all U.S. employees. Expense recognized in 1995 and 1994 under SFAS No. 106 was $9.5 million and $8.8 million, respectively. In 1993, the Company recognized $9.5 million as expense for postretirement health care benefits under the cash basis method. The Company's postretirement plans are not funded.

The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of financial position at September 30, 1995 and 1994:


(In thousands)                                                 1995        1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation ("APBO"):
   Retirees                                                 $ (70,885)  $ (83,449)
   Fully eligible active plan participants                     (9,568)     (9,856)
   Other active plan participants                             (17,683)    (19,920)
                                                            ---------------------
    Total                                                     (98,136)   (113,225)
Unrecognized net (gain) loss                                   (8,740)      7,595
                                                            ---------------------
Accrued postretirement benefit cost                         $(106,876)  $(105,630)
                                                           ======================
Net periodic postretirement benefit cost (in thousands):
   Service cost of benefits earned                          $   1,300   $   1,300
   Interest cost on APBO                                        8,200       7,500
                                                           ----------------------
   Net periodic postretirement benefit cost                 $   9,500   $   8,800
                                                           ======================

The assumed health care cost trend rate used in measuring the APBO as of September 30, 1995 was 8.0% for 1996 declining gradually each successive year until it reaches 5% in 2002, after which it remains constant. A 1% increase in the trend rate for health care costs would have increased the APBO by approximately 5% and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost by approximately 5%. The assumed discount rate used in determining the APBO was 7.5%.

Defined Benefit Pension Plans

The Company has several noncontributory defined benefit pension plans covering various domestic and foreign employees. Pension expense for these plans was $1.4 million, $1.4 million and $1.3 million in 1995, 1994 and 1993, respectively. Generally, the Company makes annual contributions to the plans in amounts necessary to meet minimum governmental funding requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           Baker Hughes Incorporated

Net pension expense includes the following components:


(In thousands)                                            1995      1994      1993
-----------------------------------------------------------------------------------
Service cost - benefits earned during the period        $ 1,375   $   954   $ 1,413
Interest cost on projected benefit obligation             2,406     2,329     3,348
Actual return on assets                                  (4,793)   (1,710)   (3,545)
Net amortization and deferral                             2,391      (216)      126
                                                        ---------------------------
   Net pension expense                                  $ 1,379   $ 1,357   $ 1,342
                                                        ===========================

The weighted average assumptions used in the accounting for the defined benefit plans were:

                                                 1995      1994      1993
-------------------------------------------------------------------------
Discount rate                                    7.3%      7.7%      7.3%
Rates of increase in compensation levels         3.0%      3.5%      4.5%
Expected long-term rate of return on assets      8.5%      8.6%      8.8%

The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of financial position at September 30, 1995 and 1994:

                                                                               1995                       1994
#                                                                     Overfunded   Underfunded   Overfunded   Underfunded
(In thousands)                                                           Plans        Plans         Plans        Plans
-------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                            $(21,906)     $ (9,316)    $(15,309)     $(12,922)
                                                                        =================================================
   Accumulated benefit obligation                                       $(22,826)     $ (9,995)    $(15,518)     $(13,848)
                                                                        =================================================
   Projected benefit obligation                                         $(24,050)     $(11,752)    $(16,812)     $(16,185)
Plan assets at fair value                                                 30,828         3,324       22,159         7,387
                                                                        -------------------------------------------------
Projected benefit obligation (in excess of) less than plan assets          6,778        (8,428)       5,347        (8,798)
Unrecognized prior service cost                                              371                        259            98
Unrecognized net (gain) loss                                              (2,922)         (251)      (2,024)          239
Unrecognized net liability at transition                                       7           327          320            97
                                                                        -------------------------------------------------
Prepaid pension cost (pension liability)                                $  4,234      $ (8,352)    $  3,902      $ (8,364)
                                                                        =================================================

Pension plan assets are primarily mortgages, private placements, bonds and common stocks.

Thrift Plan

Virtually all U.S. employees not covered under one of the Company's pension plans are eligible to participate in the Company sponsored Thrift Plan. The Thrift Plan allows eligible employees to elect to contribute from 2% to 15% of their salaries to an investment trust. Employee contributions are matched by the Company at the rate of $1.00 per $1.00 employee contribution for the first 2% and $.50 per $1.00 employee contribution for the next 4% of the employee's salary. In addition, the Company contributes for all eligible employees between 2% and 5% of their salary depending on the employee's age as of January 1 each year with such contributions becoming fully vested to the employee after five years of employment. The Company's contribution to the Thrift Plan and other defined contribution plans amounted to $27.5 million, $26.3 million and $23.6 million in 1995, 1994 and 1993, respectively.

Postemployment Benefits

The Company provides certain postemployment benefits to substantially all domestic former or inactive employees following employment but before retirement. Net postemployment expense in 1995 under SFAS No. 112 was $2.8 million, which consisted of service and interest cost of $1.0 million and $1.8 million, respectively. Expense in 1994 and 1993 was $2.0 million and $2.2 million, respectively. Certain disability income benefits are provided through a qualified plan which is funded by contributions from the Company and employees. The primary asset of the plan is a guaranteed insurance contract with an insurance company. At September 30, 1995, the disability income obligation was $10.2 million assuming a discount rate of 7% and the guaranteed insurance contract had a contract value of $18.6 million. Certain additional benefits, primarily the continuation of medical benefits while on disability, are provided through a nonqualified, unfunded plan. At September 30, 1995, the plan has an accumulated benefit obligation of $27.8 million assuming a discount rate of 7%.

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

Supplemental consolidated statement of operations information is as follows:


(In thousands)                                                                     1995      1994    1993
-----------------------------------------------------------------------------------------------------------
Operating leases (generally transportation equipment and warehouse facilities)    $32,952  $30,089  $36,500
Research and development                                                           37,423   37,393   41,067
Income taxes paid                                                                  49,672   39,397   43,112
Interest paid                                                                      45,206   55,488   65,673

At September 30, 1995, the Company had long-term operating leases covering certain facilities and equipment on which minimum annual rental commitments for each of the five years in the period ending September 30, 2000 are $28.7 million, $19.3 million, $12.2 million, $8.1 million and $7.0 million, respectively, and $46.6 million in the aggregate thereafter. The Company has not entered into any significant capital leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            Baker Hughes Incorporated

NOTE 12 LITIGATION

Glyn Snell

In August 1994, the Company made a payment of $7.5 million to settle a class action suit on behalf of Glyn Snell and other royalty interest owners implicating Dresser Industries, BJ Services Company USA, Inc., the Company and affiliates in damages to the same wells included in the Parker & Parsley litigation.

TRW Inc.

In January 1994, the Company paid $10.4 million to TRW Inc. ("TRW") to satisfy a judgment TRW had obtained in connection with a damage suit filed against the Company and affiliates in connection with the sale of certain disc and decanter machines by the affiliates prior to the Company's acquisition of the affiliates in 1989.

Other

See Note 3 for additional litigation matters that have been resolved. The Company is sometimes named as a defendant in litigation relating to the products and services it provides. The Company insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will in every case fully indemnify the Company against liabilities arising out of pending and future legal proceedings relating to its ordinary business activities.

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

At September 30, 1995 and 1994, the Company had accrued approximately $13.3 million and $18.8 million, respectively, for remediation costs, including the Superfund sites referred to above. The measurement of the accruals for remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the difficulty in estimating the extent and remedy of agreements may be available to the Company to mitigate the remediation costs, such amounts have not been considered in measuring the remediation accrual. The Company believes that the likelihood of material losses in excess of those amounts recorded is remote.

NOTE 14  QUARTERLY DATA (UNAUDITED):

Summarized quarterly financial data for the years ended September 30, 1995 and 1994 are shown in the table below:


(In thousands of dollars,       First                Second                Third               Fourth           Fiscal Year
except per share amounts)       Quarter              Quarter               Quarter             Quarter             Total
--------------------------------------------------------------------------------------------------------------------------
Fiscal Year 1995:  *
Revenues                        $  606,917           $  652,609            $  668,404          $  709,534       $2,637,464
Gross Profit  **                   105,006              124,304               124,495             134,871          488,676
Income before cumulative
 effect
   of accounting change             24,231               28,000                32,242              35,510          119,983
Net income                           9,633               28,000                32,242              35,510          105,385
Per share of common stock:
   Income before
    cumulative effect
   of accounting change                .15                  .18                   .09                 .25              .67
   Net income                          .05                  .18                   .09                 .25              .57
Dividends per share                   .115                 .115                  .115                .115              .46
Fiscal Year 1994:  *
Revenues                        $  624,562           $  650,016            $  590,532          $  639,648       $2,504,758
Gross Profit  **                   104,882              114,747               100,293             102,091          422,013
Income before
 extraordinary loss and
   cumulative effect of
    accounting changes              16,879               23,288                34,439              56,536          131,142
Net income (loss)                  (27,286)              23,288                22,651              24,004           42,657
Per share of common stock:
   Income before
    extraordinary loss and
   cumulative effect of
    accounting changes                 .10                  .14                   .22                 .39              .85
   Net income (loss)                  (.22)                 .14                   .14                 .16              .22
Dividends per share                   .115                 .115                  .115                .115              .46

* See Notes 1, 2, 3 and 4 for information regarding accounting changes and earnings per share calculation, dispositions, unusual charges-net and the extraordinary loss, respectively.
** Represents revenues less (i) cost of sales, (ii) cost of services and rentals, (iii) research and engineering expense and (iv) marketing and field service expense.

Stock Prices by Quarter

30


25
     $24 3/4                                                                                 $23 3/4        $23 3/8
                   $22 1/8        $22            $22 1/8                                     $19 7/8        $20
20   $18 7/8                                     $18 3/8          $20 7/8      $20 3/4
                   $17            $17 1/4                         $17          $16 3/4

15


10
     1st Quarter   2nd Quarter   3rd Quarter   4th Quarter      1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
   ---------------------------------------------------------  ---------------------------------------------------------
                              1994                                                       1995

FIVE YEAR SUMMARY OF FINANCIAL INFORMATION            Baker Hughes Incorporated

(In thousands, except per share amounts)     1995               1994                1993                1992                1991
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues                            $2,637,464         $2,504,758          $2,701,697          $2,538,515          $2,828,357
                                          -----------------------------------------------------------------------------------------
Costs and expenses:
   Costs and expenses applicable
    to revenues                            2,148,788          2,082,745           2,262,545           2,132,928           2,283,064
   General and administrative                232,787            214,788             238,238             232,407             249,833
   Unusual charges - net                                         31,829              42,000              79,190              62,946
   Operating income of business sold                            (10,488)
                                          -----------------------------------------------------------------------------------------
   Total                                   2,381,575          2,318,874           2,542,783           2,444,525           2,595,843
                                          -----------------------------------------------------------------------------------------
Operating income                             255,889            185,884             158,914              93,990             232,514
Gain on sale of Pumpsystems                                     101,000
Gain on sale of subsidiary stock                                                                                             56,103
Interest expense                             (55,595)           (63,835)            (64,703)            (68,112)            (83,561)
Interest income                                4,806              3,067               5,840               6,078               7,295
                                          -----------------------------------------------------------------------------------------
Income before income taxes,
   extraordinary loss and cumulative
   effect of accounting changes              205,100            226,116             100,051              31,956             212,351
Income taxes                                 (85,117)           (94,974)            (41,195)            (26,925)            (38,893)
                                          -----------------------------------------------------------------------------------------
Income before extraordinary loss and
  cumulative effect of accounting
  changes                                    119,983            131,142              58,856               5,031             173,458
Extraordinary loss                                              (44,320)
Cumulative effect of accounting changes      (14,598)           (44,165)
                                          -----------------------------------------------------------------------------------------
Net income                                $  105,385         $   42,657          $   58,856          $    5,031          $  173,458
                                          =========================================================================================
Per share of common stock:
   Income before extraordinary loss and
    cumulative effect of accounting
    changes                               $      .67         $      .85          $      .34          $      .00          $     1.26
   Net income                                    .57                .22                 .34                 .00                1.26
   Dividends                                     .46                .46                 .46                 .46                 .46
Financial Position:
Cash and cash equivalents                 $    6,817         $   69,179          $    6,992          $    6,692          $   51,709
Working capital                              984,684            855,421             920,969             715,472             652,404
Total assets                               3,166,591          2,999,682           3,143,340           3,212,938           2,905,602
Long-term debt                               798,352            637,972             935,846             812,465             545,242
Stockholders' equity                       1,513,606          1,638,472           1,610,648           1,645,522           1,545,361

See Note 1 of Notes to Consolidated Financial Statements for a discussion of the adoption of new accounting standards in 1995 and 1994. In addition to the dispositions discussed in Note 2 of Notes to Consolidated Financial Statements, the Company acquired Teleco Oilfield Services Inc. in 1992 and ChemLink Group, Inc. in 1991. The Company also sold Baker Hughes Tubular Services ("BHTS") in 1992 and the TOTCO division of Exlog, Inc. and the remaining 29% of BJ Services Company in 1991. See Note 3 of Notes to Consolidated Financial Statements for a description of the unusual charges-net in 1994 and 1993. The unusual charges-net in 1992 consisted primarily of restructurings in Oilfield Operations and litigation claims offset by the gain on the disposition of BHTS. The unusual charges-net in 1991 consisted primarily of the restructuring of Hughes Christensen Company and litigation and insurance claims offset by the gain on the disposition of TOTCO. See Note 4 of Notes to Consolidated Financial Statements for a description of the extraordinary loss in 1994.

48