Form 10-K405, Exhibit 13
period 1996-09-30
BAKER HUGHES INC
filed 1996-12-10
CIK 808362

                                                                    EXHIBIT 13.1

Baker Hughes Incorporated
CONDENSED COMPARATIVE CONSOLIDATED FINANCIAL INFORMATION
(In thousands, except per share amounts)

                                                 1996             1995             1994             1993             1992
----------------------------------------------------------------------------------------------------------------------------
Total revenues                                $3,027,730       $2,637,464       $2,504,758       $2,701,697       $2,538,515
----------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
  Costs and expenses applicable to
   revenues                                    2,451,994        2,148,788        2,082,745        2,262,545        2,132,928
  General and administrative                     229,446          232,787          214,788          238,238          232,407
  Unusual charge - net                            39,611                            31,829           42,000           79,190
  Operating income of business sold                                                (10,488)
----------------------------------------------------------------------------------------------------------------------------
    Total                                      2,721,051        2,381,575        2,318,874        2,542,783        2,444,525
----------------------------------------------------------------------------------------------------------------------------
Operating income                                 306,679          255,889          185,884          158,914           93,990
Interest expense                                 (55,528)         (55,595)         (63,835)         (64,703)         (68,112)
Interest income                                    3,421            4,806            3,067            5,840            6,078
Gain on sale of Varco stock                       44,295
Gain on sale of Pumpsystems                                                        101,000
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes,
 extraordinary loss and cumulative
 effect of accounting changes                    298,867          205,100          226,116          100,051           31,956
Income taxes                                    (122,517)         (85,117)         (94,974)         (41,195)         (26,925)
----------------------------------------------------------------------------------------------------------------------------
Income before extraordinary loss and
 cumulative effect of accounting changes         176,350          119,983          131,142           58,856            5,031
Extraordinary loss                                                                 (44,320)
Cumulative effect of accounting changes                           (14,598)         (44,165)
----------------------------------------------------------------------------------------------------------------------------
Net income                                    $  176,350       $  105,385       $   42,657       $   58,856       $    5,031
============================================================================================================================
Per share of common stock:
  Income before extraordinary loss and
   cumulative effect of accounting
   changes                                    $     1.23       $      .67       $      .85       $      .34       $      .00
  Net income                                        1.23              .57              .22              .34              .00
  Dividends                                          .46              .46              .46              .46              .46

Financial position:
  Cash and cash equivalents                   $    7,714       $    6,817       $   69,179       $    6,992       $    6,692
  Working capital                              1,081,073          984,684          855,421          920,969          715,472
  Total assets                                 3,297,390        3,166,591        2,999,682        3,143,340        3,212,938
  Long-term debt                                 673,588          798,352          637,972          935,846          812,465
  Stockholders' equity                         1,689,209        1,513,606        1,638,472        1,610,648        1,645,522

See Note 1 of Notes to Consolidated Financial Statements for a discussion of the adoption of new accounting standards in 1995 and 1994. In addition to the acquisitions and dispositions discussed in Note 2 of Notes to Consolidated Financial Statements, the Company acquired Teleco Oilfield Services Inc. in 1992. The Company sold Baker Hughes Tubular Services ("BHTS") in 1992. See
Note 3 of Notes to Consolidated Financial Statements for a description of the unusual charge-net in 1996 and 1994. The unusual charge-net in 1993 consisted primarily of litigation settlements. The unusual charge-net in 1992 consisted primarily of restructurings in Oilfield Operations and litigation claims offset by the gain on the disposition of BHTS. See Note 4 of Notes to Consolidated Financial Statements for a description of the extraordinary loss in 1994.

Baker Hughes Incorporated
MANAGEMENT REPORT OF FINANCIAL RESPONSIBILITIES

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

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system includes written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operational reviews by a professional staff of corporate auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. Management believes that, as of September 30, 1996, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

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

[SIGNATURE OF              [SIGNATURE OF                        [SIGNATURE OF
 MAX L. LUKENS              ERIC L. MATTSON                      JAMES E. BRAUN
 APPEARS HERE]              APPEARS HERE]                        APPEARS HERE]

Max L. Lukens          Eric L. Mattson                          James E. Braun
President and Chief    Senior Vice President and Chief          Controller
Executive Officer      Financial Officer

Baker Hughes Incorporated
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements for the years ended September 30, 1996, 1995 and 1994 and the related Notes to Consolidated Financial Statements.

BUSINESS ENVIRONMENT

Baker Hughes provides products and services to the worldwide oilfield services and continuous process industries. Oilfield services generate approximately 87% of the Company's consolidated revenues.

Baker Hughes Oilfield Operations consist of six divisions that provide products, services and solutions used in the drilling, completion, production and maintenance of oil and gas wells. The business environment for oilfield operations and its corresponding operating results are affected significantly by petroleum industry exploration and production expenditures. These expenditures are influenced strongly by oil company expectations about energy prices and the supply and demand for crude oil and natural gas. Petroleum supply and pricing, in turn, are influenced by numerous factors. These include, but are not limited to, world economic conditions, weather, the legislative environment in the United States and other countries, OPEC policy and conflict in the Middle East and other major petroleum producing regions.

Baker Hughes Process Equipment Company ("BHPEC") has three divisions that serve a broad range of process industries around the world. BHPEC's technology separates solids from liquids and liquids from liquids through filtration, sedimentation, centrifugation and flotation processes. The business environment for BHPEC is affected significantly by worldwide economic conditions and the economic health of the specific markets where it participates.

OPERATING ENVIRONMENT
FOR OILFIELD OPERATIONS

Two key trends are altering the oilfield service market place: the impact of technology and the growth in outsourcing and partnering. Advances in the design and application of the Company's products and services allow oil and gas operators to drill and complete wells at a lower overall cost. At the same time, this technology helps accelerate hydrocarbon production and enhance reserve recovery.

Similarly, oil companies have increased their levels of outsourcing to and partnering with service companies because this approach has proven to be effective in lowering finding and development costs. The Company continues to expand and develop its involvement in project management. Baker Hughes works closely with client companies in project planning, and in the engineering and integration of several products and services into solutions that meet client objectives.

Worldwide crude oil demand, crude oil and natural gas prices and the Baker Hughes rotary rig count are summarized in the tables below as annual averages followed by the Company's outlook. While reading the Company's outlook set forth below, caution is advised that the factors described above in "Business Environment" could negatively impact the Company's expectations for oil demand, oil and gas prices and drilling activity.

WORLDWIDE OIL DEMAND

Fiscal Year (In millions)       1996    1995    1994
----------------------------------------------------
OECD Oil Demand                 40.9    40.2    39.9
Non-OECD Oil Demand             30.4    29.6    28.7
----------------------------------------------------
Worldwide
  Oil Demand (Bbls/day)         71.3    69.8    68.6
====================================================

OECD - Organization for Economic Cooperation and Development (developed countries)

Baker Hughes Incorporated
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

According to the International Energy Agency, the demand for crude oil is expected to grow 1.4 million to 2.0 million barrels per day per year through the end of the century. Three-quarters of the incremental demand are expected to be driven by relatively low energy prices, low but increasing energy consumption per capita, population growth and economic growth in non-OECD countries, particularly in Asia and Latin America.

OIL AND GAS PRICES

Fiscal Year                              1996    1995    1994
-------------------------------------------------------------
WTI ($/bbl)                             20.51   18.29   16.87
U.S. Spot Natural Gas ($/mcf)            2.21    1.42    1.88

The Company expects crude oil to trade between $18 and $22 per barrel in 1997 while remaining susceptible to short-term price fluctuations as the growth in worldwide demand is met by increased production by non-OPEC producing countries. U.S. natural gas prices are expected to moderate in 1996 with the return of "normal" weather and limited pipeline de-bottlenecking. Natural gas prices are expected to average above $2/mcf. The Company believes that natural gas prices at or above $2/mcf will sustain the current natural gas exploration and development drilling activity.

ROTARY RIG COUNT

Fiscal Year                              1996    1995    1994
-------------------------------------------------------------
U.S. - Land                               652     638     684
U.S. - Offshore                           107     100     101
Canada                                    247     247     245
-------------------------------------------------------------
  North America                         1,006     985   1,030
-------------------------------------------------------------
Latin America                             279     266     223
North Sea                                  53      42      42
Other Europe                               69      66      67
Africa                                     76      65      66
Middle East                               138     123     135
Asia Pacific                              173     186     214
-------------------------------------------------------------
  International                           788     748     747
-------------------------------------------------------------
Worldwide                               1,794   1,733   1,777
-------------------------------------------------------------
U.S. Workover                           1,306   1,298   1,336


NORTH AMERICA The company anticipates a moderate increase in U.S. drilling activity. Offshore activity will remain strong; however, the worldwide shortage of offshore drilling rigs will limit future growth. Canadian activity is expected to increase from 1996 levels.

INTERNATIONAL The Company is optimistic that most international areas will post an increasing rig count in 1997. The Company is forecasting increases in Latin America, the North Sea and West Africa while activity in the Middle East and Asia Pacific is forecasted to be flat.

RESULTS OF OPERATIONS

REVENUES

Consolidated revenues for 1996 increased $390.3 million, or 14.8%, from 1995 lead by Baker Hughes Oilfield Operations where most all regions of the world reported an increase. Activity was particularly strong in several key oilfield regions of the world including the North Sea, Gulf of Mexico and Nigeria where revenues were up $93.4 million, $56.8 million and $30.1 million, respectively. These areas provide the Company with higher margins because of the more difficult and complex drilling conditions that require the premium products and services offered by the Company. In addition, operators in these areas apply many of the Company's leading technologies including horizontal drilling techniques and multilateral completions. Strong drilling activity drove a $35.5 million increase in Venezuelan revenues. The strong performance in these and other areas was offset by a decrease of revenues in the former Soviet Union ("FSU"). Revenues in the FSU declined $10.9 million to $42.4 million as the lack of financing slowed activity in this region.

In 1996, Baker Hughes Process Equipment Company reported a revenue increase of $38.6 million, or 11.1% from 1995. The growth in the minerals processing and pulp and paper industry slowed from the prior year. In addition, two 1996 acquisitions account for $21.5 million of the increase.

Consolidated revenues for 1995 increased $132.8 million, or 5.3%, from 1994. Adjusting for the disposition of EnviroTech Pumpsystems ("Pumpsystems") in 1994, consolidated revenues increased 9.5%, or $229.3 million.

Baker Hughes Oilfield Operations accounted for $177.6 million of the increase. Latin America saw a revenue increase of $94.3 million as the national oil companies of Venezuela and Argentina increased their drilling programs. Acceptance and growth of horizontal drilling technology in Oman and the Gulf of Mexico resulted in revenue growth of $11.7 million and $33.5 million, respectively. Revenues in the FSU declined $21.3 million to $53.3 million as the lack of financing had a significant effect on activity in this region.

In 1995, Baker Hughes Process Equipment Company reported a revenue increase of $51.0 million, or 17.1% from 1994. The minerals processing industry, specifically copper, and the pulp and paper industry experienced significant growth during 1995 benefiting Baker Hughes Process Equipment Company.

OPERATING INCOME

(In millions)                   1996       1995       1994
------------------------------------------------------------
Consolidated
  Operating Income             $306.7     $255.9     $185.9
Plus Unusual Charge-net          39.6                  31.8
Less Operating
  Income of Pumpsystems                               (17.9)
------------------------------------------------------------
Operating Income from
 Ongoing Operations            $346.3     $255.9     $199.8
============================================================

Consolidated operating income in 1996 increased 19.8% from 1995 levels and in 1995 increased 37.7% from 1994 levels. Operating income from ongoing operations increased 35.3% in 1996 and 28.1% in 1995.

COST AND EXPENSES

Operating expenses, excluding unusual charges, typically fluctuate within a narrow band as a percentage of consolidated revenues as the Company manages these expenses both in absolute terms and as a function of revenues.

The increase in 1996 of cost of sales and cost of services and rentals is in line with the increase in the related revenue. Research and engineering and marketing and field service expenses also increased due to higher revenues although, as a percent of revenue, they decreased slightly because these costs tend to be more fixed in nature. In total, as a percent of consolidated revenues, costs and expenses applicable to revenues decreased from 81.5% in 1995 to 81.0% in 1996.

For 1995, the total of cost of sales, cost of services and rentals, research and engineering and marketing and field service expenses as a percentage of total revenue decreased from 83.2% in 1994 to 81.5% in 1995 reflecting, in part, the realization of cost reductions from the Company's ongoing quality programs. Research and engineering decreased for the year due primarily to the reorganization of the research function at two divisions in Oilfield Operations and the disposition of Pumpsystems in 1994. The reorganizations consisted of reductions in headcount as well as a change in focus to product related engineering where costs are now included in cost of sales and marketing and field service expense.

General and administrative expense, which is less sensitive to changes in revenue, decreased $3.0 million, or 1.5% in 1996. The decrease is due primarily to the non-recurrence of the 1995 items discussed below, offset by foreign currency translation losses of $10.5 million related to the devaluation of the Venezuelan bolivar recognized in 1996. The increase in 1995 from 1994 is due to the resolution

Baker Hughes Incorporated
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

of certain legal matters during 1995, the accrual for other claims and the writedown of certain foreign properties held for disposal to their estimated net realizable value. Amortization of goodwill and intangibles has remained relatively flat in all three years as no significant acquisitions or dispositions have been made in recent years.

UNUSUAL CHARGE-NET

1996: During the third quarter of 1996, the Company recorded an unusual charge of $39.6 million. The charge consisted primarily of the write-off of $8.5 million of Baker Hughes Oilfield Operations patents that no longer protected commercially significant technology, a $5.0 million impairment of a Latin America joint venture due to changing market conditions in the region in which it operates and restructuring charges totaling $24.1 million. The restructuring charges include the downsizing of Baker Hughes INTEQ's Singapore and Paris operations, a reorganization of Baker Hughes Process Equipment Company's Italian operations and the consolidation of certain Baker Oil Tools manufacturing operations.

Noncash provisions of the charge totaled $25.3 million and consist primarily of the write-down of assets to net realizable value. The remaining $14.3 million of the charge represents future cash expenditures related to severance under existing benefit arrangements, the relocation of people and equipment and abandoned leases. The Company spent $4.2 million of the cash during 1996 and expects to spend substantially all of the remaining $10.1 million by the end of 1997. Such expenditures relate to specific plans and clearly defined actions and will be funded from operations and available credit facilities. The actions taken are expected to favorably impact future operating results and liquidity as the reduction of headcount and the downsizing of operations will reduce future operating costs without significantly impacting the pricing of the products and services and market share. Annual cost savings are expected to be between $7.0 million and $9.0 million.

1994: During the fourth quarter of 1994, the Company recorded a $32.4 million unusual charge related to the restructuring and reorganization of certain divisions, primarily Baker Hughes INTEQ, as part of a continuing effort to maintain a cost structure appropriate for current and future market conditions. Noncash provisions of the charge totaled $16.3 million and consist primarily of the write-down of excess facilities and operating assets to net realizable value. The remaining $16.1 million of the charge represents cash expenditures related to severance under existing benefit arrangements, the relocation of people, equipment and inventory and abandoned leases. The Company spent $1.8 million in 1996, $11.2 million in 1995 and $3.1 million in 1994.

In addition, an MWD (measurement-while-drilling) product line was discontinued when it was decided to market and support other MWD products resulting in the write-off of property and inventory of $15.0 million. Offsetting these charges was an unusual gain of $19.3 million related to the May 1994 cash settlement of a suit against certain insurance carriers in the Parker & Parsley litigation.

INTEREST EXPENSE

Interest expense in 1996 remained comparable to 1995 as slightly higher average debt balances were offset by a slightly lower weighted average interest rate. Interest expense decreased $8.2 million in 1995 compared to 1994. The decrease in 1995 is attributable to the repurchase or defeasance of all the outstanding 6% discount debentures in the last half of 1994.

INTEREST INCOME

Interest income decreased $1.4 million in 1996. The decrease was due to lower levels of short-term investments during the year. Interest income increased $1.7 million in 1995 due to an increase in the average short-term investments during the year.

GAIN ON SALE OF VARCO STOCK

In May 1996, the Company sold 6.3 million shares of Varco International,
Inc. ("Varco") common stock, representing its entire investment in Varco. The Company received net proceeds of $95.5 million and recognized a pretax gain of $44.3 million. The Company's investment in Varco was accounted for using the equity method. Equity income included in the Consolidated Statements of Operations for 1996, 1995 and 1994 was $1.8 million, $3.2 million and $2.1 million, respectively.

INCOME TAXES

The effective income tax rate for 1996 was 41.0% as compared to 41.5% in 1995 and 42.0% in 1994. The effective rates differ from the federal statutory rate due primarily to taxes on foreign operations and nondeductible goodwill amortization. The decrease in the rate over the three year period is due to the fixed nature of the nondeductible goodwill amortization and a change in the mix of foreign earnings.

EXTRAORDINARY LOSS

During 1994, the Company recorded an extraordinary loss of $44.3 million, net of a tax benefit of $23.9 million, in connection with the repurchase or defeasance of $225.0 million face amount of its outstanding 6% debentures due March 2002.

NET INCOME PER SHARE OF COMMON STOCK

In June 1995, the Company repurchased all outstanding shares of its convertible preferred stock for $167.0 million. The fair market value of the preferred stock was $149.4 million on its date of issuance. The repurchase price in excess of this amount, $17.6 million, is deducted from net income in arriving at net income per share of common stock. In addition, net income is adjusted for dividends on preferred stock of $8.0 million in 1995 and $12.0 million in 1994.

CAPITAL RESOURCES AND LIQUIDITY

FINANCING ACTIVITIES

Net cash outflows from financing activities were $152.2 million in 1996 compared to $95.5 million and $429.8 million in 1995 and 1994, respectively.

Total debt outstanding at September 30, 1996 was $675.4 million, compared to $801.3 million at September 30, 1995 and $653.3 million at September 30, 1994. The debt to equity ratio was .400 at September 30, 1996, compared to .529 at September 30, 1995 and .399 at September 30, 1994.

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

Baker Hughes Incorporated
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

In June 1995, the Company repurchased all outstanding shares of its convertible preferred stock for $167.0 million. Existing cash on hand and borrowings from commercial paper and revolving credit facilities funded the repurchase. Cash dividends decreased over the three year period due to the repurchase.

In 1996, the Company used $108.4 million of cash to repay the 4.125% Swiss Franc Bonds that matured. The proceeds from the sale of Varco common stock funded the retirement. In addition, the price of the Company's common stock increased significantly during 1996 resulting in $43.7 million of capital raised through employee stock plans.

At September 30, 1996, the Company had $590.7 million of credit facilities with commercial banks, of which $300.0 million is committed. These facilities are subject to normal banking terms and conditions and do not materially restrict the Company's activities.

During 1996, the U.S. dollar strengthened slightly against most currencies in which the Company has a significant net asset position. During 1995, the U.S. dollar was relatively flat against most European currencies where the Company has a significant net asset position. However, the Company was impacted by the devaluation of the Mexican peso resulting in an increase of $4.8 million in the cumulative foreign currency translation adjustment account.

INVESTING ACTIVITIES

Net cash outflows from investing activities were $40.9 million in 1996 compared to cash outflows of $94.1 million in 1995 and cash inflows of $258.4 million in 1994.

Proceeds from the disposal of assets and noncore businesses generated $78.5 million in 1996, $44.8 million in 1995 and $367.1 million in 1994. Property additions increased in 1996 to $182.2 million from $138.9 million in 1995. In 1994, property additions were $108.6 million. The increase in 1996 and 1995 is in line with the Company's objective of replacing capital to increase productivity and ensure that the necessary capacity is available to meet market demand.

The majority of the capital expenditures have been in Oilfield Operations where the largest single item is the expenditure for rental tools and equipment to supplement the rental fleet. Funds provided from operations and outstanding lines of credit are expected to be more than adequate to meet future capital expenditure requirements. The Company expects 1997 capital expenditures to be in excess of $200.0 million.

OPERATING ACTIVITIES

Net cash inflows from operating activities were $194.7 million, $127.3 million and $230.8 million in 1996, 1995 and 1994, respectively.

The increase of $67.4 million in 1996 was due to an increase in net income adjusted for noncash items and a decrease in the growth of working capital from the prior year due primarily to the settlement of liabilities in 1995 as explained below. The decrease of $103.5 million in 1995 was due primarily to the build up of working capital in Oilfield Operations to support increased activity, in particular, the significant increase in Latin America and emerging markets, and the reduction in liabilities resulting from cash payments for costs associated with the disposition of Pumpsystems and the restructuring accruals recorded in the fourth quarter of 1994. These uses of cash were offset by an increase in net income adjusted for noncash items.

ACCOUNTING STANDARDS

POSTEMPLOYMENT BENEFITS

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," effective October 1, 1994. The Company recognized a charge to income of $14.6 million, net of a $7.9 million tax benefit, in the first quarter of 1995. Expense under SFAS No. 112 for 1995 was not significantly different from the prior method of cash basis accounting.

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

IMPAIRMENT OF LONG-LIVED ASSETS

In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS
No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which was effective for the Company on October 1, 1996. The statement sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill, and how to measure such an impairment. The methodology set forth in SFAS No. 121 is not significantly different from the Company's current policy and, therefore, the adoption of SFAS No. 121, as it relates to impairment of long-lived assets used in operations, does not have a significant impact on the consolidated financial statements. SFAS No. 121 also addresses the accounting for long-lived assets to be disposed of and requires these assets to be carried at the lower of cost or fair market value, rather than the lower of cost or net realizable value, the Company's current accounting policy. The impact of this aspect of SFAS No. 121 on the consolidated financial statements will be a charge to income of $12.1 million, net of a tax benefit of $5.9 million, which will be recorded in the first quarter of 1997 as the cumulative effect of a change in accounting.

STOCK BASED COMPENSATION

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which was effective for the Company on October 1, 1996. SFAS No. 123 permits, but does not require, a fair value based method of accounting for employee stock option plans which results in compensation expense being recognized in the results of operations when stock options are granted. The Company will continue the use of its current intrinsic value based method of accounting for such plans where no compensation expense is recognized. However, as required by SFAS No. 123, the Company will provide pro forma disclosure of net income and earnings per share in the notes to the 1997 consolidated financial statements as if the fair value based method of accounting had been applied.

Baker Hughes Incorporated
INDEPENDENT AUDITORS' REPORT

STOCKHOLDERS OF BAKER HUGHES INCORPORATED:

We have audited the consolidated statements of financial position of Baker Hughes Incorporated and its subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and its subsidiaries at September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company changed its method of accounting for postemployment benefits effective October 1, 1994 to conform with Statement of Financial Accounting Standards No. 112.


/s/ Deloitte & Touche LLP

November 13, 1996
Houston, Texas

Baker Hughes Incorporated
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

Years ended September 30,                                               1996          1995          1994
------------------------------------------------------------------------------------------------------------
REVENUES:
        Sales                                                        $2,046,850     $1,805,108    $1,727,734
        Services and rentals                                            980,880        832,356       777,024
------------------------------------------------------------------------------------------------------------
              Total                                                   3,027,730      2,637,464     2,504,758
------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
        Costs of sales                                                1,186,843      1,045,672     1,015,458
        Cost of services and rentals                                    496,026        418,342       389,605
        Research and engineering                                         87,033         83,546        91,011
        Marketing and field service                                     682,092        601,228       586,671
        General and administrative                                      199,894        202,903       184,013
        Amortization of goodwill and other intangibles                   29,552         29,884        30,775
        Unusual charge - net                                             39,611                       31,829
        Operating income of business sold                                                            (10,488)
------------------------------------------------------------------------------------------------------------
              Total                                                   2,721,051      2,381,575     2,318,874
------------------------------------------------------------------------------------------------------------
Operating income                                                        306,679        255,889       185,884
Interest expense                                                        (55,528)       (55,595)      (63,835)
Interest income                                                           3,421          4,806         3,067
Gain on sale of Varco stock                                              44,295
Gain on sale of Pumpsystems                                                                          101,000
------------------------------------------------------------------------------------------------------------
        Income before income taxes, extraordinary loss
          and cumulative effect of accounting changes                   298,867        205,100       226,116
Income taxes                                                           (122,517)       (85,117)      (94,974)
------------------------------------------------------------------------------------------------------------
Income before extraordinary loss and cumulative
  effect of accounting changes                                          176,350        119,983       131,142
------------------------------------------------------------------------------------------------------------
Extraordinary loss (net of $23,865 income tax benefit)                                               (44,320)
Cumulative effect of accounting changes:
        Income taxes                                                                                  25,455
        Postretirement benefits other than pensions
          (net of $37,488 income tax benefit)                                                        (69,620)
        Postemployment benefits (net of $7,861 income tax benefit)                     (14,598)
------------------------------------------------------------------------------------------------------------
Accounting changes - net                                                               (14,598)      (44,165)
------------------------------------------------------------------------------------------------------------
Net income                                                           $  176,350     $  105,385    $   42,657
============================================================================================================

PER SHARE OF COMMON STOCK:

        Income before extraordinary loss and cumulative
          effect of accounting changes                               $     1.23     $      .67    $      .85
        Extraordinary loss                                                                              (.31)
        Cumulative effect of accounting changes                                           (.10)         (.32)
------------------------------------------------------------------------------------------------------------
        Net income                                                   $     1.23     $      .57    $      .22
============================================================================================================

See Notes to Consolidated Financial Statements

Baker Hughes Incorporated
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands, except share amounts)

September 30,                                           1996          1995
-----------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                           $    7,714     $    6,817
------------------------------------------------------------------------------
Receivables-less allowance for doubtful accounts:
 1996, $22,866; 1995, $24,809                          793,801        709,588
------------------------------------------------------------------------------
Inventories:
  Finished goods                                       665,715        595,417
  Work in process                                       70,609         61,622
  Raw materials                                         65,870         70,743
------------------------------------------------------------------------------
    Total inventories                                  802,194        727,782
------------------------------------------------------------------------------
Deferred income taxes                                   78,680         92,550
------------------------------------------------------------------------------
Other current assets                                    34,004         28,078
------------------------------------------------------------------------------
    Total current assets                             1,716,393      1,564,815
------------------------------------------------------------------------------

PROPERTY:
  Land                                                  27,277         35,393
  Buildings                                            290,735        314,184
  Machinery and equipment                              577,159        607,061
  Rental tools and equipment                           621,158        570,279
------------------------------------------------------------------------------
    Total property                                   1,516,329      1,526,917
  Accumulated depreciation                            (917,379)      (951,858)
------------------------------------------------------------------------------
    Property-net                                       598,950        575,059
------------------------------------------------------------------------------

OTHER ASSETS:
  Investments                                           68,992         92,474
  Property held for disposal                            57,666         58,544
  Other assets                                          98,104        103,321
  Excess costs arising from acquisitions -
    less accumulated amortization:
    1996, $156,937; 1995, $136,174                     757,285        772,378
------------------------------------------------------------------------------
    Total other assets                                 982,047      1,026,717
------------------------------------------------------------------------------
Total                                               $3,297,390     $3,166,591
==============================================================================

See Notes to Consolidated Financial Statements

Baker Hughes Incorporated
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands, except share amounts)

September 30,                                    1996            1995
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable-trade                      $  330,138       $  304,689
Short-term borrowings                            1,612            2,130
Current portion of long-term debt                  247              768
Accrued employee compensation and benefits     155,310          133,135
Income taxes payable                            32,925           28,445
Taxes other than income                         26,600           25,176
Accrued insurance                               28,052           27,475
Accrued interest                                10,324           11,978
Other accrued liabilities                       50,112           46,335
--------------------------------------------------------------------------------
   Total current liabilities                   635,320          580,131
--------------------------------------------------------------------------------
LONG-TERM DEBT                                 673,588          798,352
--------------------------------------------------------------------------------
DEFERRED INCOME TAXES                          150,460          118,350
--------------------------------------------------------------------------------
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS     97,635           97,187
--------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                     51,178           58,965
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

Common stock, $1 par value (authorized
   400,000,000 shares; outstanding
   144,553,000 shares in 1996 and
   142,237,000 shares in 1995)                 144,553          142,237

Capital in excess of par value               1,393,580        1,342,317

Retained earnings                              250,567          140,106

Cumulative foreign currency
   translation adjustment                     (118,766)        (107,689)

Unrealized gain (loss) on
   securities available for sale                19,275           (3,365)
--------------------------------------------------------------------------------
   Total stockholders' equity                1,689,209        1,513,606
--------------------------------------------------------------------------------
Total                                       $3,297,390       $3,166,591
================================================================================

See Notes to Consolidated Financial Statements

Baker Hughes Incorporated
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except per share amounts)

                                                                                         Cumulative     Unrealized
                                                                                          Foreign       Gain (Loss)
                                                                Capital                   Currency     on Securities
For the three years ended              Preferred    Common     In Excess      Retained   Translation     Available
September 30, 1996                       Stock      Stock     of Par Value    Earnings   Adjustment      for Sale         Total
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1993          $   4,000    $140,437     $1,444,549    $ 159,277    $(137,615)                   $1,610,648
   Net income                                                                   42,657                                     42,657
   Cash and accrued dividends on
      $3.00 convertible
      preferred stock                                                          (12,000)                                   (12,000)
   Cash dividends on common
      stock ($.46 per share)                                                   (64,658)                                   (64,658)
   Foreign currency
      translation adjustment                                                                 17,825                        17,825
   Disposition of businesses                                                                 16,875                        16,875
   Income tax accounting change                                    21,896                                                  21,896
   Investment accounting change                                                                             $(2,791)       (2,791)
   Stock issued pursuant to
      employee stock plans                             452          7,568                                                   8,020
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1994              4,000     140,889      1,474,013      125,276     (102,915)         (2,791)    1,638,472
   Net income                                                                  105,385                                    105,385
   Cash and accrued dividends on
      $3.00 convertible
         preferred stock                                                        (8,000)                                    (8,000)
   Cash dividends on common
      stock ($.46 per share)                                                   (64,955)                                   (64,955)
        Foreign currency
           translation adjustment                                                            (4,774)                       (4,774)
   Repurchase of $3.00 convertible
      preferred stock                   (4,000)                  (145,400)     (17,600)                                  (167,000)
   Unrealized loss adjustment                                                                                  (574)         (574)
   Stock issued pursuant to
      employee stock plans                           1,348         13,704                                                  15,052
------------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1995                        142,237      1,342,317      140,106     (107,689)         (3,365)    1,513,606
   Net income                                                                  176,350                                    176,350
   Cash dividends on common
      stock ($.46 per share)                                                   (65,889)                                   (65,889)
   Foreign currency
      translation adjustment                                                                (11,077)                      (11,077)
   Unrealized gain adjustment,
      net of $12,191 tax charge                                                                              22,640        22,640
   Stock issued pursuant to
      employee stock plans                           2,316         46,180                                                  48,496
   Tax benefit related to employee
      stock plans                                                   5,083                                                   5,083
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 30, 1996                       $144,553     $1,393,580    $ 250,567    $(118,766)        $19,275    $1,689,209
====================================================================================================================================

See Notes to Consolidated Financial Statements

Baker Hughes Incorporated
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Years ended September 30,                          1996       1995       1994
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                      $ 176,350  $ 105,385   $ 42,657
Adjustments to reconcile net income to
   net cash flows from operating activities:
    Depreciation and amortization of:
     Property                                     115,920    114,170    122,812
     Other assets and debt discount                39,927     40,368     46,526
    Deferred tax provision                         30,145     44,783     47,366
    Noncash portion of unusual charge-net          25,269                47,988
    Gain on sale of Varco stock                   (44,295)
    Gain on disposal of assets                    (31,716)   (18,313)   (18,034)
    Gain on disposition of businesses                                  (109,550)
    Foreign currency translation loss-net           8,863      1,948      1,892
    Cumulative effect of accounting changes                   14,598     44,165
    Extraordinary loss                                                   44,320
    Change in receivables                         (84,044)   (94,660)   (22,740)
    Change in inventories                         (73,836)   (79,937)   (58,035)
    Change in accounts payable-trade               22,623     51,734     24,890
    Changes in other assets and liabilities         9,471    (52,805)    16,520
--------------------------------------------------------------------------------
Net cash flows from operating activities          194,677    127,271    230,777
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Property additions                           (182,157)  (138,876)  (108,639)
    Proceeds from sale of Varco stock              95,476
    Proceeds from disposal of assets               78,463     44,786     38,664
    Acquisition of businesses, net of
       cash acquired                              (32,681)
    Proceeds from disposition of businesses                             328,389
--------------------------------------------------------------------------------
Net cash flows from investing activities          (40,899)   (94,090)   258,414
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings (payments) from commercial
       paper and revolving credit facilities      (21,662)    42,674   (162,590)
    Retirement of debentures                                           (205,497)
    Repayment of indebtedness                    (108,401)
    Proceeds from exercise of debenture
       purchase warrants                                      93,000
    Net proceeds from issuance of debenture
       purchase warrants                                                  7,026
    Repurchase of preferred stock                           (167,000)
    Proceeds from exercise of stock options
       and stock purchase grants                   43,734      9,773      7,900
    Dividends                                     (65,889)   (73,955)   (76,658)
--------------------------------------------------------------------------------
Net cash flows from financing activities         (152,218)   (95,508)  (429,819)
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash              (663)       (35)     2,815
--------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents      897     (62,362)   62,187
Cash and cash equivalents, beginning of year        6,817      69,179     6,992
--------------------------------------------------------------------------------
Cash and cash equivalents, end of year          $   7,714  $    6,817  $ 69,179
================================================================================
See Notes to Consolidated Financial Statements

Baker Hughes Incorporated
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1
Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Baker Hughes Incorporated and all majority owned subsidiaries (the "Company"). Investments in which ownership interest ranges from 20 to 50 percent and the Company exercises significant influence over operating and financial policies are accounted for on the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION: Revenue from product sales are recognized upon delivery of products to the customer. Revenue from services and rentals are recorded when such services are rendered.

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

INCOME TAXES: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective October 1, 1993, without restatement of prior years. The cumulative effect of adopting SFAS No.109 was a credit to income of $25.5 million ($.18 per share). An additional benefit of $21.9 million was allocated to capital in excess of par value, which reflects the cumulative tax effect of exercised employee stock options for which the Company has taken tax deductions in its U.S. federal tax returns. Deferred income taxes are determined utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities.

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

POSTEMPLOYMENT BENEFITS: The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective October 1, 1994. The standard requires that the cost of benefits provided to former or inactive employees after employment, but before retirement, be accrued when it is probable that a benefit will be provided, or in the case of service related benefits, over the period earned. The cost of providing these benefits was previously recognized as a charge to income in the period the benefits were paid. The cumulative effect of adopting SFAS No. 112 was a charge to income of $14.6 million ($.10 per share), net of a tax benefit of $7.9 million.

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

INCOME PER SHARE: Net income per common share is based on the weighted average number of shares outstanding during the respective periods and excludes the negligible dilutive effect of shares issuable in connection with employee stock, stock option and similar plans.
The following table presents information necessary to calculate net income per common share for the periods indicated:

(In thousands)                       1996         1995         1994
--------------------------------------------------------------------------------
Net income                       $  176,350   $  105,385   $  42,657
Less: Preferred stock
        dividends                                 (8,000)    (12,000)
      Effect of preferred
        stock repurchase                         (17,600)
--------------------------------------------------------------------------------
Net income applicable
      to common stock            $  176,350   $   79,785   $  30,657
================================================================================
Weighted average
   shares outstanding               143,256      141,215     140,532
================================================================================

STATEMENTS OF CASH FLOWS: The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

1997 ACCOUNTING CHANGE: In March 1995, the Financial Accounting Standards Board issued SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which was effective for the Company on October 1, 1996. The statement sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill, and how to measure such an impairment. The methodology set forth in SFAS No.121 is not significantly different from the Company's current policy and, therefore, the adoption of SFAS No.121, as it relates to impairment of long-lived assets used in operations, does not have a significant impact on the consolidated financial statements. SFAS No.121 also addresses the accounting for long-lived assets to be disposed

Baker Hughes Incorporated
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of and requires these assets to be carried at the lower of cost or fair market value, rather than the lower of cost or net realizable value, the Company's current accounting policy. The impact of this aspect of SFAS No.121 on the consolidated financial statements will be a charge to income of $12.1 million, net of a tax benefit of $5.9 million, which will be recorded in the first quarter of 1997 as the cumulative effect of a change in accounting.

NOTE 2
ACQUISITIONS AND DISPOSITIONS

1996

In April 1996, the Company purchased the assets and stock of a business operating as Vortoil Separation Systems, and certain related oil/water separation technology, for $18.8 million. In June 1996, the Company purchased the stock of KTM Process Equipment, Inc., a centrifuge company, for $14.1 million. These acquisitions are now a part of Baker Hughes Process Equipment Company and have been accounted for using the purchase method of accounting. Accordingly, the costs of the acquisitions have been allocated to assets acquired and liabilities assumed based on their estimated fair market values at the dates of acquisition. The operating results are included in the 1996 consolidated statement of operations from the respective acquisition dates. Pro forma results reflecting these two acquisitions have not been presented as the pro forma revenue, net income and earnings per share would not be materially different from the Company's actual results.

In April 1996, the Company exchanged the 100,000 shares of Tuboscope Vetco International Corporation ("Tuboscope") Series A convertible preferred stock held by the Company since October 1991, for 1.5 million shares of Tuboscope common stock and a warrant to purchase 1.25 million shares of Tuboscope common stock. The warrants are exercisable at $10.00 per share and expire on December 31, 2000.

In May 1996, the Company sold 6.3 million shares of Varco International,
Inc. ("Varco") common stock, representing its entire investment in Varco. The Company received net proceeds of $95.5 million and recognized a pretax gain of $44.3 million. The Company's investment in Varco was accounted for using the equity method. Equity income included in the consolidated statements of operations for 1996, 1995 and 1994 was $1.8 million, $3.2 million and $2.1 million, respectively.

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

NOTE 3
UNUSUAL CHARGE-NET

1996

During 1996, the Company recognized a $39.6 million unusual charge consisting of the following:

(In thousands)
--------------------------------------------------------------------------------
Patent write-off                               $  8,481
Impairment of joint venture                       5,000
Restructurings:
   Severance for 360 employees under
     existing benefit arrangements                7,145
   Relocation of people and equipment             2,332
   Abandoned leases                               2,765
   Inventory write-down                           1,500
   Write-down of assets
     to net realizable value                     10,388
Other                                             2,000
--------------------------------------------------------------------------------
Unusual charge                                 $ 39,611
================================================================================

The Company has certain oilfield operations patents which no longer protect commercially significant technology resulting in the write-off of $8.5 million. A $5.0 million impairment of a Latin America joint venture was recorded due to changing market conditions in the region in which it operates. The Company recorded a $24.1 million restructuring charge including the downsizing of Baker Hughes INTEQ's Singapore and Paris operations, a reorganization of Baker Hughes Process Equipment Company's Italian operations and the consolidation of certain Baker Oil Tools manufacturing operations. Cash provisions of the charge totaled $14.3 million. The Company spent $4.2 million in 1996 and expects to spend substantially all of the remaining $10.1 million in 1997.

1994

During 1994, the Company recognized a net unusual charge of $31.8 million consisting of the following items:

(In thousands)
--------------------------------------------------------------------------------
Insurance recovery in the
   Parker & Parsley litigation                 $(19,281)
Discontinued product line                        15,005
Oilfield restructurings:
   Severance under existing
     benefit arrangements                         5,869
   Relocation of property,
     inventory and people                         5,773
   Write-down of assets to
     net realizable value                        18,650
   Abandoned leases                               2,082
Other                                             3,731
--------------------------------------------------------------------------------
Unusual charge-net                             $ 31,829
================================================================================

In May 1994, the Company realized a gain of $19.3 million from the cash settlement of a suit against certain insurance carriers in the 1993 Parker & Parsley litigation.

During the fourth quarter of 1994, the Company discontinued an MWD (measurement-while-drilling) product line when it decided to market and support other MWD products resulting in the write-off of property and inventory of $15.0 million. In addition, the Company recorded a $32.4 million charge related to the restructuring and reorganization of certain divisions, primarily Baker Hughes INTEQ. Cash provisions of the charge totaled $16.1 million. The Company spent $1.8 million in 1996, $11.2 million in 1995 and $3.1 million in 1994.

Baker Hughes Incorporated
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4
INDEBTEDNESS

Long-term debt at September 30, 1996 and 1995 consisted of the following:

(In thousands)                               1996         1995
--------------------------------------------------------------------------------
Commercial Paper with an average
   interest rate of 5.25% at
   September 30, 1996                    $  44,000     $  15,000
Revolving Credit Facilities due
   through 1999 with an average
   interest rate of 8.14% at
   September 30, 1996                       32,972        81,961
Liquid Yield Option Notes (LYONS)
   due May 2008 with a yield to
   maturity of 3.5% per annum, net of
   unamortized discount of $131,380
   ($140,505 in 1995)                      253,870       244,745
7.625% Notes due February 1999
   with an effective interest rate of
   7.73%, net of unamortized discount
   of $669 ($938 in 1995)                  149,331       149,062
4.125% Swiss Franc 200 million
   Bonds repaid in June 1996                             107,896
8% Notes due May 2004 with an
   effective interest rate of 8.08%,
   net of unamortized discount of
   $1,054 ($1,175 in 1995)                  98,946        98,825
Debentures with an effective interest
   rate of 8.59%, due January 2000          93,000        93,000
Other                                        1,716         8,631
--------------------------------------------------------------------------------
Total debt                                 673,835       799,120
Less current maturities                        247           768
--------------------------------------------------------------------------------
Long-term debt                           $ 673,588     $ 798,352
================================================================================

At September 30, 1996, the Company had $590.7 million of credit facilities with commercial banks, of which $300 million is committed. The majority of these facilities expire in 1999. The Company's policy is to classify commercial paper and borrowings under revolving credit facilities as long-term debt since the Company has the ability under certain credit agreements, and the intent, to maintain these obligations for longer than one year. These facilities are subject to normal banking terms and conditions and do not materially restrict the Company's activities.

The LYONS are convertible into the Company's common stock at a conversion price of $36.08 per share, calculated as of November 5, 1996, and increases at an annual rate of 3.5%. At the option of the Company, the LYONS may be redeemed for cash at any time on or after May 5, 1998, at a redemption price equal to the issue price plus accrued original issue discount through the date of redemption. At the option of the holder, the LYONS may be redeemed for cash on May 5, 1998, or on May 5, 2003, for a redemption price equal to the issue price plus accrued original issue discount through the date of redemption.

In June 1996, the Company used $108.4 million of cash to repay the 4.125%
Swiss Franc Bonds ("SFr Bonds"). The SFr Bonds were hedged through a foreign currency swap agreement and a foreign currency option, both of which expired in June 1996. These instruments converted the Company's Swiss Franc denominated principal and interest obligations under the SFr Bonds into U.S. dollar denominated obligations.

In May through September 1994, the Company repurchased or defeased all of its outstanding 6% discount debentures for $205.5 million and generated an extraordinary loss of $44.3 million ($.31 per share), net of a tax benefit of $23.9 million.

Maturities of long-term debt for the next five years are as follows:
1997-$0.2 million; 1998-$.1 million; 1999-$226.6 million; 2000-$93.1 million and 2001-$1.0 million.

NOTE 5
FINANCIAL INSTRUMENTS

At September 30, 1996, the Company had $314.8 million aggregate notional amount interest rate swap agreements outstanding maturing in 1998 and 2000. These swaps effectively exchange a weighted average fixed interest rate of 5.0% for variable interest rates on the notional amount. The variable interest rate is six-month LIBOR plus 2% and 30-day commercial paper rates minus 1.96% on notional amounts of $93.0 million and $221.8 million, respectively. The interest rate swaps settle semi-annually with respect to the $93.0 million notional amount and upon maturity (2000) with respect to the $221.8 million notional amount. At September 30, 1996 and 1995, the Company had recorded an asset of $3.3 million and $3.8 million, respectively, related to the interest rate swap agreements. In the unlikely event that the counterparties fail to meet the terms of an interest rate swap agreement, the Company's exposure is limited to the interest rate differential.

Except as described below, the estimated fair values of the Company's financial instruments at September 30, 1996 and 1995 approximate their carrying value as reflected in the consolidated statements of financial position. The Company's financial instruments include cash and short-term investments, receivables, investments, payables, debt and interest rate and foreign currency contracts. The fair value of such financial instruments has been estimated based on quoted market prices and the Black-Scholes pricing model.

The estimated fair value of the Company's debt, at September 30, 1996 and 1995 was $704.8 million and $886.5 million, respectively, which differs from the carrying amounts of $675.4 million and $801.3 million, respectively, included in the consolidated statements of financial position. The fair value of the Company's interest rate swaps and forward foreign currency contracts at September 30, 1996 and 1995 was $0.1 million and $68.7 million, respectively.

NOTE 6
PREFERRED STOCK

In April 1992, the Company issued four million shares of $3.00 convertible preferred stock ($1 par value per share and $50 liquidation preference per share) in connection with an acquisition. The preferred stock was convertible at the option of the holder at any time into the Company's common stock at a conversion price of $32.50 per share.

The preferred stock was redeemable at any time, in whole or in part, at the option of the Company at $50 per share, plus accrued dividends. Dividends on the preferred stock were cumulative at the rate of $3.00 per share per annum. Such dividends were payable quarterly as declared by the Board of Directors.

In June 1995, the Company repurchased all outstanding shares of its convertible preferred stock for $167.0 million. The fair market value of the preferred stock was $149.4 million on its original date of issuance. The repurchase price in excess of this amount, $17.6 million, is deducted from net income in arriving at net income per share of common stock.

Baker Hughes Incorporated
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7
EMPLOYEE STOCK PLANS

The Company has stock option plans that provide for granting of options for the purchase of common stock to directors, officers and other key employees. These stock options may be granted subject to terms ranging from one to ten years at a price equal to the fair market value of the stock at the date of grant.

Stock option activity for the Company during 1996, 1995 and 1994 was as follows:

Number of Shares                     1996         1995         1994
--------------------------------------------------------------------------------
(In thousands)
Stock options outstanding,
beginning of year                    5,015        4,879        2,890
   Granted (per share):
     1996 $19.63                     1,145
     1995 $19.13 to $20.50                        1,349
     1994 $20.13 to $21.88                                     2,291

   Exercised (per share):
     1996 $13.38 to $28.50          (1,774)
     1995 $13.38 to $21.95                         (153)
     1994 $10.25 to $15.38                                       (31)

   Expired                            (203)      (1,060)        (271)
--------------------------------------------------------------------------------
Stock options outstanding,
     end of year (per share:
     $19.13 to $28.50 at
     September 30, 1996)             4,183        5,015        4,879
================================================================================

At September 30, 1996, options were exercisable for 1.3 million shares, and
3.2 million shares were available for future option grants.

The Company has an Employee Stock Purchase Plan (the "Plan") under which there remain authorized and available for sale to employees, at a discount of 15%, an aggregate of 1.6 million shares of the Company's common stock. Based on the market price of common stock on the date of grant, the Company estimates that approximately 418,000 shares will be purchased in July 1997. Under the Plan, 427,000, 414,000 and 421,000 shares were issued at $18.81, $17.96 and
$17.96 per share during 1996, 1995 and 1994, respectively.

NOTE 8
INCOME TAXES

The geographical sources of income before income taxes, extraordinary loss and cumulative effect of accounting changes for the three years ended September 30, 1996 are as follows:

(In thousands)                       1996         1995         1994
--------------------------------------------------------------------------------
United States                   $  116,363    $ 128,273    $ 139,940
Foreign                            182,504       76,827       86,176
--------------------------------------------------------------------------------
   Total                        $  298,867    $ 205,100    $ 226,116
================================================================================

The provision for income taxes for the three years ended September 30, 1996 are as follows:

(In thousands)                       1996         1995         1994
--------------------------------------------------------------------------------
Current:
   United States                 $  40,144     $  3,730    $  10,875
   Foreign                          52,228       36,604       36,733
--------------------------------------------------------------------------------
      Total current                 92,372       40,334       47,608
--------------------------------------------------------------------------------
Deferred:
   United States                    20,669       42,106       46,433
   Foreign                           9,476        2,677          933
--------------------------------------------------------------------------------
      Total deferred                30,145       44,783       47,366
--------------------------------------------------------------------------------
      Provision for
        income taxes            $  122,517    $  85,117    $  94,974
================================================================================

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income before income taxes, extraordinary loss and cumulative effect of accounting changes for the reasons set forth below:

(In thousands)                       1996         1995         1994
--------------------------------------------------------------------------------
Statutory income tax            $  104,603    $  71,785    $  79,141
Incremental effect of
   foreign operations               12,529       24,828       21,591
Goodwill amortization                5,347        4,155        5,653
State income taxes -
   net of U.S. tax benefit           2,098          995        2,940
Operating loss and
   credit carryforwards             (3,276)     (13,103)     (12,662)
Other-net                            1,216       (3,543)      (1,689)
--------------------------------------------------------------------------------
   Provision for
   income taxes                 $  122,517    $  85,117    $  94,974
================================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards. The tax effects of the Company's temporary differences and carryforwards at September 30, 1996 and 1995 are as follows:

(In thousands)                             1996         1995
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Property                              $ 62,300        $ 54,500
   Other assets                            57,700          60,650
   Excess costs arising
     from acquisitions                     64,000          59,800
   Undistributed earnings
     of foreign subsidiaries               41,280          34,150
   Other                                   37,400          21,600
--------------------------------------------------------------------------------
     Total                                262,680         230,700
--------------------------------------------------------------------------------
Deferred tax assets:
   Receivables                              4,100           3,200
   Inventory                               72,400          66,800
   Employee benefits                       44,000          47,400
   Other accrued expenses                  20,200          32,500
   Operating loss carryforwards            16,600          27,000
   Tax credit carryforwards                30,800          32,100
   Other                                   15,900          11,800
--------------------------------------------------------------------------------
     Subtotal                             204,000         220,800
   Valuation allowance                    (13,100)        (15,900)
--------------------------------------------------------------------------------
     Total                                190,900         204,900
--------------------------------------------------------------------------------
   Net deferred tax liability            $ 71,780        $ 25,800
================================================================================

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

At September 30, 1996, the Company had approximately $30.8 million of alternative minimum tax and foreign tax credits available to offset future payments of federal income taxes with foreign tax credits expiring in varying amounts between 1997 and 2002.

Baker Hughes Incorporated
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9
INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates principally in two industry segments - oilfield and process.

OILFIELD INDUSTRY: Manufacture and sale of equipment and provision of services used in the drilling, completion, production and maintenance of oil and gas wells. The principle markets for this segment include all major oil and gas producing regions of the world including North America, Latin America, Europe, Africa and Far East. Customers include major multi-national, independent and national or state-owned oil companies.

PROCESS INDUSTRY: Manufacture and sale of process equipment for separating solids from liquids and liquids from liquids through filtration, sedimentation, centrifugation and flotation processes. The principle markets for this segment include all regions of the world where there are significant industrial and municipal wastewater applications and base metals activity. Customers include municipalities, contractors, engineering companies and pulp and paper, minerals, industrial and oil and gas producers. The process industry also includes the results of Tracor Europa, a computer peripherals operation.

DISPOSED BUSINESSES: The disposed businesses segment information includes the results of significant operations that have been disposed of in prior years.

The Company maintains worldwide manufacturing plants and service locations to serve these industry segments. Intersegment sales and transfers between geographic areas are priced at the estimated fair value of the products or services negotiated between the selling and receiving units. Operating profit is total revenues less costs and expenses (including unusual charge-net), but before deduction of general corporate expenses totaling $43.6 million (including an unusual charge of $5.0 million), $35.0 million and $32.8 million in 1996, 1995 and 1994, respectively. Identifiable assets are those assets that are used by the Company's operations in each industry segment or are identified with the Company's operations in each geographic area. Corporate assets consist principally of cash, assets held for disposal, investments and notes receivable which amount to $194.5 million, $253.6 million and $281.3 million at September 30, 1996, 1995 and 1994, respectively.

The 1996 industry segment information contains unusual charges of $30.9 million and $3.7 million in Oilfield and Process, respectively. The 1994 unusual charge-net was related in its entirety to Oilfield. Geographic area operating profit information for 1995 and 1994 has been restated to conform to the 1996 presentation. The information is presented on a legal entity, or statutory basis rather than on a management reporting basis. This change results in an increase in the profitability of the U.S. area and a decrease in the profitability of the non-U.S. areas.

Summarized financial information concerning the industry segments and geographic areas in which the Company operated at September 30, 1996, 1995 and 1994 and for each of the years then ended is shown in the following tables:

                                                                                      Disposed
(In thousands)                                     Oilfield          Process         Businesses         Eliminations         Total
OPERATIONS BY INDUSTRY SEGMENT:
1996
REVENUES FROM UNAFFILIATED CUSTOMERS:
   SALES                                         $1,686,655          $360,195                                            $2,046,850
   SERVICES AND RENTALS                             953,233            27,647                                               980,880
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                    2,639,888           387,842                                             3,027,730
OPERATING PROFIT (LOSS)                             320,093            30,471         $    (241)                            350,323
IDENTIFIABLE ASSETS                               2,819,081           284,014               767          $  (935)         3,102,927
CAPITAL EXPENDITURES                                174,109             6,660                              1,388            182,157
DEPRECIATION AND AMORTIZATION                       135,985             7,146                              2,341            145,472

1995
Revenues from unaffiliated customers:
   Sales                                         $1,481,969          $323,139                                            $1,805,108
   Services and rentals                             806,254            26,102                                               832,356
Intersegment sales                                        9                 7                            $   (16)
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                    2,288,232           349,248                                (16)         2,637,464
Operating profit (loss)                             269,630            32,334         $ (11,083)                            290,881
Identifiable assets                               2,695,050           211,304             6,923             (318)         2,912,959
Capital expenditures                                132,189             5,142                              1,545            138,876
Depreciation and amortization                       136,311             5,589                              2,154            144,054

1994
Revenues from unaffiliated customers:
   Sales                                         $1,366,555          $264,725         $  96,454                          $1,727,734
   Services and rentals                             744,086            32,938                                               777,024
Intersegment sales                                      297               589             4,678          $(5,564)
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                                    2,110,938           298,252           101,132           (5,564)         2,504,758
Operating profit                                    157,906            21,628            39,116                             218,650
Identifiable assets                               2,504,512           188,265            30,594           (4,939)         2,718,432
Capital expenditures                                100,514             4,188             2,713            1,224            108,639
Depreciation and amortization                       141,369             7,260             4,053            1,513            154,195


Baker Hughes Incorporated
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 Western Hemisphere         Eastern Hemisphere
                                          --------------------------------------------------------
(In thousands)                            United States         Other         Europe         Other     Eliminations      Total
------------------------------------------------------------------------------------------------------------------------------------

OPERATIONS BY GEOGRAPHIC AREA:
1996
REVENUES FROM UNAFFILIATED CUSTOMERS:
   SALES                                    $1,013,487        $332,201       $444,114       $257,048                     $2,046,850
   SERVICES AND RENTALS                        317,980         162,378        310,998        189,524                        980,880
TRANSFERS BETWEEN GEOGRAPHIC AREAS             343,352          10,900         85,725          5,933     $(445,910)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                               1,674,819         505,479        840,837        452,505      (445,910)       3,027,730
OPERATING PROFIT                               188,609          44,488        139,056          7,110       (28,940)         350,323
IDENTIFIABLE ASSETS                          1,675,523         417,639        880,554        470,096      (340,885)       3,102,927
EXPORT SALES OF U.S. COMPANIES                                 103,786         17,664        154,790                        276,240

1995
Revenues from unaffiliated customers:
   Sales                                    $  952,836        $290,317       $349,374       $212,581                     $1,805,108
   Services and rentals                        260,032         155,650        248,521        168,153                        832,356
Transfers between geographic areas             210,032          28,639         43,534         25,576     $(307,781)
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                               1,422,900         474,606        641,429        406,310      (307,781)       2,637,464
Operating profit                               177,848          41,416         75,545         20,775       (24,703)         290,881
Identifiable assets                          1,901,670         348,850        528,454        319,159      (185,174)       2,912,959
Export sales of U.S. companies                                  89,314         10,414        139,111                        238,839

1994
Revenues from unaffiliated customers:
   Sales                                    $  870,023        $253,834       $362,994       $240,883                     $1,727,734
   Services and rentals                        308,106         108,282        209,875        150,761                        777,024
Transfers between geographic areas             180,345          23,177         36,588         23,433     $(263,543)
------------------------------------------------------------------------------------------------------------------------------------
Total revenues                               1,358,474         385,293        609,457        415,077      (263,543)       2,504,758
Operating profit                                89,437          47,040         65,869         41,246       (24,942)         218,650
Identifiable assets                          1,631,374         278,109        552,104        411,317      (154,472)       2,718,432
Export sales of U.S. companies                                  77,219         14,883        152,478                        244,580

NOTE 10
EMPLOYEE BENEFIT PLANS

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides postretirement health care benefits for substantially all U.S. employees. The Company's postretirement plans are not funded.
The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of financial position at September 30, 1996 and 1995:

(In thousands)                                1996          1995
--------------------------------------------------------------------------------
Accumulated postretirement
   benefit obligation ("APBO"):
 Retirees                                $  (70,757)   $  (70,885)
 Fully eligible active
   plan participants                         (9,994)       (9,568)
 Other active plan
   participants                             (16,625)      (17,683)
--------------------------------------------------------------------------------
   Total                                    (97,376)      (98,136)
Unrecognized net gain                        (9,759)       (8,740)
--------------------------------------------------------------------------------
Accrued postretirement
   benefit cost                          $ (107,135)   $ (106,876)
================================================================================

Postretirement benefit expense includes the following components:

(In thousands)                                1996         1995          1994
--------------------------------------------------------------------------------
Cost of benefits earned                  $    1,137    $    1,300     $   1,300
Interest cost on APBO                         7,077         8,200         7,500
--------------------------------------------------------------------------------
Postretirement
   benefit expense                       $    8,214    $    9,500     $   8,800
================================================================================

The assumed health care cost trend rate used in measuring the APBO as of September 30, 1996 was 7.5% for 1997 declining gradually each successive year until it reaches 5% in 2002, after which it remains constant. A 1% increase in the trend rate for health care costs would have increased the APBO as of September 30, 1996 by approximately 5% and the aggregate of the service and interest cost components of the 1996 net periodic postretirement benefit cost by approximately 6%. The assumed discount rate used in determining the APBO was 7.5%.

DEFINED BENEFIT PENSION PLANS

The Company has several noncontributory defined benefit pension plans covering various domestic and foreign employees. Generally, the Company makes annual contributions to the plans in amounts necessary to meet minimum governmental funding requirements.

Net pension expense includes the following components:

(In thousands)                                1996         1995          1994
--------------------------------------------------------------------------------
Cost of benefits earned                  $    1,384    $    1,375     $     954
Interest cost on
   projected benefit
   obligation                                 2,545         2,406         2,329
Actual return on assets                      (6,619)       (4,793)       (1,710)
Net amortization and
   deferral                                   3,718         2,391          (216)
--------------------------------------------------------------------------------
     Net pension expense                 $    1,028    $    1,379     $   1,357
================================================================================

The weighted average assumptions used in the accounting for the defined benefit plans were:

                                             1996          1995          1994
--------------------------------------------------------------------------------
Discount rate                                7.1%          7.3%          7.7%
Rates of increase in
   compensation levels                       3.0%          3.0%          3.5%
Expected long-term rate
   of return on assets                       8.6%          8.5%          8.6%

Baker Hughes Incorporated
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of financial position at September 30, 1996 and 1995:

                                                                         1996                                    1995
                                                             -----------------------------------------------------------------------

                                                             Overfunded         Underfunded           Overfunded         Underfunded
(In thousands)                                                 Plans               Plans                Plans               Plans
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                $  (25,245)         $  (9,925)          $   (21,906)        $   (9,316)
====================================================================================================================================
   Accumulated benefit obligation                              (25,668)           (10,779)              (22,826)            (9,995)
====================================================================================================================================
   Projected benefit obligation                                (28,127)           (12,934)              (24,050)           (11,752)
Plan assets at fair value                                       37,945              3,166                30,828              3,324
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation (in excess of) less than
   plan assets                                                   9,818             (9,768)                6,778             (8,428)
Unrecognized prior service cost                                    492                                      371
Unrecognized net (gain) loss                                    (5,272)             1,064                (2,922)              (251)
Unrecognized net liability at transition                            12                272                     7                327
------------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost (pension liability)                    $    5,050          $  (8,432)          $     4,234         $   (8,352)
====================================================================================================================================


Pension plan assets are primarily mortgages, private placements, bonds and common stocks.

THRIFT PLAN

Virtually all U.S. employees not covered under one of the Company's pension plans are eligible to participate in the Company sponsored Thrift Plan. The Thrift Plan allows eligible employees to elect to contribute from 2% to 15% of their salaries to an investment trust. Employee contributions are matched by the Company at the rate of $1.00 per $1.00 employee contribution for the first 2% and $.50 per $1.00 employee contribution for the next 4% of the employee's salary. In addition, the Company contributes for all eligible employees between 2% and 5% of their salary depending on the employee's age as of January 1 each year with such contributions becoming fully vested to the employee after five years of employment. The Company's contribution to the Thrift Plan and other defined contribution plans amounted to $30.0 million, $27.5 million and $26.3 million in 1996, 1995 and 1994, respectively.

POSTEMPLOYMENT BENEFITS

The Company provides certain postemployment benefits to substantially all former or inactive U.S. employees following employment but before retirement. The continuation of medical, life insurance and Thrift Plan benefits while on disability and service related salary continuance benefits ("Continuation Benefits") are provided through a nonqualified, unfunded plan. Expense for Continuation Benefits in 1996 and 1995 include the following components (Expense in 1994 was $2.0 million prior to the adoption of SFAS No. 112.):

(In thousands)                                1996           1995
--------------------------------------------------------------------------------
Cost of benefits earned                    $    987       $    979
Interest cost on projected
   benefit obligation                         1,901          1,843
--------------------------------------------------------------------------------
     Postemployment benefit expense        $  2,888       $  2,822
================================================================================

An additional plan provides for disability income benefits ("Disability Benefits"), available at the date of hire, through a qualified plan which has been funded by contributions from the Company and employees. Because of the overfunded status of the plan, Company contributions are not currently required. Employees will not be required to make contributions effective January 1, 1997. The primary asset of the plan is a guaranteed insurance contract with an insurance company which currently earns interest at 6%. The actuarially determined obligation, is calculated at a discount rate of 7%. Disability Benefits income was $.1 million and $1.5 million in 1996 and 1995, respectively. Expense for these benefits was $2.0 million in 1994, prior to the adoption of SFAS No. 112.

The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of financial position at September 30, 1996 and 1995:

                                                                    1996                                        1995
                                                       -----------------------------------------------------------------------------
                                                       Disability           Continuation           Disability           Continuation
(In thousands)                                          Benefits              Benefits              Benefits              Benefits
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit
   obligation                                        $   (9,546)           $  (30,552)            $  (10,181)          $  (27,792)
Plan assets at fair value                                18,637                                       18,594
------------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation (in excess of)
   less than plan assets                                  9,091               (30,552)                 8,413              (27,792)
Unrecognized net (gain) loss                                                    3,143                                        (825)
------------------------------------------------------------------------------------------------------------------------------------
Prepaid postemployment cost (postemployment
   liability)                                        $    9,091            $  (27,409)            $    8,413           $  (28,617)
====================================================================================================================================


Health care cost assumptions used to measure the Continuation Benefits obligation are similar to the assumptions used in determining the obligation for postretirement health care benefits. Additional assumptions used in the accounting for Continuation Benefits in 1996 and 1995 were a discount rate of 7.0% and increases in compensation of 5.0%.

NOTE 11
STOCKHOLDER RIGHTS AGREEMENT
AND OTHER MATTERS

The Company had a Stockholder Rights Agreement (SRA) to protect against coercive takeover tactics. During 1996, the Company exercised its option to redeem all of the rights to purchase from the Company .01 of a share of the Series One Junior Participating Preferred Stock for the redemption price of $.03 per right in accordance with the SRA. The cash distribution of $.115 per share of common stock in the third quarter of 1996 includes the redemption price.

Supplemental consolidated statement of operations information is as follows :

(In thousands)                         1996         1995         1994
--------------------------------------------------------------------------------
Rental expense
   (generally transportation
    equipment and
    warehouse facilities)            $ 41,509     $  36,952    $  30,089
Research and development               44,019        37,423       37,393
Income taxes paid                      78,114        49,276       39,397
Interest paid                          49,636        45,206       55,488

At September 30, 1996, the Company had long-term operating leases covering certain facilities and equipment on which minimum annual rental commitments for each of the five years in the period ending September 30, 2001 are $37.0 million, $25.0 million, $16.8 million, $11.2 million and $9.3 million, respectively, and $57.3 million in the aggregate thereafter. The Company has not entered into any significant capital leases.

Baker Hughes Incorporated
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company has been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites. Applicable federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving the Company with the uncertainty that it may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share of the remediation costs. Generally, the Company has determined its share of such total cost based on the ratio that the number of gallons of waste estimated to be contributed to the site by the Company bears to the total number of gallons of waste estimated to have been disposed at the site. The Company has accrued what it believes to be its share of the total cost of remediation of these Superfund sites. No accrual has been made under the joint and several liability concept since the Company believes that the probability that it will have to pay material costs above its share is remote due to the fact that the other PRPs have substantial assets available to satisfy their obligation.

At September 30, 1996 and 1995, the Company had accrued approximately $8.3 million and $13.3 million, respectively, for remediation costs, including the Superfund sites referred to above. The measurement of the accruals for remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the difficulty in estimating the extent and remedy of agreements that may be available to the Company to mitigate the remediation costs, such amounts have not been considered in measuring the remediation accrual. The Company believes that the likelihood of material losses in excess of those amounts recorded is remote.

NOTE 14
QUARTERLY DATA (UNAUDITED):

Summarized quarterly financial data for the years ended September 30, 1996 and 1995 are shown in the table below:

(In thousands,                                     First           Second           Third           Fourth           Fiscal Year
except per share amounts)                         Quarter          Quarter         Quarter          Quarter             Total
------------------------------------------------------------------------------------------------------------------------------------

FISCAL YEAR 1996:*
   Revenues                                     $  694,697       $  744,822      $  765,852      $  822,359        $  3,027,730
   Gross Profit**                                  126,415          140,239         146,416         162,666             575,736
   Net income                                       32,398           41,559          46,873          55,520             176,350
   Net income per share                                .23              .29             .33             .38                1.23
   Dividends per share                                .115             .115            .115            .115                 .46

FISCAL YEAR 1995:*
   Revenues                                     $  606,917       $  652,609      $  668,404      $  709,534        $  2,637,464
   Gross Profit**                                  105,006          124,304         124,495         134,871             488,676
     Income before cumulative effect
       of accounting change                         24,231           28,000          32,242          35,510             119,983
   Net income                                        9,633           28,000          32,242          35,510             105,385
   Per share of common stock:
     Income before cumulative effect
       of accounting change                            .15              .18             .09             .25                 .67
     Net income                                        .05              .18             .09             .25                 .57
   Dividends per share                                .115             .115            .115            .115                 .46
*  See Notes 1, 2 and 3 for information regarding accounting changes and earnings per share calculation, acquisitions and dispositions and unusual charge-net, respectively.
** Represents revenues less (i) cost of sales, (ii) cost of services and rentals, (iii) research and engineering expense and (iv) marketing and field service expense.

STOCK PRICES BY QUARTER

$ 40 _______________________________________________________________________________________________________________________________


                                                                                                                          $35 5/8
$ 35 _______________________________________________________________________________________________________________________________

                                                                                                           $34 1/4

$ 30 _______________________________________________________________________________________________________________________________

                                                                                             $29 3/4
                                                                                                             $28          $28 7/8
$ 25 _______________________________________________________________________________________________________________________________

                                  $23 3/4         $23 3/8                    $24 7/8
       $20 7/8                                                                               $22 3/4
$ 20 ________________$20 3/4________________________$20_____________________________________________________________________________

                                  $19 7/8
         $17         $16 3/4                                                  $18 3/8
$ 15 _______________________________________________________________________________________________________________________________

     1st Quarter   2nd Quarter    3rd Quarter    4th Quarter                1st QUARTER    2nd QUARTER    3rd QUARTER    4th QUARTER

     _______________________________________________________                ________________________________________________________
                              1995                                                                    1996

CORPORATE INFORMATION

BOARD OF DIRECTORS

LESTER M. ALBERTHAL, JR.                    MAX L. LUKENS **
Chairman and Chief Executive                President and Chief Executive
Officer of EDS                              Officer of Baker Hughes
                                            Incorporated
VICTOR G. BEGHINI
Vice Chairman - Marathon Group,             JOHN F. MAHER
USX Corporation and President               President and Chief Executive
of Marathon Oil Company                     Officer of Great Western Financial
                                            Corporation
JACK S. BLANTON
President of Eddy                           JAMES F. McCALL
Refining Company                            Lt. General, U.S. Army (Retired)
                                            Executive Director of the
HARRY M. CONGER *                           American Society of
Chairman of the Board                       Military Comptrollers
of Homestake Mining Company
                                            DANA G. MEAD
EUNICE M. FILTER                            Chairman and Chief Executive
Vice President, Secretary and               Officer of Tenneco Inc.
Treasurer of Xerox Corporation
                                            H. JOHN RILEY, JR. ***
JOE B. FOSTER                               Chairman, President
Chairman and Chief Executive                and Chief Executive Officer
Officer of Newfield Exploration             of Cooper Industries, Inc.
Company
                                            DONALD C. TRAUSCHT
RICHARD D. KINDER                           Chairman of BW Capital
President and Chief Operating               Corporation
Officer of Enron Corp.
                                            JAMES D. WOODS *
                                            Chairman of the Board of
                                            Baker Hughes Incorporated


CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR:               ANNUAL MEETING:
First Chicago Trust Company                 The Company's Annual Meeting
of New York                                 of Stockholders will be held at
Telephone:  201/324-1644                    11:00 a.m. on January 22, 1997
                                            at the offices of the Company,
INDEPENDENT ACCOUNTANTS:                    3900 Essex Lane, Suite 210,
Deloitte & Touche LLP                       Houston, Texas
Houston, Texas
                                            BAKER HUGHES INCORPORATED
STOCK EXCHANGE LISTINGS:
Ticker Symbol "BHI"                         CORPORATE OFFICE LOCATION:
New York Stock Exchange,                    3900 Essex Lane
Pacific Stock Exchange,                     Houston, Texas 77027
The Swiss Stock Exchange                    Telephone:  713/439-8600

FORM 10-K:                                  CORPORATE OFFICE MAILING ADDRESS:
A copy of the Company's Annual              P.O. Box 4740
Report to the Securities and                Houston, Texas 77210-4740
Exchange Commission (Form
10-K) is available by writing to:           Baker Hughes Information System
Scott B. Gill, Vice President,              1-800-969-7447
Investor Relations,
Baker Hughes Incorporated,                  Baker Hughes on The World Wide
P.O. Box 4740                               Web: http://www.BHI-Net.com
Houston, Texas 77210-4740
                                             * Will retire at the Annual Meeting
                                               of Stockholders to be held
                                               January 22, 1997.
                                            ** Will be named Chairman of
                                               Baker Hughes Incorporated on
                                               January 22, 1997.
                                           *** Nominee to be an addition
                                               in Class I directors.

CORPORATE ORGANIZATION

CORPORATE OFFICERS

JAMES D. WOODS                              LINDA J. SMITH
Chairman of the Board                       Corporate Secretary

MAX L. LUKENS                               M. GLEN BASSETT
President and Chief                         Vice President and President,
Executive Officer                           Baker Performance Chemicals,
                                            Incorporated
ERIC L. MATTSON
Senior Vice President                       JOSEPH F. BRADY
and Chief Financial Officer                 Vice President and President,
                                            Centrilift
G. STEPHEN FINLEY
Senior Vice President and                   MATTHEW G. DICK
Chief Administrative Officer                Vice President and President,
                                            Baker Hughes Process Equipment
ARTHUR T. DOWNEY                            Company
Vice President, Government Affairs
                                            EDWIN C. HOWELL
SCOTT B. GILL                               Vice President and President,
Vice President, Investor Relations          Baker Oil Tools

R. PAT HERBERT                              TIMOTHY J. PROBERT
Vice President, Market                      Vice President and President,
Development & Technology                    Baker Hughes INTEQ

LAWRENCE O'DONNELL, III                     ANDREW J. SZESCILA
Vice President and General Counsel          Vice President and President,
                                            Hughes Christensen Company
JAMES E. BRAUN
Controller                                  JAY P. TRAHAN
                                            Vice President and President,
DOUGLAS C. DOTY                             Baker Hughes Solutions
Treasurer