Form 10-K, Exhibit 13
period 1997-09-30
BAKER HUGHES INC
filed 1997-12-08
CIK 808362

                                                                    EXHIBIT 13.1

BAKER HUGHES INCORPORATED
CONDENSED COMPARATIVE CONSOLIDATED FINANCIAL INFORMATION
(In millions, except per share amounts)


                                                        1997            1996            1995            1994            1993
                                                   -----------     -----------     -----------     -----------     -----------
Revenues                                           $   3,685.4     $   3,027.7     $   2,637.5     $   2,504.8     $   2,701.7
                                                   -----------     -----------     -----------     -----------     -----------
Costs and expenses:
   Costs and expenses applicable to revenues           2,256.2         1,837.6         1,608.7         1,551.8         1,706.1
   Selling, general and administrative                   966.9           814.2           743.0           715.0           757.8
   Amortization of goodwill and other intangibles         32.3            29.6            29.9            30.8            36.9
   Unusual charge                                         52.1            39.6                            31.8            42.0
   Acquired in-process research and development          118.0
   Operating income of business sold                                                                     (10.5)
                                                   -----------     -----------     -----------     -----------     -----------
     Total                                             3,425.5         2,721.0         2,381.6         2,318.9         2,542.8
                                                   -----------     -----------     -----------     -----------     -----------
Operating income                                         259.9           306.7           255.9           185.9           158.9
Interest expense                                         (48.6)          (55.5)          (55.6)          (63.8)          (64.7)
Interest income                                            1.8             3.4             4.8             3.1             5.9
Gain on sale of Varco stock                                               44.3
Gain on sale of Pumpsystems                                                                              101.0
                                                   -----------     -----------     -----------     -----------     -----------
Income before income taxes, extraordinary loss
   and cumulative effect of accounting changes           213.1           298.9           205.1           226.2           100.1
Income taxes                                            (104.0)         (122.5)          (85.1)          (95.0)          (41.2)
                                                   -----------     -----------     -----------     -----------     -----------
Income before extraordinary loss
   and cumulative effect of accounting changes           109.1           176.4           120.0           131.2            58.9
Extraordinary loss                                                                                       (44.3)
Cumulative effect of accounting changes                  (12.1)                          (14.6)          (44.2)
                                                   -----------     -----------     -----------     -----------     -----------
Net income                                         $      97.0     $     176.4     $     105.4     $      42.7     $      58.9
                                                   ===========     ===========     ===========     ===========     ===========
Per share of common stock:
   Income before extraordinary loss
     and cumulative effect of accounting changes   $       .71     $      1.23     $       .67     $       .85     $       .34
   Net income                                              .63            1.23             .57             .22             .34
   Dividends                                               .46             .46             .46             .46             .46
Financial Position:
   Cash and cash equivalents                       $       8.6     $       7.7     $       6.8     $      69.2     $       7.0
   Working capital                                     1,284.2         1,081.1           984.7           855.4           921.0
   Total assets                                        4,756.3         3,297.4         3,166.6         2,999.7         3,143.3
   Long-term debt                                        771.8           673.6           798.4           638.0           935.8
   Stockholders' equity                                2,604.6         1,689.2         1,513.5         1,638.5         1,610.6


See Note 1 of Notes to Consolidated Financial Statements for a discussion of the adoption of new accounting standards in 1997 and 1995. In 1994, the Company adopted new accounting standards related to accounting for income taxes and employers' accounting for postretirement benefits other than pensions. See
Note 4 of Notes to Consolidated Financial Statements for a discussion of acquisitions made in 1997 and 1996. The Company sold EnviroTech Pumpsystems and EnviroTech Measurements and Controls in 1994. See Note 5 of Notes to Consolidated Financial Statements for a description of the unusual charge in 1997 and 1996. The unusual charge in 1994 consisted of the restructuring and reorganization of certain Oilfield divisions and the discontinuance of an MWD product line, offset by an insurance recovery. The unusual charge in 1993 consisted primarily of litigation settlements. The Company repurchased or defeased debt in 1994 resulting in an extraordinary loss.

BAKER HUGHES INCORPORATED
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's Consolidated Financial Statements for the years ended September 30, 1997, 1996 and 1995 and the related Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

MD&A includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "forecasts," "will," "could," "targeted," "quantified," "may" and similar expressions are intended to identify forward-looking statements. No assurance can be given that actual results may not differ materially from those in the forward-looking statements herein for reasons including the effect of competition, the level of petroleum industry exploration and production expenditures, world economic conditions, prices of, and the demand for, crude oil and natural gas, drilling activity, weather, the legislative environment in the United States and other countries, OPEC policy, conflict in the Middle East and other major petroleum producing or consuming regions, the development of technology that lowers overall finding and development costs and the condition of the capital and equity markets.

BUSINESS ENVIRONMENT
--------------------------------------------------------------------------------

Prior to the fourth quarter of 1997, the Company reported segment information for two business segments - oilfield and process equipment. Beginning in the fourth quarter of 1997, with the acquisition of Petrolite Corporation ("Petrolite"), the Company began reporting segment information for three business segments - oilfield, chemicals and process equipment.

Oilfield
Oilfield Operations consists of five business units - Baker Hughes INTEQ, Baker Hughes Solutions, Baker Oil Tools, Centrilift and Hughes Christensen - that provide products, services and solutions used in the drilling, completion, production and maintenance of oil and gas wells. The business environment for Oilfield Operations and its corresponding operating results are affected significantly by petroleum industry exploration and production expenditures. These expenditures are influenced strongly by oil company expectations about the supply and demand for crude oil and natural gas, energy prices and finding and development costs. Petroleum supply and demand, pricing and finding and development costs, in turn, are influenced by numerous factors including, but not limited to, those described above in "Forward-Looking Statements." Oilfield Operations generated 78% of the Company's consolidated revenues in 1997.

         Three key factors to the oilfield service markets are the impact of technology, the growth in outsourcing and partnering, and the need to expand operations to keep pace with the demand for the Company's products and services.

Technology: Advances in the design and application of the Company's products and services allow oil and gas operators to drill and complete wells at a lower overall cost. At the same time, this technology helps accelerate or maintain hydrocarbon production and enhance reserve recovery.

Outsourcing and Partnering: Similarly, oil companies have increased their levels of outsourcing to, and partnering with, service companies because this approach has proven to be effective in lowering finding and development costs. The Company continues to expand and develop its involvement in project management by working closely with customers in project planning, and in the engineering and integration of several products and services into solutions that meet client objectives.

Growth: Expenditures by the Company's customers for exploration and production programs are increasing. In turn, the markets for the Company's products and services are growing as the demand for developing new supplies of hydrocarbons paces the increasing worldwide demand for energy. Such growth requires significant additions to the Company's manufacturing capacity, rental tool fleet and work force.

BAKER HUGHES INCORPORATED
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     Worldwide crude oil demand, crude oil and natural gas prices and the Baker Hughes rotary rig count are summarized in the tables below as annual averages followed by the Company's outlook. While reading the Company's outlook set forth below, caution is advised that the factors described above in "Forward-Looking Statements" and "Business Environment" could negatively impact the Company's expectations for oil demand, oil and gas prices and drilling activity.

Worldwide Oil Demand



Fiscal Year                1997      1996    1995
(Millions of Bbls/day)     ----      ----    ----
OECD Oil Demand            41.8      41.0    40.2
Non-OECD Oil Demand        31.4      30.4    29.6
                           ----      ----    ----
Worldwide
   Oil Demand              73.2      71.4    69.8

OECD - Organization for Economic Cooperation and Development (developed countries)

         According to the International Energy Agency, the demand for crude oil is expected to grow annually by 1.4 million to 2.0 million barrels per day through the end of the century. Three-quarters of the incremental demand are expected to be driven by relatively low energy prices, low but increasing energy consumption per capita, and economic growth in non-OECD countries, particularly in Asia and Latin America.

Oil and Gas Prices


Fiscal Year                           1997       1996       1995
                                      -----      -----      -----
WTI ($/bbl)                           21.83      20.51      18.29
U.S. Spot Natural Gas ($/mcf)          2.47       2.21       1.42

         The Company expects crude oil to trade between $18 and $22 per barrel in 1998 while remaining susceptible to short-term price fluctuations and volatility as the growth in worldwide demand is met by increased production. U.S. natural gas prices are expected to moderate somewhat in 1998 as increased imports from Canada, increased production from the U.S. and pipeline de-bottlenecking improve supply availability. Natural gas prices are expected to average above $2/mcf. The Company believes that natural gas prices at or above $2/mcf will sustain the current natural gas exploration and development drilling activity.


Rotary Rig Count


Fiscal Year             1997      1996      1995
                       -----     -----      -----
U.S. - Land             788        652        638
U.S. - Offshore         118        107        100
Canada                  340        247        247
                      -----      -----      -----
   North America      1,246      1,006        985
                      -----      -----      -----
Latin America           277        279        266
North Sea                58         53         42
Other Europe             57         69         66
Africa                   80         76         65
Middle East             150        138        123
Asia Pacific            181        173        186
                      -----      -----      -----
   International        803        788        748
                      -----      -----      -----
Worldwide             2,049      1,794      1,733
                      -----      -----      -----
U.S. Workover         1,412      1,306      1,298

         The Company anticipates continued growth in the worldwide demand for hydrocarbons that will result in increased spending by oil and gas companies for the development of the hydrocarbon supply. The increase is dependent on continued worldwide economic growth and, in particular, economic growth in developing countries. The increased spending is expected to result in increased drilling activity in most regions.

North America
         The Company anticipates that the rate of growth in North America drilling activity will slow in 1998. While both offshore and land based activity will remain strong, growth will be limited by a shortage of offshore and land based drilling rigs.

International
         The Company expects that most international areas will post an increasing rig count in 1998. The Company is forecasting increases in Latin America, the Middle East and the North Sea while activity in Africa and Asia Pacific is forecasted to be flat.

Chemicals
         Baker Petrolite is the sole business unit reported in this segment and is the result of combining Baker Performance Chemicals, previously reported in the oilfield segment, and Petrolite, acquired in the fourth quarter of 1997. Baker Petrolite generated 11% of the Company's consolidated revenues in 1997.

BAKER HUGHES INCORPORATED
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Operating in all major oil and gas producing regions of the world, Baker Petrolite manufactures specialty chemicals for inclusion in the sale of integrated chemical technology solutions for petroleum production, transportation and refining. In addition to those business environment factors discussed above for the oilfield segment, the business environment for the chemicals segment is significantly influenced by the trend of continued reduction in the total operating cost of the customer base which includes major multi-national, independent and national or state-owned oil companies. Improvements in chemical technology and its application, as well as the expanded use of alliance relationships, enable Baker Petrolite to reduce overall production, transportation and refining costs.

         Baker Petrolite also provides chemical technology solutions to other industrial markets throughout the world including petrochemicals, steel, fuel additives, plastics, imaging and adhesives. The business environments for these markets are individually unique but most are influenced by the general level of gross domestic product.

Process Equipment
         Process Equipment consists of three business units - EIMCO
Process Equipment, Bird Machine Company and Baker Hughes Process Systems - that provide technologies that separate solids from liquids and liquids from liquids through filtration, sedimentation, centrifugation and flotation processes. The business environment for Process Equipment and its corresponding operating results are affected significantly by spending on large capital projects in the pulp and paper, industrial, refining, chemical and municipal wastewater treatment markets. Spending on capital projects is influenced by numerous factors including, but not limited to, commodity price cycles, especially copper and pulp, the supply and demand for refined products and chemicals, the expanding Asian populations and economies, as well as environmental pressures and legislation. In 1998, Process Equipment anticipates increased capital project activity in the refining, chemical and industrial markets with continued stable copper prices and a rebound in the pulp and paper market as the price for pulp is expected to increase. In addition, the Company anticipates growth from acquisitions and new technology. Process Equipment generated 11% of the Company's consolidated revenues in 1997.

ACQUISITIONS
--------------------------------------------------------------------------------

During 1997, the Company made several strategic acquisitions to expand its technology base and increase its presence in key geographic areas.

Petrolite
On July 2, 1997, the Company completed the acquisition of Petrolite and Wm. S. Barnickel & Company ("Barnickel"), the holder of 47.1% of Petrolite's common stock, by issuing 19.3 million shares of its common stock having an aggregate value of $730.2 million. Additionally, the Company assumed Petrolite's outstanding vested and unvested employee stock options which had a fair market value of $21.0 million resulting in total consideration of $751.2 million. The Company recorded an unusual charge of $35.5 million related to the combination of Petrolite with Baker Performance Chemicals, the Company's existing oilfield and industrial chemicals operations, forming Baker Petrolite, a leading provider of oilfield chemicals in the major oilfield markets. The Petrolite acquisition also expanded the Company's presence in the refining and industrial chemicals businesses.

Environmental Technology Division of Deutz AG
On July 7, 1997, the Company acquired the Environmental Technology Division, a decanter centrifuge and dryer business, of Deutz AG ("ETD") for $53.0 million, subject to certain post-closing adjustments. ETD was combined with Bird Machine Company and gives the Company a significant presence in the municipal segment of the business as well as a significant presence and service capability in Europe and parts of Asia.

Drilex
On July 14, 1997, the Company acquired Drilex International Inc. ("Drilex"), a provider of products and services used in the directional and horizontal drilling and workover of oil and gas wells, for 2.7 million shares of the Company's common stock. The acquisition of Drilex which has been combined with the operations of Baker Hughes INTEQ, provides the Company with an increased presence in the growing U.S. land directional and horizontal drilling market. In connection with the acquisition of Drilex, the Company recorded an unusual charge of $7.1 million related to transaction and other one-time costs.

BAKER HUGHES INCORPORATED
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Oil Dynamics, Inc.
On October 24, 1997, the Company acquired Oil Dynamics, Inc. ("ODI") from Franklin Electric Co. Inc. ODI is a manufacturer of electric submersible pumps used to lift crude oil in producing regions worldwide and has been added to the operations of Centrilift. The purchase price was $31.5 million, subject to certain post-closing adjustments.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Revenues
1997 vs. 1996
Consolidated revenues for 1997 were $3,685.4 million, an increase of 22% over 1996 revenues of $3,027.7 million. Sales revenues were up $419.9 million, an increase of 21%, and services and rentals revenues were up $237.8 million, an increase of 24%. Approximately 64% of the Company's 1997 consolidated revenues were derived from international activities. The three 1997 acquisitions contributed $192.1 million of the revenue improvement.

Oilfield Operations 1997 revenues were $2,862.6 million, an increase of 19.4% over 1996 revenues of $2,397.9 million. Excluding the Drilex acquisition which accounted for $70.5 million of the revenue improvement, the revenue growth of 16.4% outpaced the 14.4% increase in the worldwide rig count. In particular, revenues in Venezuela increased 37.6%, or $58.6 million, as that country continues to work towards its stated goal of significantly increasing oil production.

Chemical revenues were $417.2 million in 1997, an increase of 68.5% over 1996 revenues of $247.6 million. The Petrolite acquisition was responsible for $91.6 million of the improvement. Revenue growth excluding the acquisition was 31.5% driven by the strong oilfield market and the impact of acquiring the remaining portion of a Venezuelan joint venture in 1997. This investment was accounted for on the equity method in 1996.

Process Equipment revenues for 1997 were $386.1 million, an increase of 9.4% over 1996 revenues of $352.8 million. Excluding revenues from 1997 acquisitions of $32.7 million, revenues were flat compared to the prior year due to weakness in the pulp and paper industry combined with delays in customers' capital spending.

1996 vs. 1995
Consolidated revenues for 1996 increased $390.2 million, or 14.8%, over 1995. Sales revenues were up 13.4% and services and rentals revenues were up 17.8%. International revenues accounted for approximately 65% of 1996 consolidated revenues.

Oilfield Operations revenues increased $325.7 million or 15.7% over 1995 revenues of $2,072.2 million. Activity was particularly strong in several key oilfield regions of the world including the North Sea, Gulf of Mexico and Nigeria where revenues were up $93.4 million, $56.8 million and $30.1 million, respectively. Strong drilling activity drove a $35.5 million increase in Venezuelan revenues.

Chemical revenues rose $23.9 million, or 10.7% over 1995 revenues as its oilfield business benefited from increased production levels in the U.S.

Process Equipment revenues for 1996 increased 10.4% over 1995 revenues of $319.6 million. Excluding revenues from 1996 acquisitions of $21.5 million, revenues increased 3.7%. The growth in the minerals processing and pulp and paper industry slowed from the prior year.

Costs and Expenses Applicable to Revenues
Costs of sales and costs of services and rentals have increased in 1997 and 1996 from the prior years in line with the related revenue increases. Gross margin percentages, excluding the effect of a nonrecurring item in 1997, have increased from 39.0% in 1995 to 39.3% in 1996 and 39.4% in 1997. The nonrecurring item relates to finished goods inventory acquired in the Petrolite acquisition that was increased by $21.9 million to its estimated selling price. The Company sold the inventory in the fourth quarter of 1997 and, as such, the $21.9 million is included in cost of sales in 1997.

Selling, General and Administrative
Selling, general and administrative ("SG&A") expense increased $152.7 million in 1997 from 1996 and $71.2 million in 1996 from 1995. The three 1997 acquisitions were responsible for $54.3 million of the 1997 increase. As a percent of consolidated revenues, SG&A was 26.2%, 26.9% and 28.2% in 1997, 1996 and 1995, respectively.

BAKER HUGHES INCORPORATED
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Excluding the impact of acquisitions, the Company added approximately 2,500 employees during 1997 to keep pace with the increased activity levels. As a result, employee training and development efforts increased in 1997 as compared to the previous two years. These increases were partially offset by $4.1 million of foreign exchange gains in 1997 compared to foreign exchange losses of $11.4 million in 1996 due to the devaluation of the Venezuelan Bolivar.

         The three year cumulative rate of inflation in Mexico exceeded 100% for the year ended December 31, 1996; therefore, Mexico is considered to be a highly inflationary economy. Effective December 31, 1996, the functional currency for the Company's investments in Mexico was changed from the Mexican Peso to the U.S. Dollar.

Amortization Expense
Amortization expense in 1997 increased $2.7 million from 1996 due to the Petrolite acquisition. Amortization expense in 1996 remained comparable to 1995 as no significant acquisitions or dispositions were made during those two years.

Unusual Charge
1997: During the fourth quarter of 1997, the Company recorded an unusual charge of $52.1 million. In connection with the acquisitions of Petrolite, accounted for as a purchase, and Drilex, accounted for as a pooling of interests, the Company recorded unusual charges of $35.5 million and $7.1 million, respectively, to combine the acquired operations with those of the Company. The charges include the cost of closing redundant facilities, eliminating or relocating personnel and equipment and rationalizing inventories that require disposal at amounts less than their cost. A $9.5 million charge was also recorded as a result of the decision to discontinue a low margin, oilfield product line in Latin America and to sell the Tracor Europa subsidiary, a computer peripherals operations, which resulted in a write-down of the investment to its net realizable value. Cash provisions of the unusual charge totaled $19.4 million. The Company spent $5.5 million in 1997 and expects to spend substantially all of the remaining $13.9 million in 1998. Such expenditures relate to specific plans and clearly defined actions and will be funded from operations and available credit facilities.

1996: During the third quarter of 1996, the Company recorded an unusual charge of $39.6 million. The charge consisted primarily of the write-off of $8.5 million of Oilfield Operations patents that no longer protected commercially significant technology, a $5.0 million impairment of a Latin America joint venture due to changing market conditions in the region in which it operates and restructuring charges totaling $24.1 million. The restructuring charges include the downsizing of Baker Hughes INTEQ's Singapore and Paris operations, a reorganization of EIMCO Process Equipment's Italian operations and the consolidation of certain Baker Oil Tools manufacturing operations. Noncash provisions of the charge totaled $25.3 million and consist primarily of the write-down of assets to net realizable value. The remaining $14.3 million of the charge represents future cash expenditures related to severance under existing benefit arrangements, the relocation of people and equipment and abandoned leases. The Company spent $4.2 million of the cash during 1996, $6.3 million in 1997 and expects to spend the remaining $3.8 million in 1998.

Acquired In-process Research and Development
In the Petrolite acquisition, the Company allocated $118.0 million of the purchase price to in-process research and development. In accordance with generally accepted accounting principles, the Company recorded the acquired in-process research and development as a charge to expense because its technological feasibility had not been established and it had no alternative future use at the date of acquisition.

Interest Expense
Interest expense in 1997 decreased $6.9 million from 1996 due to lower average debt levels, primarily as a result of the maturity of the 4.125% Swiss Franc Bonds in June 1996. Interest expense in 1996 remained comparable to 1995 as slightly higher average debt balances were offset by a slightly lower weighted average interest rate.

Gain on Sale of Varco Stock
In May 1996, the Company sold 6.3 million shares of Varco International, Inc. ("Varco") common stock, representing its entire investment in Varco. The Company received net proceeds

BAKER HUGHES INCORPORATED
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


of $95.5 million and recognized a pretax gain of $44.3 million. The Company's investment in Varco was accounted for using the equity method. Equity income included in the Consolidated Statements of Operations for 1996 and 1995 was $1.8 million and $3.2 million, respectively.

Income Taxes
During 1997, the Company reached an agreement with the Internal
Revenue Service ("IRS") regarding the audit of its 1992 and 1993 U.S. consolidated income tax returns. The principal issue in the examination related to inter-company pricing on the transfer of goods and services between U.S. and non-U.S. subsidiary companies. As a result of the agreement, the Company recognized a tax benefit through the reversal of deferred income taxes previously provided of $11.4 million ($.08 per share) in the quarter ended June 30, 1997.

         The effective income tax rate for 1997 was 48.8% as compared to 41.0% in 1996 and 41.5% in 1995. The increase in the rate for 1997 is due in large part to the nondeductible charge for the acquired in-process research and development related to the Petrolite acquisition offset by the IRS agreement as explained above. The effective rates differ from the federal statutory rate in all years due primarily to taxes on foreign operations and nondeductible goodwill amortization. The Company expects the effective income tax rate in 1998 to be between 38% and 39%.

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

CAPITAL RESOURCES AND LIQUIDITY
--------------------------------------------------------------------------------

Financing Activities
Net cash inflows from financing activities were $22.8 million in 1997 compared to net cash outflows of $152.2 million and $95.5 million in 1996 and 1995, respectively.

         Total debt outstanding at September 30, 1997 was $781.4 million, compared to $675.5 million at September 30, 1996 and $801.3 million at September 30, 1995. The debt to equity ratio was .30 at September 30, 1997, compared to .40 at September 30, 1996 and .53 at September 30, 1995. The improvement in 1997 was due primarily to the increase in stockholders' equity resulting from the issuance of 24.6 million shares of the Company's common stock offset by the increase in debt. The 1996 improvement was driven by a decrease in debt levels.

         In July 1997, the Company used $57.4 million of cash to repay debt acquired in the Petrolite and Drilex acquisitions. Cash obtained in the Petrolite acquisition and short-term facilities funded the debt repayment. Borrowings under commercial paper and revolving credit facilities increased $96.4 million during 1997 to fund higher levels of working capital in support of increased market activity. In 1996, the Company used $108.4 million of cash to repay the 4.125% Swiss Franc Bonds that matured. The proceeds from the sale of Varco common stock funded the retirement in 1996.

         During 1997 and 1996, the price of the Company's common stock increased significantly resulting in $53.4 million and $43.7 million, respectively, of capital raised through the exercise of employee stock options and other employee stock plans.

         Cash dividends in 1997 increased due to the increase in the number of shares of common stock outstanding. In June 1995, the Company repurchased all outstanding shares of its convertible preferred stock for $167.0 million. Existing cash on hand and borrowings from commercial paper and revolving credit facilities funded the repurchase. Cash dividends decreased in 1996 due to the repurchase.

         At September 30, 1997, the Company had $639.3 million of credit facilities with commercial banks, of which $300.0 million is committed. These facilities are subject to normal banking terms and conditions and do not materially restrict the Company's activities.

BAKER HUGHES INCORPORATED
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Investing Activities
Net cash outflows from investing activities were $219.3 million in 1997 compared to cash outflows of $40.9 million in 1996 and $94.1 million in 1995.

         Property additions increased significantly in 1997 to $342.7 million from $182.2 million in 1996 as the Company added capacity to meet the increased market demand. In 1995, property additions were $138.9 million. The majority of the capital expenditures have been for purchases of rental tools to supplement the rental fleet and machinery and equipment and accounted for 46% and 45% of 1997 capital expenditures, respectively. The Company expects 1998 capital expenditures to be in excess of $450 million. Funds provided from operations and outstanding lines of credit are expected to be adequate to meet future capital expenditure requirements.

         During June 1997, the Company began a multi-year initiative designed to reengineer the Company's business processes and develop and implement an enterprise wide software system. The initiative, named "Project Renaissance", will utilize SAP's R/3 as its software platform across the whole of the Company. This project is expected to cost in excess of $200 million over a four year period, and annual recurring cost savings in excess of $100 million have been quantified and targeted.

         Proceeds from the disposal of assets generated $58.4 million in 1997, $78.5 million in 1996 and $44.8 million in 1995. The Company obtained $68.7 million of cash from the stock for stock acquisitions of Petrolite and Drilex in 1997.

         The Company used existing cash on hand and short term borrowings to purchase ETD in 1997 for a purchase price, net of cash acquired, of $52.2 million and to purchase Vortoil Separation Systems and KTM Process Equipment Inc. in 1996 for a purchase price, net of cash acquired, of $32.7 million.

         In July 1997, the Company sold all of the marketable securities obtained in the Barnickel acquisition for $48.5 million. In May 1996, the Company sold its entire investment in Varco receiving net proceeds of $95.5 million.

Operating Activities
Net cash inflows from operating activities were $199.5 million, $194.7 million and $127.2 million in 1997, 1996 and 1995, respectively, and continue to provide the principal source of the Company's liquidity. Higher levels of cash generated from net income as adjusted for noncash charges and credits were used to fund increases in receivables and inventories due to increased activity levels.

ACCOUNTING STANDARDS
--------------------------------------------------------------------------------

Postemployment Benefits
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 112, Employers' Accounting for Postemployment Benefits, effective October 1, 1994. The Company recognized a charge to income of $14.6 million ($.10 per share), net of a $7.9 million tax benefit, in the first quarter of 1995. Expense under SFAS No. 112 for 1995 was not significantly different from the prior method of cash basis accounting.

Impairment of Long-Lived Assets
The Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, effective October 1, 1996. The statement sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill, and how to measure such an impairment. The methodology set forth in SFAS No. 121 is not significantly different from the Company's prior policy and, therefore, the adoption of SFAS No. 121 did not have a significant impact on the consolidated financial statements, as it relates to impairment of long-lived assets used in operations. However, SFAS No. 121 also addresses the accounting for long-lived assets to be disposed of and requires these assets to be carried at the lower of cost or fair market value, rather than the lower of cost or net realizable value, the method that was previously used by the Company. The Company recognized a charge to income of $12.1 million ($.08 per share), net of a tax benefit of $6.0 million, as the cumulative effect of a change in accounting in the first quarter of 1997.

BAKER HUGHES INCORPORATED
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Stock Based Compensation
In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, Accounting for Stock-Based Compensation, effective October 1, 1996. SFAS No. 123 permits, but does not require, a fair value based method of accounting for employee stock option plans that results in compensation expense being recognized in the results of operations when stock options are granted. The Company continues to use the intrinsic value method of accounting for such plans where no compensation expense is recognized when the exercise price of an employee stock option is equal to the market price of the Company's common stock on the grant date.

Earnings Per Share
In February 1997, the FASB issued SFAS No. 128, Earnings per Share, which establishes new standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 will require the presentation of "basic" and "diluted" EPS on the face of the income statement, including all prior periods presented, and is effective for the Company in the quarter ending December 31, 1997. The calculation of basic EPS will result in a per share amount equal to that currently presented for income per share of common stock. The calculation of diluted EPS is expected to be lower than the basic EPS calculation by approximately 3%.

Comprehensive Income
In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which for the Company, is effective in the year ending September 30, 1999. SFAS No. 130 establishes standards for the reporting and displaying of comprehensive income and its components. The Company will be analyzing SFAS No. 130 during 1998 to determine what, if any, additional disclosures will be required.

QUANTITATIVE AND QUALITATIVE
MARKET RISK DISCLOSURES
--------------------------------------------------------------------------------

The Company is exposed to certain market risks which are inherent in the Company's financial instruments which arise from transactions which are entered into in the normal course of business. The Company may enter into derivative financial instrument transactions in order to manage or reduce market risk. The Company does not enter into derivative financial instrument transactions for speculative purposes. A discussion of the Company's primary market risk exposures in financial instruments is presented below.

Long-term Debt
The Company is subject to interest rate risk on its long-term fixed interest rate debt. Commercial paper borrowings and borrowings under revolving credit facilities do not give rise to significant interest rate risk because these borrowings have maturities of less than three months. All things being equal, the fair market value of debt with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise. This exposure to interest rate risk is managed by borrowing money that has a variable interest rate or using interest rate swaps to change fixed interest rate borrowings to variable interest rate borrowings. Generally, the Company maintains a variable interest rate mix of between 50% and 60% of total borrowings. Interest rates have remained relatively stable over the past year, and the Company anticipates such rates to fluctuate modestly over the next year.

BAKER HUGHES INCORPORATED
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following table sets forth, as of September 30, 1997, the Company's principal cash flows for its long-term debt obligations, which bear a fixed rate of interest and are denominated in U.S. dollars, and the related weighted average interest rates by expected maturity dates. Additionally, the table sets forth the notional amounts and weighted average interest rates of the Company's interest rate swaps by expected maturity.


                                      1998        1999       2000       2001      2002    Thereafter      Total    Fair Value
                                    -------      -------   --------    -------   -------   --------      --------   -------
Long-term debt                                   $ 150.0   $   93.0                        $  485.2 (1)  $  728.2   $ 688.0
   Weighted average interest
     rates                                          7.73%      8.59%                           4.75%         6.08%
Fixed to variable swaps           $   230.5                $   93.0
   Pay rate                            3.55% (2)               7.82% (3)
   Receive rate                        3.50%                   8.59%


(1) Includes a zero-coupon instrument with an accreted value of $263.3 million at September 30, 1997.

(2) 30-day commercial paper minus 1.96% settled at maturity in May 1998.

(3) Six-month LIBOR plus 2% settled semi-annually, maturing in January 2000.

         Included in the table above in the "Thereafter" column is the Company's Liquid Yield Option Notes ("LYONS") which are convertible into Company common stock at the option of the holder. As such, the fair value of the LYONS is determined, in addition to changes in interest rates, by changes in the market price of the Company's common stock. Holding interest rates constant, a 20% decline in the market price of the Company's common stock would cause the fair value of the LYONS at September 30, 1997 to decrease by a comparable percent amount since the LYONS trade more like an equity instrument than a debt instrument because the market price of the Company's common stock at September 30, 1997 of $43.81 is significantly above the LYONS conversion price of $37.35.

Investments
The Company's investment in common stock and common stock warrants of Tuboscope, Inc. ("Tuboscope") is subject to equity price risk as the common stock of Tuboscope is traded on the New York Stock Exchange. Warrants to buy shares of Tuboscope common stock derive their value, in part, from the market value of Tuboscope common stock. This investment is classified as available for sale and, consequently, is reflected in the consolidated statement of financial position at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. At September 30, 1997, the fair value of the Company's investment in common stock and common stock warrants of Tuboscope was $120.5 million. The Tuboscope common stock was valued at the closing price reported on the New York Stock Exchange, and the warrants were valued using the Black-Scholes option-pricing model. No actions have been taken by the Company to hedge this market risk exposure. A 20% decline in the market price of the Tuboscope common stock would cause the fair value of the investment in common stock and common stock warrants of Tuboscope to decrease $26.1 million.

Foreign Currency
The Company's operations are conducted around the world in a number of different currencies. As such, there is exposure to future earnings due to changes in foreign currency exchange rates when transactions are denominated in currencies other than the Company's functional currency, which is the primary currency in which the Company conducts business. The Company hedges all or part of the future earnings exposure when it believes the risk of loss is greater than the cost of the associated hedge. At September 30, 1997, the Company had not entered into any significant foreign exchange or swap contracts.

         Certain short-term borrowings of the Company are denominated in a currency other than its functional currency. At September 30, 1997, the Company's non-functional currency short-term borrowings totaled $32.5 million where the primary exposure was to the Pound Sterling and the Dutch Guilder. A 10% appreciation of the U.S. Dollar against each of these currencies would not have a significant effect on the future earnings of the Company.

BAKER HUGHES INCORPORATED
INDEPENDENT AUDITORS' REPORT


STOCKHOLDERS OF BAKER HUGHES INCORPORATED:
--------------------------------------------------------------------------------

We have audited the consolidated statements of financial position of Baker Hughes Incorporated and its subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and its subsidiaries at September 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.

         As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for postemployment benefits effective October 1, 1994 to conform with Statement of Financial Accounting Standards No.
112. Also as discussed in Note 1, the Company changed its method of accounting for impairment of long-lived assets to be disposed of effective October 1, 1996 to conform with Statement of Financial Accounting Standards No. 121.




/s/ DELOITTE & TOUCHE LLP
November 12, 1997
Houston, Texas

BAKER HUGHES INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)



Years Ended September 30,                                                     1997           1996           1995
                                                                            --------       --------       --------
Revenues:
   Sales                                                                    $2,466.7       $2,046.8       $1,805.1
   Services and rentals                                                      1,218.7          980.9          832.4
                                                                            --------       --------       --------
         Total                                                               3,685.4        3,027.7        2,637.5
                                                                            --------       --------       --------
Costs and expenses:
   Costs of sales                                                            1,573.3        1,278.1        1,133.6
   Costs of services and rentals                                               682.9          559.5          475.1
   Selling, general and administrative                                         966.9          814.2          743.0
   Amortization of goodwill and other intangibles                               32.3           29.6           29.9
   Unusual charge                                                               52.1           39.6
   Acquired in-process research and development                                118.0
                                                                            --------       --------       --------
         Total                                                               3,425.5        2,721.0        2,381.6
                                                                            --------       --------       --------
Operating income                                                               259.9          306.7          255.9
Interest expense                                                               (48.6)         (55.5)         (55.6)
Interest income                                                                  1.8            3.4            4.8
Gain on sale of Varco stock                                                                    44.3
                                                                            --------       --------       --------
Income before income taxes and cumulative effect of accounting changes         213.1          298.9          205.1
Income taxes                                                                  (104.0)        (122.5)         (85.1)
                                                                            --------       --------       --------
Income before cumulative effect of accounting changes                          109.1          176.4          120.0
Cumulative effect of accounting changes:
   Impairment of long-lived assets to be disposed of
      (net of $6.0 income tax benefit)                                         (12.1)
   Postemployment benefits (net of $7.9 income tax benefit)                                                  (14.6)
                                                                            --------       --------       --------
Net income                                                                  $   97.0       $  176.4       $  105.4
                                                                            ========       ========       ========

Per share of common stock:
   Income before cumulative effect of accounting changes                    $    .71       $   1.23       $    .67
   Cumulative effect of accounting changes                                      (.08)                         (.10)
                                                                            --------       --------       --------
   Net income                                                               $    .63       $   1.23       $    .57
                                                                            ========       ========       ========


See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In millions)




September 30,                                                                              1997          1996
                                                                                          --------     --------
                                                         ASSETS
Current Assets:
Cash and cash equivalents                                                                 $    8.6     $    7.7
Receivables-less allowance for doubtful accounts 1997, $23.9; 1996, $22.9                  1,047.1        793.8
Inventories                                                                                1,030.5        802.2
Deferred income taxes                                                                         83.8         78.7
Other current assets                                                                          50.5         34.0
                                                                                          --------     --------
      Total current assets                                                                 2,220.5      1,716.4
Property-net                                                                                 982.9        599.0
Other assets                                                                                 497.5        224.7
Excess costs arising from acquisitions - less accumulated amortization:
   1997, $163.1; 1996, $156.9                                                              1,055.4        757.3
                                                                                          --------     --------
      Total assets                                                                        $4,756.3     $3,297.4
                                                                                          ========     ========


                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                                                          $  499.7     $  330.1
Short-term borrowings and current portion of long-term debt                                    9.6          1.9
Accrued employee compensation and benefits                                                   223.2        155.3
Income taxes payable                                                                          48.6         32.9
Other accrued liabilities                                                                    155.2        115.1
                                                                                          --------     --------
      Total current liabilities                                                              936.3        635.3
                                                                                          --------     --------
Long-term debt                                                                               771.8        673.6
                                                                                          --------     --------
Deferred income taxes                                                                        275.9        150.5
                                                                                          --------     --------
Other long-term liabilities                                                                  167.7        148.8
                                                                                          --------     --------
Commitments and contingencies

Stockholders' Equity:
Common stock, one dollar par value
   (authorized 400.0 shares; outstanding 169.1 shares in 1997 and 144.5 shares in 1996)      169.1        144.5
Capital in excess of par value                                                             2,236.0      1,393.6
Retained earnings                                                                            283.7        250.6
Cumulative foreign currency translation adjustment                                          (144.9)      (118.8)
Unrealized gain on securities available for sale                                              60.7         19.3
                                                                                          --------     --------
      Total stockholders' equity                                                           2,604.6      1,689.2
                                                                                          --------     --------
      Total liabilities and stockholders' equity                                          $4,756.3     $3,297.4
                                                                                          ========     ========


See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except per share amounts)


                                                                                           Cumulative   Unrealized
                                                                                             Foreign     Gain (Loss)
                                                                     Capital               Currency on   Securities
For the three years ended                    Preferred   Common     In Excess   Retained  Translation     Available
September 30, 1997                             Stock      Stock   of Par Value  Earnings   Adjustment      for Sale      Total
                                            --------- ---------   ---------   ---------     ---------      ---------   ---------
BALANCE, SEPTEMBER 30, 1994                 $   4.0   $   140.9   $ 1,474.0   $  125.3     $  (102.9)     $ (2.8)     $ 1,638.5
   Net income                                                                    105.4                                    105.4
   Cash and accrued dividends on
      $3.00 convertible preferred stock                                           (8.0)                                    (8.0)
   Cash dividends on common
      stock ($.46 per share)                                                     (65.0)                                   (65.0)
   Foreign currency translation adjustment                                                      (4.8)                      (4.8)
   Repurchase of $3.00 convertible
      preferred stock                          (4.0)                 (145.4)     (17.6)                                  (167.0)
   Unrealized loss adjustment                                                                               (0.6)          (0.6)
   Stock issued pursuant to
      employee stock plans                                  1.3        13.7                                                15.0
                                            --------- ---------   ---------   ---------    ---------      ---------   ---------
BALANCE, SEPTEMBER 30, 1995                               142.2     1,342.3      140.1        (107.7)       (3.4)       1,513.5
   Net income                                                                    176.4                                    176.4
   Cash dividends on common
      stock ($.46 per share)                                                     (65.9)                                   (65.9)
   Foreign currency translation adjustment                                                     (11.1)                     (11.1)
   Unrealized gain adjustment,
      net of $12.2 tax charge                                                                               22.7           22.7
   Stock issued pursuant to
      employee stock plans                                  2.3        46.2                                                48.5
   Tax benefit related to employee
      stock plans                                                       5.1                                                 5.1
                                            --------- ---------   ---------   ---------    ---------      ---------   ---------
BALANCE, SEPTEMBER 30, 1996                               144.5     1,393.6      250.6        (118.8)       19.3        1,689.2
   Drilex pooling of interests                              2.7        46.9        5.7                                     55.3
   Net income                                                                     97.0                                     97.0
   Cash dividends on common
      stock ($.46 per share)                                                     (69.6)                                   (69.6)
   Foreign currency translation adjustment                                                     (26.1)                     (26.1)
   Unrealized gain adjustment,
      net of $22.3 tax charge                                                                               41.4           41.4
   Petrolite acquisition                                   19.3       731.9                                               751.2
   Stock issued pursuant to
      employee stock plans                                  2.6        52.6                                                55.2
   Tax benefit related to employee
      stock plans                                                      11.0                                                11.0
                                            --------- ---------   ---------   ---------   ----------      ---------   ---------
BALANCE, SEPTEMBER 30, 1997                           $   169.1   $ 2,236.0   $  283.7    $   (144.9)     $ 60.7      $ 2,604.6
                                            --------- ---------   ---------   ---------   ----------      ---------   ---------


See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)




Years Ended September 30,                                                               1997          1996         1995
                                                                                      --------     --------     --------
Cash Flows From Operating Activities:
Net income                                                                            $   97.0     $  176.4     $  105.4
Adjustments to reconcile net income to net cash flows from operating activities:
      Depreciation and amortization of:
         Property                                                                        143.9        115.9        114.2
         Other assets and debt discount                                                   42.1         39.9         40.4
      Deferred income taxes                                                               (6.8)        30.2         44.8
      Noncash portion of unusual charge                                                   32.7         25.3
      Acquired in-process research and development                                       118.0
      Gain on sale of Varco stock                                                                     (44.3)
      Gain on disposal of assets                                                         (18.4)       (31.7)       (18.3)
      Foreign currency translation (gain)/loss-net                                        (6.1)         8.9          1.9
      Cumulative effect of accounting changes                                             12.1                      14.6
      Change in receivables                                                             (129.8)       (84.1)       (94.7)
      Change in inventories                                                             (114.9)       (73.8)       (79.9)
      Change in accounts payable                                                          65.3         22.6         51.7
      Changes in other assets and liabilities                                            (35.6)         9.4        (52.9)
                                                                                      --------     --------     --------
Net cash flows from operating activities                                                 199.5        194.7        127.2
                                                                                      --------     --------     --------
Cash Flows From Investing Activities:
      Property additions                                                                (342.7)      (182.2)      (138.9)
      Proceeds from disposal of assets                                                    58.4         78.5         44.8
      Cash obtained in stock acquisitions                                                 68.7
      Acquisition of businesses, net of cash acquired                                    (52.2)       (32.7)
      Proceeds from sale of investments                                                   48.5         95.5
                                                                                      --------     --------     --------
Net cash flows from investing activities                                                (219.3)       (40.9)       (94.1)
                                                                                      --------     --------     --------
Cash Flows From Financing Activities:
      Net borrowings (payments) from commercial paper and
         revolving credit facilities                                                      96.4        (21.6)        42.7
      Repayment of indebtedness                                                          (57.4)      (108.4)
      Proceeds from exercise of stock options                                             53.4         43.7          9.8
      Dividends                                                                          (69.6)       (65.9)       (74.0)
      Proceeds from exercise of debenture purchase warrants                                                         93.0
      Repurchase of preferred stock                                                                               (167.0)
                                                                                      --------     --------     --------
Net cash flows from financing activities                                                  22.8       (152.2)       (95.5)
                                                                                      --------     --------     --------
Effect of exchange rate changes on cash                                                   (2.1)        (0.7)
                                                                                      --------     --------     --------
Increase (decrease) in cash and cash equivalents                                           0.9          0.9        (62.4)
Cash and cash equivalents, beginning of year                                               7.7          6.8         69.2
                                                                                      --------     --------     --------
Cash and cash equivalents, end of year                                                $    8.6     $    7.7     $    6.8
                                                                                      ========     ========     ========


See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation: The consolidated financial statements include the accounts of Baker Hughes Incorporated and all majority owned subsidiaries (the "Company"). Investments in which the Company owns 20% to 50% and exercises significant influence over operating and financial policies are accounted for on the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation. In the Notes to Consolidated Financial Statements, all dollar amounts in tabulations are in millions of dollars unless otherwise indicated.

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

Property: Property is stated principally at cost less accumulated depreciation, which is generally provided using the straight-line method over the estimated useful lives of individual items. The Company manufactures a substantial portion of its rental tools and equipment, and the cost of these items includes direct and indirect manufacturing costs. The Company is implementing an enterprise-wide software system. External direct costs of consulting services and payroll related cost of employees who work full time on implementation of the enterprise-wide software system are capitalized. Costs associated with business process reengineering and training are expensed as incurred.

Impairment of assets: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, effective October 1, 1996. The statement sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill, and how to measure such an impairment. The methodology set forth in SFAS No. 121 is not significantly different from the Company's prior policy and, therefore, the adoption of SFAS No. 121 did not have a significant impact on the consolidated financial statements as it relates to impairment of long-lived assets used in operations. However, SFAS No. 121 also addresses the accounting for long-lived assets to be disposed of and requires these assets to be carried at the lower of cost or fair market value, rather than the lower of cost or net realizable value, the method that was previously used by the Company. The Company recognized a charge to income of $12.1 million ($.08 per share), net of a tax benefit of $6.0 million, as the cumulative effect of a change in accounting in the first quarter of 1997.

Investments: Investments in debt and equity securities, other than those accounted for by the equity method, are classified as available for sale and reported at fair value with unrealized gains or losses, net of tax, recorded as a separate component of stockholders' equity.

Excess costs arising from acquisitions: Excess costs arising from acquisitions are amortized on the straight-line method over the lesser of its expected useful life or forty years.

Income taxes: Deferred income taxes are determined utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities.

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Environmental matters: Remediation costs are accrued based on estimates of known environmental remediation exposure. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred.

Stock based compensation: The intrinsic value method of accounting is used for stock based employee compensation whereby no compensation expense is recognized when the exercise price of an employee stock option is equal to the market price of the Company's common stock on the grant date. Additionally, no expense is recognized for shares issued under the Company's employee stock purchase plan.

Postemployment benefits: The Company adopted SFAS No. 112, Employers' Accounting for Postemployment Benefits, effective October 1, 1994. The standard requires that the cost of benefits provided to former or inactive employees after employment, but before retirement, be accrued when it is probable that a benefit will be provided, or in the case of service related benefits, over the period earned. The cost of providing these benefits was previously recognized as a charge to income in the period the benefits were paid. The cumulative effect of adopting SFAS No. 112 was a charge to income of $14.6 million ($.10 per share), net of a tax benefit of $7.9 million, in the first quarter of 1995.

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

Income per share: Net income per common share is based on the weighted average number of shares outstanding during the respective periods and excludes the negligible dilutive effect of shares issuable in connection with employee stock and stock option plans.

         The following table presents information necessary to calculate net income per common share for the periods indicated:


                                   1997          1996         1995
                                  -------       -------      -------
Net income                        $  97.0       $ 176.4      $ 105.4
Less:
   Preferred stock dividends                                    (8.0)
   Effect of preferred
     stock repurchase                                          (17.6)
                                  -------       -------      -------
Net income applicable
   to common stock                $  97.0       $ 176.4      $  79.8
                                  =======       =======      =======
Weighted average shares
   outstanding                      153.1         143.3        141.2
                                  =======       =======      =======

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

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2
INVENTORIES
--------------------------------------------------------------------------------

Inventories are comprised of the following:


                       1997         1996
                     -------       -------
Finished goods      $  832.3     $   665.7
Work in process         98.3          70.6
Raw materials           99.9          65.9
                    --------     ---------
   Total            $1,030.5     $   802.2
                    ========     =========


NOTE 3
PROPERTY, PLANT & EQUIPMENT
--------------------------------------------------------------------------------

Property, plant and equipment is comprised of the following:


                                  1997           1996
                                --------       --------
Land                            $   42.6       $   27.3
Buildings                          372.7          290.7
Machinery and equipment            814.0          577.2
Rental tools and equipment         782.7          621.1
                                --------       --------
   Total property                2,012.0        1,516.3
Accumulated depreciation        (1,029.1)        (917.3)
                                --------       --------
   Property - net               $  982.9       $  599.0
                                ========       ========


NOTE 4
ACQUISITIONS AND DISPOSITIONS
--------------------------------------------------------------------------------

1997

Petrolite
In July 1997, the Company acquired Petrolite Corporation ("Petrolite") and Wm.
S. Barnickel & Company ("Barnickel"), the holder of 47.1% of Petrolite's common stock, for 19.3 million shares of the Company's common stock having a value of $730.2 million in a three-way business combination accounted for using the purchase method of accounting. Additionally, the Company assumed Petrolite's outstanding vested and unvested employee stock options which were converted into the right to acquire 1.0 million shares of the Company's common stock. Such assumption of Petrolite options by the Company had a fair market value of $21.0 million resulting in total consideration in the acquisitions of $751.2 million. Petrolite, previously a publicly held company, is a manufacturer and marketer of specialty chemicals used in the petroleum and process industries. Barnickel was a privately held company that owned marketable securities, that were sold after the acquisition, in addition to its investment in Petrolite.

         The purchase price has been allocated to the assets purchased and the liabilities assumed based on their estimated fair market values at the date of acquisition as follows:



Working capital                          $   64.5
Property                                    170.1
Prepaid pension cost                         80.3
Intangible assets                           126.0
Other assets                                 89.6
In-process research and development         118.0
Goodwill                                    263.7
Debt                                        (31.7)
Deferred income taxes                      (106.7)
Other liabilities                           (22.6)
                                         --------
   Total                                 $  751.2
                                         ========

         In accordance with generally accepted accounting principles, the amount allocated to in-process research and development, which was determined by an independent valuation, has been recorded as a charge to expense in the fourth quarter of 1997 because its technological feasibility had not been established and it had no alternative future use at the date of acquisition.

         The Company incurred certain liabilities as part of the plan to combine the operations of Petrolite with those of the Company. These liabilities relate to the Petrolite operations and include severance of $13.8 million for redundant marketing, manufacturing and administrative personnel, relocation of $5.8 million for moving equipment and transferring marketing and technology personnel, primarily from St. Louis to Houston, and environmental remediation of $16.5 million for redundant properties and facilities that will be sold. Cash spent during the fourth quarter of 1997 totaled $7.7 million. The Company anticipates completing these activities in 1998, except for some environmental remediation which will occur in 1998 and 1999.

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The operating results of Petrolite and Barnickel are included in the 1997 consolidated statement of operations from the acquisition date, July 2, 1997. The following unaudited pro forma information combines the results of operations of the Company, Petrolite and Barnickel assuming the acquisitions had occurred at the beginning of the periods presented. The pro forma summary does not necessarily reflect the results that would have occurred had the acquisitions been completed for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future, and excludes certain nonrecurring charges related to the acquisition which have an after tax impact of $155.2 million.


(Per share amounts in dollars)                   1997           1996
                                               ---------      ---------
Revenues                                       $ 3,944.0      $ 3,388.4
Income before accounting change                    283.9          189.3
Income per share before accounting change           1.69           1.16

         In connection with the acquisition of Petrolite, the Company recorded an unusual charge of $35.5 million. See Note 5 of Notes to Consolidated Financial Statements.

Environmental Technology Division of Deutz AG
In July 1997, the Company acquired the Environmental Technology Division, a decanter centrifuge and dryer business, of Deutz AG ("ETD") for $53.0 million, subject to certain post-closing adjustments. This acquisition is now part of Bird Machine Company and has been accounted for using the purchase method of accounting. Accordingly, the cost of the acquisition has been allocated to assets acquired and liabilities assumed based on their estimated fair market values at the date of acquisition, July 7, 1997. The operating results of ETD are included in the 1997 consolidated statement of operations from the acquisition date. Pro forma results of the acquisition have not been presented as the pro forma revenue, income before accounting change and earnings per share would not be materially different from the Company's actual results. For its most recent fiscal year ended December 31, 1996, ETD had revenues of $103.0 million.

Drilex
In July 1997, the Company acquired Drilex International Inc. ("Drilex") a provider of products and services used in the directional and horizontal drilling and workover of oil and gas wells for 2.7 million shares of the Company's common stock. The acquisition was accounted for using the pooling of interests method of accounting. Under this method of accounting, the historical cost basis of the assets and liabilities of the Company and Drilex are combined at recorded amounts and the results of operations of the combined companies for 1997 are included in the 1997 consolidated statement of operations. The historical results of the separate companies for years prior to 1997 are not combined because the retained earnings and results of operations of Drilex are not material to the consolidated financial statements of the Company. In connection with the acquisition of Drilex, the Company recorded an unusual charge of $7.1 million for transaction and other one time costs associated with the acquisition. See Note 5 of Notes to Consolidated Financial Statements. For its fiscal year ended December 31, 1996 and 1995, Drilex had revenues of $76.1 million and $57.5 million, respectively.

1996
In April 1996, the Company purchased the assets and stock of a business operating as Vortoil Separation Systems, and certain related oil/water separation technology, for $18.8 million. In June 1996, the Company purchased the stock of KTM Process Equipment, Inc., a centrifuge company, for $14.1 million. These acquisitions are part of Baker Hughes Process Equipment Company and have been accounted for using the purchase method of accounting. Accordingly, the costs of the acquisitions have been allocated to assets acquired and liabilities assumed based on their estimated fair market values at the dates of acquisition. The operating results are included in the consolidated statements of operations from the respective acquisition dates.

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         In April 1996, the Company exchanged the 100,000 shares of Tuboscope Inc. ("Tuboscope") Series A convertible preferred stock held by the Company since October 1991, for 1.5 million shares of Tuboscope common stock and a warrant to purchase 1.25 million shares of Tuboscope common stock. The warrants are exercisable at $10 per share and expire on December 31, 2000.

         In May 1996, the Company sold 6.3 million shares of Varco International, Inc. ("Varco") common stock, representing its entire investment in Varco. The Company received net proceeds of $95.5 million and recognized a pretax gain of $44.3 million. The Company's investment in Varco was accounted for using the equity method. Equity income included in the consolidated statements of operations for 1996 and 1995 was $1.8 million and $3.2 million, respectively.

NOTE 5
UNUSUAL CHARGE
--------------------------------------------------------------------------------

1997
During the fourth quarter of 1997, the Company recognized a $52.1 million unusual charge consisting of the following:


Baker Petrolite:
   Severance for 140 employees                              $    2.2
   Relocation of people and equipment                            3.4
   Environmental                                                 5.0
   Abandoned leases                                              1.5
   Integration costs                                             2.8
   Inventory write-down                                         11.3
   Write-down of other assets                                    9.3
Drilex:
   Write-down of property and other assets                       4.1
   Banking and legal fees                                        3.0
Discontinued product lines:
   Severance for 50 employees                                    1.5
   Write-down of inventory, property and other assets            8.0
                                                            --------
     Total                                                  $   52.1
                                                            ========

         In connection with the acquisitions of Petrolite and Drilex, the Company recorded unusual charges of $35.5 million and $7.1 million, respectively, to combine the acquired operations with those of the Company. The charges include the cost of closing redundant facilities, eliminating or relocating personnel and equipment and rationalizing inventories that require disposal at amounts less than their cost. A $9.5 million charge was recorded as a result of the decision to discontinue a low margin, oilfield product line in Latin America and to sell the Tracor Europa subsidiary, a computer peripherals operation, which resulted in a write-down of the investment to net realizable value. Cash provisions of the unusual charge totaled $19.4 million. The Company spent $5.5 million in 1997 and expects to spend substantially all of the remaining $13.9 million in 1998.

1996
During the third quarter of 1996, the Company recognized a $39.6 million unusual charge consisting of the following:

Patent write-off                                    $    8.5
Impairment of joint venture                              5.0
Restructurings:
   Severance for 360 employees                           7.1
   Relocation of people and equipment                    2.3
   Abandoned leases                                      2.8
   Inventory write-down                                  1.5
   Write-down of assets                                 10.4
Other                                                    2.0
                                                    --------
Total                                               $   39.6
                                                    ========


         The Company has certain oilfield operations patents which no longer protect commercially significant technology resulting in the write-off of $8.5 million. A $5.0 million impairment of a Latin America joint venture was recorded due to changing market conditions in the region in which it operates. The Company recorded a $24.1 million restructuring charge including the downsizing of Baker Hughes INTEQ's Singapore and Paris operations, a reorganization of EIMCO Process Equipment's Italian operations and the consolidation of certain Baker Oil Tools manufacturing operations. Cash provisions of the charge totaled $14.3 million. The Company spent $4.2 million in 1996, $6.3 million in 1997 and expects to spend the remaining $3.8 million in 1998.

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6
INDEBTEDNESS
--------------------------------------------------------------------------------
Long-term debt consists of the following:

                                               1997        1996
                                            ---------   ---------
Commercial Paper with an average
   interest rate of 5.5% at
   September 30, 1997                        $   74.0     $  44.0
Revolving Credit Facilities due through
   1999 with an average interest rate
   of 6.39% at September 30, 1997                90.8        33.0
Liquid Yield Option Notes ("LYONS")
   due May 2008 with a yield to
   maturity of 3.5% per annum, net
   of unamortized discount of
   $121.9  ($131.3 in 1996)                     263.3       253.9
7.625% Notes due February 1999
   with an effective interest rate
   of 7.73%, net of unamortized
   discount of $.4 ($.7 in 1996)                149.6       149.3
8% Notes due May 2004 with an effective
   interest rate of 8.08%, net of
   unamortized discount
   of $.9  ($1.1 in 1996)                        99.1        98.9
Debentures with an effective interest
   rate of 8.59%, due January 2000               93.0        93.0
Other                                             2.1         1.7
                                             --------     -------
Total debt                                      771.9       673.8
Less current maturities                           0.1         0.2
                                             --------     -------
Long-term debt                               $  771.8     $ 673.6
                                             ========     =======

         At September 30, 1997, the Company had $639.3 million of credit facilities with commercial banks, of which $300.0 million is committed. The committed facilities expire in 1999. The Company's policy is to classify commercial paper and borrowings under revolving credit facilities as long-term debt since the Company has the ability under certain credit agreements, and the intent, to maintain these obligations for longer than one year. These facilities are subject to normal banking terms and conditions and do not materially restrict the Company's activities.

         The LYONS are convertible into the Company's common stock at a conversion price of $37.35 per share, calculated as of November 5, 1997, and increases at an annual rate of 3.5%. At the option of the Company, the LYONS may be redeemed for cash at any time on or after May 5, 1998, at a redemption price equal to the issue price plus accrued original issue discount through the date of redemption. At the option of the holder, the LYONS may be redeemed for cash on May 5, 1998, or on May 5, 2003, for a redemption price equal to the issue price plus accrued original issue discount through the date of redemption. The Company does not expect that the holders will redeem the LYONS for cash in May 1998 as long as the Company's common stock trades at levels above the conversion price.

         Maturities of long-term debt for the next five years are as follows:
1998-$.1 million; 1999-$315.0 million; 2000-$93.5 million; 2001-$.9 million and
2002-$.1 million.

NOTE 7
FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

At September 30, 1997, the Company had two interest rate swap agreements for notional amounts of $93.0 million and $230.5 million maturing January 27, 2000 and May 5, 1998, respectively. These swaps effectively exchange a weighted average fixed interest rate of 5.0% for variable interest rates on the notional amount. The variable interest rate is six-month LIBOR plus 2% and 30-day commercial paper rates minus 1.96% on notional amounts of $93.0 million and $230.5 million, respectively. The interest rate swaps settle semi-annually with respect to the $93.0 million notional amount and upon maturity with respect to the $230.5 million notional amount. At September 30, 1997 and 1996, the Company had recorded an asset of $2.6 million and $3.3 million, respectively, related to the interest rate swap agreements. In the unlikely event that the counterparties fail to meet the terms of an interest rate swap agreement, the Company's exposure is limited to the interest rate differential.

         Except as described below, the estimated fair values of the Company's financial instruments at September 30, 1997 and 1996 approximate their carrying value as reflected in the consolidated statements of financial position. The Company's financial instruments include cash and short-term investments, receivables, investments, payables, debt and interest rate and foreign currency contracts. The fair value of such financial instruments has been estimated based on quoted market prices and the Black-Scholes option-pricing model.

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The estimated fair value of the Company's debt, at September 30, 1997 and 1996 was $864.4 million and $704.8 million, respectively, which differs from the carrying amounts of $781.4 million and $675.5 million, respectively, included in the consolidated statements of financial position. The fair value of the Company's interest rate swap contracts at September 30, 1997 and 1996 was $2.7 million and $.1 million, respectively.

NOTE 8
EMPLOYEE STOCK PLANS
--------------------------------------------------------------------------------

The Company has stock option plans that provide for granting of options for the purchase of common stock to directors, officers and other key employees. These stock options may be granted subject to terms ranging from one to ten years at a price equal to the fair market value of the stock at the date of grant. Options vest 20% on the date of grant and 20% on each of the next four anniversaries of the grant date. All outstanding but unvested options will vest immediately if the price of the Company's common stock as traded on the New York Stock Exchange reaches $50 and averages $50 for a period of ten consecutive trading days. In connection with the acquisitions of Petrolite and Drilex, the Company assumed the outstanding employee stock options of those companies.

         Stock option activity for the Company was as follows:


                                                  Weighted
                                                   Average
                                                  Exercise
                                      Number        Price
(Shares in thousands)                of Shares    Per Share
                                     ---------    ---------
Outstanding at September 30, 1994      4,879      $   22.90
Granted                                1,349          19.13
Exercised                               (153)         14.93
Forfeited                             (1,060)         23.57
                                      ------       --------
Outstanding at September 30, 1995      5,015          22.02
                                      ------       --------
Granted                                1,145          19.67
Exercised                             (1,774)         22.17
Forfeited                               (203)         22.23
                                      ------       --------
Outstanding at September 30, 1996      4,183          21.30
                                      ------       --------
Granted                                  899          36.13
Options assumed in acquisitions        1,017          17.89
Exercised                             (2,121)         20.82
Forfeited                               (104)         23.83
                                      ------       --------
Outstanding at September 30, 1997      3,874      $   24.03
                                      ------       --------


         The fair market value of options granted in 1997 and 1996 using the Black-Scholes option-pricing model was $10.97 and $4.71 respectively, using the following assumptions: dividend yield of 1.3% and 2.3%; expected volatility of 34.7% and 28.3%; risk-free interest rate of 5.85% and 5.78% and expected life of each option of 3.75 years and 3.75 years.

         The following table summarizes information for stock options outstanding at September 30, 1997 (shares in thousands):



                                        Outstanding                            Exercisable
                          -------------------------------------------   --------------------------
                                        Weighted
                                         Average
                                         Remaining       Weighted                     Weighted
  Range of                              Contractual       Average                      Average
Exercise Prices            Shares       Life (Years)   Exercise Price   Shares      Exercise Price
---------------           -------       -----------    --------------   ------      --------------
$ 36.00 - 41.94              914           8.63        $   36.35          202         $   36.66
  23.88 - 34.50              281           3.55            26.72          276             26.63
  19.13 - 23.00            2,244           6.91            20.29        1,161             20.83
  13.75 - 17.98              435           0.87            15.70          431             15.71
                           -----           ----        ---------        -----         ---------
    Total                  3,874           6.39        $   24.03        2,070         $   22.08
                           =====           ====        =========        =====         =========


At September 30, 1997, 1.6 million shares were available for future option grants.

         The Company has an Employee Stock Purchase Plan (the "Plan") under which 1.2 million shares of the Company's common stock remain authorized and available for sale to employees at a discount of 15%. Based on the market price of common stock on the date of grant, the Company estimates that 463,000 shares will be purchased in July 1998. Under the Plan, 394,000, 427,000 and 414,000 shares were issued at $24.97, $18.81 and $17.96 per share during 1997, 1996 and 1995, respectively.

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         Assuming the Company had used the fair market value method of accounting for its stock based compensation plans, pro forma net income and net income per share would have been $86.4 million and $.56 per share in 1997 and $171.2 million and $1.19 per share in 1996. The effects of applying the fair market value method of accounting in the above pro forma disclosure may not be indicative of future amounts since the pro forma disclosure does not apply to options granted prior to 1996, and additional awards in future years are anticipated.

NOTE 9
INCOME TAXES
--------------------------------------------------------------------------------

The geographical sources of income before income taxes and cumulative effect of accounting changes are as follows:



                              1997       1996        1995
                            --------   ---------   ---------
United States               $   20.6   $   116.4   $   128.3
Foreign                        192.5       182.5        76.8
                            --------   ---------   ---------
   Total                    $  213.1   $   298.9   $   205.1
                            ========   =========   =========


     The provision for income taxes is as follows:



                              1997       1996       1995
                            --------   ---------   ---------
Current:
   United States            $   46.5   $    40.1   $     3.7
   Foreign                      64.3        52.2        36.6
                            --------   ---------   ---------
     Total current             110.8        92.3        40.3
                            --------   ---------   ---------
Deferred:
   United States                 (.2)       20.7        42.1
   Foreign                      (6.6)        9.5         2.7
                            --------   ---------   ---------
     Total deferred             (6.8)       30.2        44.8
                            --------   ---------   ---------
     Provision for
         income taxes       $  104.0   $   122.5   $    85.1
                            ========   =========   =========

         The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income before income taxes and cumulative effect of accounting changes for the reasons set forth below:



                               1997        1996       1995
                            --------   ---------   ---------
Statutory income tax        $   74.6   $   104.6   $    71.8
Nondeductible acquired
   in-process research
   and development charge       41.3
Incremental effect of
   foreign operations           (6.5)       12.5        24.8
1992 and 1993 IRS
   audit agreement             (11.4)
Nondeductible
   goodwill amortization         4.5         5.4         4.2
State income taxes - net
   of U.S. tax benefit           2.9         2.1         1.0
Operating loss and
   credit carryforwards         (4.2)       (3.3)      (13.1)
Other-net                        2.8         1.2        (3.6)
                            --------   ---------   ---------
     Provision for
         income taxes       $  104.0   $   122.5   $    85.1
                            ========   =========   =========


         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards. The tax effects of the Company's temporary differences and carryforwards are as follows:



                                            1997       1996
                                          ---------   ---------
Deferred tax liabilities:
   Property                               $    90.6   $    62.3
   Other assets                               147.5        57.7
   Excess costs arising from acquisitions      67.6        64.0
   Undistributed earnings of
      foreign subsidiaries                     41.3        41.3
   Other                                       36.5        37.4
                                          ---------   ---------
     Total                                    383.5       262.7
                                          ---------   ---------
Deferred tax assets:
   Receivables                                  2.8         4.1
   Inventory                                   72.4        72.4
   Employee benefits                           21.5        44.0
   Other accrued expenses                      40.6        20.2
   Operating loss carryforwards                 9.0        16.6
   Tax credit carryforwards                    15.9        30.8
   Other                                       34.9        15.9
                                          ---------   ---------
     Subtotal                                 197.1       204.0
   Valuation allowance                         (5.7)      (13.1)
                                          ---------   ---------
     Total                                    191.4       190.9
                                          ---------   ---------
Net deferred tax liability                $   192.1   $    71.8
                                          =========   =========

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

         Provision has been made for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of foreign subsidiaries of the Company. The Company considers the undistributed earnings of its foreign subsidiaries above the amounts already provided to be permanently reinvested. These additional foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend; however, the additional amount of taxes payable is not practicable to estimate.

         At September 30, 1997, the Company had approximately $15.9 million of foreign tax credits expiring in varying amounts between 1998 and 2001 available to offset future payments of U.S. federal income taxes.

NOTE 10
SEGMENT AND RELATED INFORMATION
--------------------------------------------------------------------------------

The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in 1997 which changes the way the Company reports information about its operating segments. The information for 1996 and 1995 has been restated from the prior year's presentation in order to conform to the 1997 presentation.

         The Company's nine business units have separate management teams and infrastructures that offer different products and services. The business units have been aggregated into three reportable segments (oilfield, chemicals and process equipment) since the long-term financial performance of these reportable segments is affected by similar economic conditions.

Oilfield: This segment consists of five business units - Baker Hughes INTEQ, Baker Oil Tools, Baker Hughes Solutions, Centrilift and Hughes Christensen - that manufacture and sell equipment and provide services and solutions used in the drilling, completion, production and maintenance of oil and gas wells. The principle markets for this segment include all major oil and gas producing regions of the world including North America, Latin America, Europe, Africa and the Far East. Customers include major multi-national, independent and national or state-owned oil companies.

Chemicals: Baker Petrolite is the sole business unit reported in this segment. They manufacture specialty chemicals for inclusion in the sale of integrated chemical technology solutions for petroleum production, transportation and refining. The principle geographic markets for this segment include all major oil and gas producing regions of the world. This segment also provides chemical technology solutions to other industrial markets throughout the world including petrochemicals, steel, fuel additives, plastics, imaging and adhesives. Customers include major multi-national, independent and national or state-owned oil companies as well as other industrial manufacturers.

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Process Equipment: This segment consists of three business units - EIMCO Process Equipment, Bird Machine Company and Baker Hughes Process Systems - that manufacture and sell process equipment for separating solids from liquids and liquids from liquids through filtration, sedimentation, centrifugation and floatation processes. The principle markets for this segment include all regions of the world where there are significant industrial and municipal wastewater applications and base metals activity. Customers include municipalities, contractors, engineering companies and pulp and paper, minerals, industrial and oil and gas producers.

     The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on income before income taxes, accounting changes, nonrecurring items and interest income and expense. Intersegment sales and transfers are not significant.

         Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items, results of insignificant operations and, as it relates to segment profit(loss), income and expense not allocated to reportable segments.



                                                                   Process
                                     Oilfield        Chemicals     Equipment   Other         Total
                                    ----------       --------      ---------- -------     ----------
1997
Revenues                            $  2,862.6       $  417.2      $  386.1   $  19.5     $  3,685.4
Segment profit (loss)                    416.8           41.9          36.3    (281.9)         213.1
Total assets                           3,014.3        1,009.5         363.7     368.8        4,756.3
Capital expenditures                     289.7           24.8           6.4      21.8          342.7
Depreciation and amortization            143.2           20.5           8.4       4.1          176.2

1996
Revenues                            $  2,397.9        $ 247.6       $ 352.8   $  29.4     $  3,027.7
Segment profit (loss)                    329.1           23.3          31.2     (84.7)         298.9
Total assets                           2,464.6          270.3         258.9     303.6        3,297.4
Capital expenditures                     157.5           16.6           6.6       1.5          182.2
Depreciation and amortization            123.6           12.2           6.7       3.0          145.5

1995
Revenues                            $  2,072.2        $ 223.7       $ 319.6   $  22.0     $  2,637.5
Segment profit (loss)                    249.6           17.8          29.7     (92.0)         205.1
Total assets                           2,423.7          259.8         187.3     295.8        3,166.6
Capital expenditures                     119.1           11.0           5.0       3.8          138.9
Depreciation and amortization            123.9           12.4           5.4       2.4          144.1

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The following table presents the details of "Other" segment profit(loss).



                                1997         1996           1995
                             ---------     ---------    ----------
Corporate expenses           $   (44.3)    $   (40.2)   $    (39.7)
Interest expense-net             (46.8)        (52.1)        (50.8)
Unusual charge                   (52.1)        (39.6)
Acquired in-process
   research and development     (118.0)
Nonrecurring charge to
   cost of sales for
   Petrolite inventories         (21.9)
Gain on sale of Varco stock                     44.3
Other                              1.2           2.9          (1.5)
                             ---------     ---------    ----------
     Total                   $  (281.9)    $   (84.7)   $    (92.0)
                             =========     =========    ==========

         The following table presents revenues by country based on the location of the use of the product or service.



                               1997          1996        1995
                             ---------     ---------    ---------
United States                $ 1,319.7     $ 1,047.2    $   972.9
United Kingdom                   288.0         277.9        207.6
Venezuela                        244.2         160.0        122.7
Canada                           204.5         165.1        157.5
Norway                           175.0         145.6        104.2
Indonesia                        128.0          92.7         54.5
Nigeria                           83.5          64.1         33.5
Oman                              77.2          56.8         45.7
Other (approximately
   60 countries)               1,165.3       1,018.3        938.9
                             ---------     ---------    ---------
     Total                   $ 3,685.4     $ 3,027.7    $ 2,637.5
                             =========     =========    =========


         The following table presents property by country based on the location of the asset.


                              1997        1996       1995
                            --------   ---------   ---------
United States               $  593.3   $   359.9   $   353.0
United Kingdom                 145.3        77.7        67.6
Venezuela                       33.3        25.1        19.0
Germany                         21.4        19.3        18.4
Norway                          20.0        10.9        11.3
Canada                          16.9         9.1         8.0
Singapore                       11.7        17.7        25.0
Other countries                141.0        79.3        72.8
                            --------   ---------   ---------
   Total                    $  982.9   $   599.0   $   575.1
                            ========   =========   =========


NOTE 11
EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

Postretirement Benefits Other Than Pensions
The Company provides postretirement health care benefits for substantially all U.S. employees.

         The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of financial position:



                                                1997        1996
                                             ---------    ---------
Accumulated postretirement
  benefit obligation ("APBO"):
   Retirees                                  $   (81.1)  $   (70.8)
   Fully eligible active plan participants       (11.7)      (10.0)
   Other active plan participants                (17.1)      (16.6)
                                             ---------    ---------
     Total                                      (109.9)      (97.4)
Unrecognized net gain                            (11.1)       (9.8)
                                             ---------    ---------
Accrued postretirement benefit cost          $  (121.0)    $(107.2)
                                             =========    =========


         Postretirement benefit expense includes the following components:



                                    1997        1996       1995
                                   ------     -------     -------
   Cost of benefits earned         $  1.2     $   1.1     $   1.3
   Interest cost on APBO              7.3         7.1         8.2
                                   ------     -------     -------
   Postretirement benefit expense  $  8.5     $   8.2     $   9.5
                                   ======     =======     =======

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The assumed health care cost trend rate used in measuring the APBO as of September 30, 1997 was 7.0% for 1998 declining gradually each successive year until it reaches 5% in 2002, after which it remains constant. A 1% increase in the trend rate for health care costs would have increased the APBO as of September 30, 1997 by 5% and the aggregate of the service and interest cost components of the 1997 net periodic postretirement benefit expense by 5%. The assumed discount rate used in determining the APBO was 7.5%.


Defined Benefit Pension Plans
The Company has several noncontributory defined benefit pension plans covering various domestic and foreign employees, including an overfunded plan acquired as part of the acquisition of Petrolite. Generally, the Company makes annual contributions to the plans in amounts necessary to meet minimum governmental funding requirements.


         Net pension expense includes the following components:



                                 1997        1996        1995
                                ------      ------      ------
Cost of benefits earned         $  1.8      $  1.4      $  1.4
Interest cost on projected
   benefit obligation              4.2         2.5         2.4
Actual return on assets          (11.1)       (6.6)       (4.8)
Net amortization and deferral      5.2         3.7         2.4
                                ------      ------      ------
     Net pension expense        $   .1      $  1.0      $  1.4
                                ======      ======      ======


         The weighted average assumptions used in the accounting for the defined benefit plans were:



                                 1997        1996       1995
                                 -----       -----      -----
Discount rate                    7.3%         7.1%       7.3%
Rates of increase in
   compensation levels           3.0%         3.0%       3.0%
Expected long-term rate of
   return on assets              8.9%         8.6%       8.5%


   The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of financial position.



                                                                           1997                               1996
                                                                 --------------------------         -----------------------
                                                                 Overfunded     Underfunded         Overfunded     Underfunded
                                                                    Plans          Plans               Plans          Plans
                                                                  ----------     ---------           ----------     -------
Actuarial present value of benefit obligations:
   Vested benefit obligation                                      $   (101.9)    $   (16.8)          $    (25.2)    $   (9.9)
                                                                  ==========     =========           ==========     ========
   Accumulated benefit obligation                                     (102.7)        (18.1)               (25.7)       (10.8)
                                                                  ----------     ---------           ----------     --------
   Projected benefit obligation                                       (106.3)        (20.7)               (28.1)       (12.9)
Plan assets at fair value                                              205.0           4.7                 37.9          3.2
                                                                  ----------     ---------           ----------     --------
Projected benefit obligation (in excess of) less than plan assets       98.7         (16.0)                 9.8         (9.7)
Unrecognized prior service cost                                          0.3                                0.5
Unrecognized net (gain) loss                                           (11.0)          1.8                 (5.3)         1.1
Unrecognized net (asset) liability at transition                        (0.3)          0.4                               0.3
                                                                  ----------     ---------           ----------     --------
Prepaid pension cost (pension liability)                          $     87.7     $   (13.8)          $      5.0     $   (8.3)
                                                                  ==========     =========           ==========     ========

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   Pension plan assets are primarily mortgages, private placements, bonds and common stocks.

Thrift Plan
Virtually all U.S. employees not covered under one of the Company's pension plans are eligible to participate in the Company sponsored Thrift Plan. The Thrift Plan allows eligible employees to contribute from 2% to 15% of their salaries to an investment trust. Employee contributions are matched by the Company at the rate of $1.00 per $1.00 employee contribution for the first 2% and $.50 per $1.00 employee contribution for the next 4% of the employee's salary. In addition, the Company contributes for all eligible employees between 2% and 5% of their salary depending on the employee's age as of January 1 each year. Such contributions become fully vested to the employee after five years of employment. The Company's contribution to the Thrift Plan and other defined contribution plans totaled $35.9 million, $30.0 million and $27.5 million in 1997, 1996 and 1995, respectively.

Postemployment Benefits
The Company provides certain postemployment benefits to substantially all former or inactive U.S. employees following employment but before retirement. Disability income benefits ("Disability Benefits"), available at the date of hire, are provided through a qualified plan which has been funded by contributions from the Company and employees. The primary asset of the plan is a guaranteed insurance contract with an insurance company which currently earns interest at 7%. The actuarially determined obligation is calculated at a discount rate of 7%. Disability Benefits expense was $1.1 million in 1997 and Disability Benefits income was $.1 million and $1.5 million in 1996 and 1995, respectively.

         The continuation of medical, life insurance and Thrift Plan benefits while on disability and service related salary continuance benefits ("Continuation Benefits") were provided through a nonqualified, unfunded plan until April 1997. The continuation of the medical benefit portion of the plan was merged into the disability income benefits plan beginning in April 1997. Expense for Continuation Benefits include the following components:



                               1997        1996       1995
                              ------     -------     -------
Cost of benefits earned       $  1.2     $   1.0     $   1.0
Interest cost on projected
   benefit obligation            2.1         1.9         1.8
                              ------     -------     -------
     Postemployment
         benefit expense      $  3.3     $   2.9     $   2.8
                              ======     =======     =======


         The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of financial position for Disability Benefits and Continuation Benefits:



                                    1997        1996
                                   -------     -------
Actuarial present value of
  accumulated benefit
  obligation                       $ (39.9)   $ (40.1)
Plan assets at fair value             15.8       18.6
                                   -------    -------
Accumulated benefit obligation in
   excess of plan assets             (24.1)     (21.5)
Unrecognized net loss                  5.6        3.2
                                   -------    -------
Postemployment liability           $ (18.5)   $ (18.3)
                                   =======    =======

         Health care cost assumptions used to measure the Continuation Benefits obligation are similar to the assumptions used in determining the obligation for postretirement health care benefits. Additional assumptions used in the accounting for Continuation Benefits in 1997 and 1996 were a discount rate of 7% and increases in compensation of 5%.

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12
STOCKHOLDER RIGHTS AGREEMENT AND OTHER MATTERS
--------------------------------------------------------------------------------

The Company had a Stockholder Rights Agreement ("SRA") to protect against coercive takeover tactics. During 1996, the Company exercised its option to redeem all of the rights to purchase from the Company .01 of a share of the Series One Junior Participating Preferred Stock for the redemption price of $.03 per right in accordance with the SRA. The cash distribution of $.115 per share of common stock in the third quarter of 1996 includes the redemption price.

         Supplemental consolidated statement of operations information is as follows:



                                   1997        1996        1995
                                 --------    --------    --------
Rental expense (generally
   transportation equipment
   and warehouse facilities)   $   42.5    $   41.5    $   37.0
Research and development           59.5        44.0        37.4
Income taxes paid                  96.0        78.1        49.3
Interest paid                      39.4        49.6        45.2

         At September 30, 1997, the Company had long-term operating leases covering certain facilities and equipment on which minimum annual rental commitments for each of the five years in the period ending September 30, 2002 are $34.8 million, $25.2 million, $17.3 million, $9.9 million and $8.2 million, respectively, and $45.2 million in the aggregate thereafter. The Company has not entered into any significant capital leases.

NOTE 13
LITIGATION
--------------------------------------------------------------------------------

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

NOTE 14
ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------
The Company's past and present operations include activities which are subject to extensive federal and state environmental regulations.

         The Company has been identified as a potentially responsible party ("PRP") in remedial activities related to various "Superfund" sites. Applicable federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving the Company with the uncertainty that it may be responsible for remediation cost attributable to other PRPs who are unable to pay their share of the remediation costs. Generally, the Company has determined its share of such total cost based on the ratio that the number of gallons of waste estimated to be contributed to the site by the Company bears to the total number of gallons of waste estimated to have been disposed at the site. The Company has accrued what it believes to be its share of the total cost of remediation of these Superfund sites. No accrual has been made under the joint and several liability concept since the Company believes that the probability that it will have to pay material costs above its share is remote due to the fact that the other PRPs have substantial assets available to satisfy their obligation.

         At September 30, 1997 and 1996, the Company had accrued approximately $24.6 million, and $8.3 million, respectively, for remediation costs, including the Superfund sites referred to above. The measurement of the accruals for remediation costs is subject to uncertainties, including the evolving nature of environmental regulations and the difficulty in estimating the extent and remedy of agreements that may be available to the Company to mitigate the remediation costs, such amounts have not been considered in measuring the remediation accrual.

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15
QUARTERLY DATA (UNAUDITED)
--------------------------------------------------------------------------------
Summarized quarterly financial data is shown in the table below:


                                               First           Second             Third           Fourth
(Per share amounts in dollars)                Quarter          Quarter           Quarter          Quarter       Fiscal Year
                                            -----------       -----------       ----------       -----------    -----------
Fiscal Year 1997:  *
   Revenues                                 $    826.7       $    850.2       $    917.3       $   1,091.2       $  3,685.4
   Gross profit  **                              320.9            329.2            361.8             417.3          1,429.2
   Income (loss) before cumulative
      effect of accounting change                 51.5             58.0             82.5             (82.9)           109.1
   Net income (loss)                              39.4             58.0             82.5             (82.9)            97.0
   Per share of common stock: ***
      Income (loss) before accounting
          change                                   .35              .39              .56              (.49)             .71
      Net income (loss)                            .27              .39              .56              (.49)             .63
   Dividends per share                            .115             .115             .115              .115              .46
Fiscal Year 1996:  *
   Revenues                                 $    694.7       $    744.8       $    765.9       $     822.3       $  3,027.7
   Gross profit  **                              270.7            287.4            308.4             323.6          1,190.1
   Net income                                     32.4             41.6             46.9              55.5            176.4
   Net income per share                            .23              .29              .33               .38             1.23
   Dividends per share                            .115             .115             .115              .115              .46


     * See Notes 1, 4 and 5 for information regarding accounting changes, acquisitions and dispositions and unusual charges, respectively.

     ** Represents revenues less costs of sales and costs of services and rentals.

     *** Quarterly per share amounts do not sum to the fiscal year amount because of the issuance of 22.0 million shares of common stock in July 1997.


Stock Prices by Quarter

                            Quarter Ended             High              Low
-------------------------------------------------------------------------------

1997                          12/31/96            $  38.875        $  29.500
                               3/31/97               41.250           34.125
                               6/30/97               40.125           32.625
                               9/30/97               47.250           38.375

1996                          12/31/95            $  24.875        $  18.375
                               3/31/96               29.750           22.750
                               6/30/96               34.250           28.000
                               9/30/96               35.625           28.875